As filed with the Securities and Exchange Commission on July 29, 2005

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RONCO CORPORATION

(Name of small business issuer in its charter)

Delaware	5960	84-1148206
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

21344 Superior Street

Chatsworth, California 91311

(818) 775-4602

(Address and telephone number of principal executive offices)

Same as Above

(Address of principal place of business or intended principal place of business)

Richard F. Allen, Sr.

Chief Executive Officer

21344 Superior Street

Chatsworth, California 91311

(818) 775-4602

(Name, address and telephone number of agent for service)

Copies of communications to:

William C. Phillippi, P.A.

Broad and Cassel

Tower 101, Suite 1700

101 Northeast Third Avenue

Fort Lauderdale, FL 33301

Telephone: 954-771-0908

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.00001 par value	14,976,641 shares	$5.00	(1)	$74,883,205	$8,813.75

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 29, 2005

14,976,641 SHARES

RONCO CORPORATION

COMMON STOCK

This Prospectus covers an aggregate of 14,976,641 shares of common stock, par value $.00001 per share (the “Common Stock” or the “Shares”), of Ronco Corporation, a Delaware corporation (“Ronco” or the “Company”), that may be offered for sale by the persons named in this Prospectus under the caption “Selling Shareholders” who may (1) acquire (A) 13,262,600 shares of Common Stock upon conversion of Series A Convertible Preferred Stock of Ronco issued in a private placement on June 30, 2005 (the “Private Placement”) and (B) 266,667 shares of Common Stock issuable upon exercise of warrants issued to the placement agent for the Private Placement (the “Placement Agent Warrants”) or (2) have acquired (A) 622,224 shares of Common Stock issued to the pre-acquisition shareholders of Ronco Marketing Corporation, a wholly-owned subsidiary of the Company (“RMC”), (B) 11,236 shares of Common Stock issued to two persons in connection with the acquisition of RMC by the Company, (C) 13,600 shares of Common Stock issued to one person for consulting services and (D) 800,314 shares of Common Stock issued to three officers of the Company. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See “Selling Shareholders.”

Ronco’s Common Stock trades on the OTC Bulletin Board® under the symbol “RNCP.OB.” On July 26, 2005, the closing price for Ronco Common Stock was $5.25 per share.

The Selling Shareholders may sell the Common Stock for their own accounts in open market transactions, or in private transactions, at prices related to the prevailing market prices or at negotiated prices. The Selling Shareholders may sell their shares to or through broker-dealers, who may receive compensation in the form of negotiated discounts or commissions from the Selling Shareholders or the purchasers of shares. Upon any sale of shares of Common Stock offered hereby, the Selling Shareholders and participating broker-dealers or selling agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”). It is not possible at this time to determine the price to the public in any sale of the shares of Common Stock by the Selling Shareholders and therefore the public offering price and the amount of any applicable underwriting discount or commissions will be determined at the time of sale. We shall bear costs and out-of-pocket expenses in connection with this Offering.

The shares of common stock offered hereby involve a high degree of risk and should be considered only by persons capable of bearing the economic risk of such investment. You should carefully consider the “ Risks of Investing in Our Shares” section beginning on page 7 of this Prospectus.

You should rely only on the information contained in this Prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this Prospectus. This Prospectus is not an offer to sell, nor is it seeking an offer to buy, these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July     , 2005

FORWARD LOOKING STATEMENTS

We make statements in this Prospectus that are not historical fact and are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in this Prospectus or from time to time in our filings with the SEC.

These risks and uncertainties include, among others, those described under “Prospectus Summary,” “Risk of Investing in Our Shares,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this Prospectus. In light of these risks and uncertainties, the forward-looking events discussed in this Prospectus might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the website that the Commission maintains at http://www.sec.gov.

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES, APPEARING IN THIS PROSPECTUS.

THE COMPANY

We are a leading provider of proprietary branded consumer products for the kitchen and home, sold primarily through direct response television marketing (also known as infomercials). Ronald M. Popeil started selling products under the Ronco™ brand over 40 years ago. Since then, Ronco has been developed into what we believe is one of the premier consumer brands in the United States of America, enjoying broad recognition from both consumers and the business community as an innovator in both direct response television and consumer products. We believe the Ronco brand name is deeply embedded in popular culture as the very embodiment of television marketing and has a very high awareness with consumers. Over the last six years, we have sold products to over 5,000,000 customers. We continue to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

We have experienced considerable success in marketing and distributing our products through direct response television, a distribution channel that was developed in part through the pioneering efforts of our founder, Ronald M. Popeil. Mr. Popeil has sold over $2 billion worth of products through direct response television marketing. We have been a consistent innovator within the direct response television industry with respect to the format and content of our infomercials as well as our media buying strategies. We supplement our direct response television investment with indirect distribution channels, such as wholesale distributors and direct sales to retailers, and other direct marketing efforts, such as through our online presence (www.ronco.com), television retailing (through QVC), our customer service department and third-party outbound telemarketing.

We believe that our products are characterized by their fundamental utility, innovation, quality, and value proposition. The majority of our products have been developed internally, and there is substantial intellectual property underlying many of our product lines. Our ability to offer consumers innovative, cost-effective and easy-to-use products has enabled us to define product categories and to create and then sustain a first-to-market advantage. We have established multiple sourcing relationships that provide us with low-cost, high-volume production capacity, consistent product quality and quick response times. We have also established a highly-efficient order fulfillment system by tightly integrating our own systems and processes with those of nationally-recognized third-party telemarketing and fulfillment vendors, providing a high degree of customer satisfaction with the entire experience of buying a Ronco product and leading to product up-sells and repeat business.

Product Offerings

We currently offer two product categories: kitchen products and household products. All of our products carry the Ronco or Popeil™ brand names and have enjoyed consistently high satisfaction rates.

Kitchen Products

We manufacture or source, market and distribute innovative, affordable and highly functional products for use in kitchens. From our inception, we have sold millions of units of kitchen products, primarily through our direct response television programs. Notable products developed and marketed by Ronco and Popeil brands for use in food preparation and storage include the Chop-O-Matic™, the Electric Food Dehydrator™, the Solid Flavor Injector™, and Popeil’s Pasta Maker™. In 2002, our Pasta Maker was awarded a Gold Medal for excellence by the American Culinary Institute in a comparison test with other pasta machines.

Our most prominent kitchen product line today, and the most successful product in our history, is our family of Showtime Rotisserie & BBQ™ electric rotisserie ovens and accessories. Sales of the Showtime Rotisserie constituted approximately 94% of our gross direct response revenues for the twelve months ended December 31, 2003; approximately 46.9% of our gross direct response revenues for the nine months ended September 30, 2004; and approximately 47.4% of our gross direct response revenues for the six months ended March 31, 2005. From our 1999 launch of this product family through June 30, 2005, we have recorded gross product sales of over $750,000,000 worth of Showtime-related products, the majority of which have occurred through direct response television marketing. Our Showtime Rotisserie oven has been rated by several independent panels to be a superior infomercial product offering and a superior cooking appliance. We offer several models of Showtime ovens and a range of accessories for use with the ovens, including cookbooks; food products such as marinades, rubs and sauces; and cooking tools such as gloves, self-turning kabob rods and wire baskets.

We also introduced a new product family in November 2003—the Six Star+ Cutlery Set™ of knives for use in residential kitchens. We offer a range of accessories that complement our Six Star+ Cutlery Set, including flatware, knife sharpeners, scissors and wooden blocks. Sales of cutlery products and accessories represented approximately 6% of our gross direct response revenues for the twelve months ended December 31, 2003; approximately 50.4% of our gross direct response revenues for the nine months ended September 30, 2004; and approximately 51.5% of our gross direct response revenues for the six months ended March 31, 2005.

We believe the success of the Showtime product family demonstrates the effectiveness of infomercials as a marketing medium for unique products and the value that we can create through innovative product design. We believe the success we have experienced thus far with the Six Star+ Cutlery Set product line demonstrates the value that the Ronco brand and our deep experience in direct response media can bring to the marketing of more common kitchen products. In addition, the financial performance of the Company through 2004, as compared to a similar period in 2003, illustrates the impact that the simultaneous marketing of multiple products can have on our financial results.

Household Products

We also manufacture or source, market and distribute a variety of innovative, affordable and highly functional products for use in the home. Notable consumer products developed and marketed by us since our inception for cleaning, personal care, recreational and other purposes include The Pocket Fisherman™, GLH™ (Great Looking Hair), Mr. Microphone™, the Glass and Bottle Cutter™, and the Rhinestone and Stud Setter™. Nominal amounts of certain of these products are sold today, primarily through channels other than direct response television. We believe these products can be periodically and successfully re-launched with the assistance of wholesale distribution partners.

Industry Overview

According to the Direct Marketing Association 2004 Statistical Fact Book, the U.S. electronic direct response industry, (including direct orders, lead generation and traffic generation for both business-to-business and business-to-consumer for TV, radio and the Internet), reached $296 billion in 2004. U.S. revenues from the direct response television (DRTV) medium have grown at a rate of 11% since 2003 and reached $167 billion in 2004. A recent study by the Electronic Retailing Association showed 63% of Americans, or more than 136,000,000 people, routinely watch some form of DRTV advertising. Today, DRTV is said to account for 25% of all television commercials (according to www.direct-response-television.com). According to CyberAtlas, more than one-quarter (28.6%) of Americans have reportedly purchased a product advertised via an infomercial. Finally, in a study conducted by Response Magazine, 33% of the respondents indicated that product demonstration is the primary reason for DRTV purchases, followed by price (16%).

Direct response marketing allows marketers to develop, test, implement, measure and modify their marketing programs. The advertiser can monitor exactly how much business is derived from each station, each media purchase and each creative effort. DRTV has succeeded as a medium in part because the format allows potential purchasers to see products in use. We will continue to utilize DRTV to market our products directly to consumers and to build brand awareness to support our retail distribution efforts.

Growth and Profitability Strategy

Our objective is to increase our revenue, profitability and cash flow by leveraging our position as a recognized leader in branded products for use in the kitchen and elsewhere around the home that are marketed through direct response television as well as other distribution channels. Our strategy for this objective includes the following key elements:

•	Expand Retail Distribution. We believe there is a substantially untapped opportunity to market Ronco’s products through traditional retailers. A leading publication serving the direct response television industry, Response Magazine, stated in its March 2004 issue that products that are initially marketed through direct response television marketing may generate through retail distribution an average of five (and in some cases as much as twenty) times the total unit sales realized from infomercial campaigns. As an example, we have sold over 5,000,000 Showtime Rotisserie & BBQ units—approximately 3,000,000 through direct response channels and 2,000,000 through retailers (a retail to DRTV ratio of less than 1 to 1). On the other hand, according to public filings by Salton Corporation, over 50,000,000 units of the George Foreman Lean Mean Grilling Machine™, an indoor kitchen appliance, have been sold since 1995 with the preponderance of those units (approximately 48,000,000) sold at retail after the product line had been initially launched through direct response television (a ratio of over 20 to 1).

A core component of our strategy is to expand our retail distribution by entering into direct distribution agreements with key national retailers of household and home improvement products. We are currently in advanced discussions with a number of mass merchants, department stores and large retail chains to expand distribution of Ronco products nationwide. To fully leverage the strength of our brand, we are also selectively contemplating creation of private label merchandise for certain retailers who are interested in a broader product line. We will also re-focus our existing wholesale distribution relationships to target selected smaller or regional retail chains while we develop direct relationships with the larger retailers, thus capturing a greater margin percentage. As part of this strategy, we intend to selectively re-introduce certain of our existing products into retail distribution.

•	Introduce New Products. Since our inception, Ronald M. Popeil has been the sole determinant of our product strategy, and until the recent debut of our cutlery product line, Mr. Popeil’s inventions have been the only source of major new products for Ronco. As a result, we have historically focused a substantial portion of our creative, managerial and capital resources within a given period on a single product and have not diversified our business. Mr. Popeil executed a New Product Development Agreement at the closing of the Ronco Asset Purchase, which ensured that Ronco will have an exclusive relationship with Mr. Popeil with respect to new product inventions. However, a core component of our strategy is to diversify our sources of product development and our emphasis on a given product category. We intend to pursue a new product strategy that includes: (i) adding complementary products to our existing primary product lines (Showtime Rotisserie and Six-Star+ Cutlery Set); (ii) adding unique products from third-party inventors that have the opportunity to be major contributors; (iii) introducing new Ronco-branded product lines that feature more common products (such as cutlery or dinnerware) but innovate through packaging and pricing for both private label and general distribution; and (iv) working closely with Mr. Popeil to develop and launch new and innovative product lines.

•

Pursue Emerging Domestic and International Market Opportunities. We believe there are a number of other unrealized opportunities for us to reach new audiences and enhance our distribution methods. As an example, we believe the Hispanic population within the United States of America represents a growing and very attractive market for our products. We intend to market to this audience to more precisely target and reach it through the production and airing of Spanish-language infomercials on Hispanic television stations. We also intend aggressively to extend our product marketing and distribution with respect to foreign markets. Finally, although our online commerce distribution channel has grown substantially over the past three years, we believe our current website could be improved to enhance its functionality and the user experience, which we believe should result in higher online commerce sales. We intend to re-launch our website within the next year with significantly greater functionality.

•	Realize Process Efficiencies. During the past year, we have implemented new sourcing arrangements that we believe will enable us to realize substantial cost savings, improving our gross margins and profitability. We have also recently entered into certain fulfillment arrangements that should provide us with additional savings. We intend to re-engineer many of our business processes over the next two years, and expect that we will further enhance our profitability as a result.

History of Transactions

The following is a brief description of the transactions that resulted in the acquisition.

Ronco Asset Purchase Transaction

On June 30, 2005, Ronco Marketing Corporation (“RMC”) acquired substantially all of the assets of Ronco Inventions, LLC; Popeil Inventions, Inc.; and RP Productions, Inc. (collectively, the “Acquired Businesses”) for a total purchase price of $56.509 million (the “Purchase Price”). The Purchase Price consisted of $40.209 million in cash plus the value of the Net Current and Other Asset Values (“NCOAV” as defined in the Asset Purchase Agreement), which was estimated at $16.3 million and is subject to adjustment pursuant to the Agreement and evidenced by promissory notes (the “Seller Notes”). The Company is required to complete an accounting, based on agreed upon accounting methodologies, to determine, as of the closing date, the actual NCOAV of the assets purchased. Based upon how the actual NCOAV amounts compare to the Estimated Combined NCOAV (as defined in the Asset Purchase Agreement) amounts, the principal amount of the Seller Notes shall be adjusted. The Company shall, within 30 days of the closing date, complete an accounting to determine, as of the closing date, the actual combined NCOAV of the Acquired Businesses. Pursuant to this adjustment provision, the amount of the outstanding Seller Notes shall be reduced to a maximum of $15 million, and the Sellers shall be assigned accounts receivable of the Company in the amount by which the actual combined NCOAV is greater than $15 million. If the actual combined NCOAV is calculated to be less than $15 million, then the principal amount of the Seller Notes shall be reduced to that value. On the closing date, the estimated NCOAV was $16.3 million.

We have executed a series of agreements with Mr. Popeil, including a multi-year consulting agreement and a new product development agreement, which ensure Mr. Popeil’s continued involvement and financial interest in our business. See the “Arrangement with Ronald M. Popeil” section of this Prospectus on Page 49 for a detailed description of the agreements.

FTK Merger Transaction

Pursuant to an Agreement and Plan of Merger dated May 23, 2005, between RMC and Fi-Tek VII, Inc., a Delaware corporation (“FTK”), the following events (the “FTK Transactions”) occurred in late June 2005:

•	FTK effected a reverse split of its common shares, which reduced the number of outstanding shares of FTK common stock to 477,641 shares;

•	In a reverse triangular merger, RMC merged with Ronco Acquisition Corporation, a wholly-owned subsidiary of FTK, with RMC being the surviving corporation in that merger. The former holders of RMC common stock received 800,002 shares post reverse split shares of FTK common stock in aggregate, and RMC is a wholly-owned subsidiary of FTK; and

•	FTK changed its name to Ronco Corporation.

The above descriptions are summaries of the terms of certain documents and transactions and, to the extent that such summaries are inconsistent with the terms of the actual agreements, the terms of the actual agreements are controlling. The actual agreements are available upon request, and we encourage potential subscribers to read those agreements in their entirety.

Financing the Ronco Asset Purchase and the FTK Transactions

To finance the cash portion of the Purchase Price of the Ronco Asset Purchase, we raised $50 million through a private offering of Series A Convertible Preferred Stock. Our Common Stock is quoted on the OTCBB under the symbol RNCP.OB.

Our principal executive offices are located at 21344 Superior Street, Chatsworth, California, 91311, and our telephone number is (818) 775-4602. Our website is www.ronco.com. Information contained on our website is not a part of this Prospectus.

SUMMARY OF THE OFFERING

Common Stock being registered by us:

(i) 13,262,600 shares issuable upon conversion of 13,262,600 shares of Series A Convertible Preferred Stock issued in a Private Placement on June 30, 2005, (ii) 266,667 shares issuable upon exercise of the Placement Agent Warrants issued in connection with the Private Placement, (iii) 622,224 shares issued to the pre-acquisition shareholders of RMC in the reverse triangular merger, (iv) 11,236 shares issued to two persons in connection with the acquisition of RMC by the Company (iv) 13,600 shares issued to one person for consulting services and (v) 800,314 shares issued to three officers of the Company.

Common Stock to be outstanding after the Offering:	15,354,157 shares(1)

Use of proceeds:

The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Shareholders. The Company will only receive proceeds upon the exercise of the Placement Agent Warrants, which proceeds, if any, will be used for working capital requirements and other general corporate purposes. See “Use of Proceeds.”

Risk Factors:	You should consider the risks discussed in “Risk Factors” and elsewhere in this Prospectus.

OTC Bulletin Board® symbol:	RNCP.OB

(1)	Assumes conversion of 100% of the Series A Convertible Preferred Stock into shares of Common Stock but not exercise of 100% of the Placement Agent Warrants.

RISK FACTORS

You should consider the following factors and other information in this Prospectus relating to our business and prospects before deciding to invest in the securities. This investment involves a high degree of risk, and you should purchase our Common Stock only if you can afford to lose the entire sum invested in it. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus and presented elsewhere by management from time to time.

Risks Related to Our Business

The Acquired Businesses have a history of losses, and we may not be able maintain profitability.

Ronald M. Popeil has been selling products under the Ronco brand name since the early 1960s. The Acquired Businesses have operated since 1991 under various brands and entities. These Acquired Businesses have recorded operating losses at various periods in their operating history. The combination of non-recurring expenses, license arrangements and inter-company financings are substantially responsible for these operating losses. It is our expectation that Ronco will have positive operating profits as an independent entity, and that the historical losses of the Acquired Businesses are not a reasonable benchmark as to the Company’s profitability or prospects. There can be no assurance, however, that we will reach our profitability targets.

We are subject to FCC regulation with respect to the telemarketing aspects of our business and industry, and our business could be harmed if these regulations limit the format and/or content of television direct marketing programs.

Our television direct marketing programs are significantly impacted by government regulation of television advertising, particularly those regulations set forth by the Federal Communications Commission. These regulations impose restrictions on, among other things, the air time, content, and format of the direct response television program. If we are required to remove or alter the format or content of our television programs, our business could be harmed. Additional regulations may be imposed on television advertising in the future. Legislation regulating the content of television advertisements has been introduced and passed in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting television advertising may harm the results of our operations.

Our business model is dependent in part on our ability to purchase sufficient quantities of television media at attractive prices. If we fail to obtain attractive media prices for our direct response television programs, our profitability will decline and our business may be harmed.

While we intend to invest in and develop other distribution channels, direct response television is currently our main channel of distribution. Our business model is dependent in part on our ability to purchase television media time at attractive prices in order to broadcast our direct response television programs. We have formed a media department solely for the purpose of making these media purchases. If we should fail to purchase sufficient quantities of media to market our products, or to purchase that media which will deliver our desired level of customer response, our ability to reach our targeted customer will be reduced and our sales and profits will decline. If we fail to obtain attractive prices for such media purchases and our media costs increase, we will experience a decline in our operating profitability and our results of operations will be negatively impacted. There can be no assurance that our media department will be able to effectively obtain attractive media prices.

Our direct response television revenues are dependent in part on our development, production, and broadcast of new and updated infomercials. If we fail to regularly renew our infomercial campaigns for our existing products, sales from such products will decline and our business may be harmed.

Historically, direct response television sales of our products are highest during the first four hours immediately following the airing of a long form infomercial for that specific product. Therefore, our revenues from direct response television sales are dependent, in part, upon the continued periodic airing of our existing infomercials and the development, production, and broadcast of new and updated infomercials. Under the terms of the consulting agreement between Ronald M. Popeil and the Company, Mr. Popeil is obligated to appear in three long form infomercials per year for products of the Company. Mr. Popeil’s consulting agreement has a term of three years beginning June 30, 2005. See the “Arrangement with Ronald M. Popeil—Agreements with Ronald M. Popeil” at Page 49 of this Prospectus. In the event that the Company is unable to produce or broadcast new and updated infomercials, or broadcast its existing infomercials, for its products in a timely manner, we would expect the level of our revenues from direct television sales to decrease, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are based, to a certain extent, on the successful integration of certain supply chain and operating technologies. Our inability or our vendors’ inability to integrate these technologies may negatively impact our customer order process, fulfillment, and delivery of our products and may harm our business and operating results.

Some of our operating activities are outsourced to various vendors and service providers. These operating activities include taking customer orders, product manufacturing, product fulfillment, and product delivery. We rely on certain hardware and software systems, provided by third-party vendors, to perform vital functions with respect to our operations. Various supply chain technologies have been used to integrate these processes. Our inability or our vendors’ inability to properly operate and integrate these technologies will negatively impact our product supply chain and may harm our business and operating results.

We rely on our wholesale distribution channel to generate a meaningful portion of our product sales, and a core component of our strategy is to significantly expand this channel over time.

Our wholesale distributors comprise a meaningful portion of our revenues and will remain important to our revenues as we plan to continue selling our products through retailers. A core component of our strategy is to expand our retail distribution by entering into direct distribution agreements with key national retailers of household and home improvement products. We will also re-focus our existing wholesale distribution relationships to target selected smaller or regional retail chains. In the past we have used two wholesale distributors who purchase our products. As a result, our wholesale revenues have been highly concentrated. If either one of these distributors should experience financial distress that interferes with its ability to purchase our products or underperform relative to our expectations, then our wholesale revenues may decline. There can be no assurance that we will be able to increase the number of wholesale distributors and decrease the customer concentration within our wholesale revenues or get similar terms on wholesale agreements going forward.

We plan to substantially expand our retail distribution by entering into direct distribution agreements with key national retailers.

We plan to implement our strategy to distribute our products through large national retailers in order to leverage the strength of the Ronco brands, created through our direct response television distribution channel. It is our expectation that this strategy will significantly increase our revenues in the future; however, there can be no assurance that we will be able to negotiate attractive distribution agreements with key national retailers or otherwise achieve substantial retail distribution of our products. Furthermore, if we are successful in placing our products with key national retailers, there can be no assurance that our products will have satisfactory sell-through rates. In addition, any expanded retail distribution channel may result in dilution of our brands, erosion of our margins, and create strains on our financial and managerial resources, each of which could have a material adverse effect on our business, financial condition and results of operations.

We have historically relied on the efforts and contributions of Ronald M. Popeil.

Our future success depends in part on the continued service of Ronco’s founder and chief inventor, Ronald M. Popeil. Mr. Popeil’s name and identity are closely linked to the brand identity of Ronco Corporation. Additionally, Mr. Popeil has been essential to defining the Acquired Businesses’ brand and marketing strategies, future product developments and overall strategic direction. We intend to obtain a key man life insurance policy on Mr. Popeil. Additionally, we intend to obtain a disability policy on Mr. Popeil. We have entered into an exclusive consulting agreement with Mr. Popeil for an initial term of three years, whereby Mr. Popeil will continue to provide us with his expertise and services with respect to new products, marketing and other aspects of our operations. This agreement also contains a provision prohibiting Mr. Popeil from competing with us. We have also entered into several other agreements with Mr. Popeil to ensure his ongoing interest in the growth and financial prospects of Ronco. See the “Arrangement with Ronald M. Popeil section at Page 49 of this Prospectus. The loss of Mr. Popeil’s services for any reason would have an adverse effect on our business.

We rely on foreign sources for the production of many of our products and the procurement of the materials required for the manufacture of these products.

We outsource our manufacturing to a small number of manufacturers in multiple geographic regions. Because a small number of manufacturers are responsible for our production, any breakdown in the manufacturing process could result in product shortages, and revenues could decline due to the loss of one of these manufacturers. An early termination by one of our manufacturers would leave limited time to seek a replacement and as such, would harm our financial results, as it is unlikely that we would be able to rapidly replace that source. Furthermore, sourcing products abroad subjects our business to a variety of risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. Our future performance will be subject to these factors, which are beyond our control.

Our prospects are dependent, to a certain extent, on our ability to successfully introduce new products on a timely basis.

Companies engaged in the direct response television marketing and consumer products industries regularly develop and introduce new products to consumers in order to grow their revenues and to compensate for the normal life cycle of any product. We are continually developing new products as well as new applications of existing products. In addition, as part of our product strategy, we intend to work with third-party inventors for the first time in our history, which may result in our purchasing or licensing the rights to certain products or product lines from such parties. There can be no assurance that these efforts will be successful, or that we will be able to maintain a level of uniqueness, customer value or product quality with potential third-party products that we have experienced with products developed internally by us. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products, or that such new or enhanced products will adequately meet the requirements of current or prospective customers. Any failure by us successfully to design, develop, test and introduce such new products, or the failure of our recently introduced products to achieve market acceptance, could prevent us from maintaining our existing customer base, gaining new customers or expanding our markets and could have a material adverse effect on our business, financial condition and results of operations.

Our success depends largely on the value of our brands, and if the value of our brands were to diminish, our business would be adversely affected.

The prominence of our Ronco, Popeil, Showtime and other brands are a key component of our business. If our consumer brands or their associated merchandise lose their appeal to consumers, our business would be adversely affected. The value of our consumer brands could also be eroded by misjudgments in product development or selection, or by our failure to maintain a sufficient level of quality control. These events would likely reduce sales for our products. Moreover, we anticipate that we will expand our marketing and sales efforts through the development or acquisition of new products that will be sold under our brand names directly, through retail stores and online through the Ronco website. Misjudgments by us in the development or choice of new products could damage our existing or future brands. If any of these developments occur, our business would likely suffer and we may be required to write-down the carrying value of our goodwill.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights.

We rely on a combination of patents, trademarks, trade secrets, copyrights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. In addition, there can be no assurance that the courts will enforce the contractual arrangements that we have entered into to protect our intellectual property rights. Our operating results could be harmed by the failure to protect such intellectual property.

If we fail to manage distribution of our products and services properly, our revenue, gross margin and profitability could suffer.

We plan to use a variety of different distribution methods to sell our products, including direct response sales, indirect sales through retail stores and sales through our internet website. Successfully managing the interaction of our direct and indirect channel efforts to reach all of the potential customer segments for our products will be a complex process. Moreover, since each distribution method has distinct risks and gross margins, our failure to implement the most advantageous balance in the delivery model for our products could adversely affect our revenue and gross margins and therefore profitability. Other distribution risks are described below.

Our financial results could be materially adversely affected due to channel conflicts or if the financial conditions of our channel partners were to weaken.

Our future operating results may be adversely affected by any conflicts that might arise between our various sales channels, the loss or deterioration of any alliance or distribution arrangement or the loss of retail shelf space. Moreover, some of our wholesale and retail distributors may have insufficient financial resources and may not be able to withstand changes in business conditions, including economic weakness and industry consolidation. Revenue from indirect sales could suffer and we could experience disruptions in distribution if our distributors’ financial conditions or operations weaken.

Our inventory management may be complex if we sell a significant mix of products through distributors.

We must manage inventory effectively, particularly with respect to sales to distributors, which involves forecasting demand and pricing issues. While a comparatively small portion of our sales volume is supplied through wholesale distributors, such distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high or delay orders in anticipation of new products. Distributors may also adjust their orders in response to the supply of our products and the products of our competitors and seasonal fluctuations in end-user demand. Our reliance upon indirect distribution methods may reduce visibility to demand and pricing issues, and therefore make forecasting more difficult. If we have excess inventory, we may have to reduce our prices and write-down inventory. Moreover, our use of indirect distribution channels may limit our willingness or ability to adjust prices quickly and otherwise to respond to pricing changes by competitors. We also may have limited ability to estimate future product returns for products sold through indirect distribution channels.

Claims made against us based on product liability could have a material adverse effect on our business.

Like any other distributor or manufacturer of consumer products, we will be subject to product liability litigation. Whether frivolous or with merit, these claims will divert management’s time and resources from general operations. Consequently, our operations would be adversely affected. Additionally, there can be no assurance that the plaintiffs in these cases will not obtain large judgments against us, which may include substantial punitive damages that we would be forced to pay. As a result, we may suffer a material adverse impact to our earnings and financial health.

Our business may be adversely affected by certain retail or wholesale customers seeking to directly source lower cost imported products.

In some cases, our retail and wholesale customers may find substantially similar, unbranded products produced by a foreign manufacturer for significantly less than our prices. Consequently, these wholesale or retail customers may elect to purchase the cheaper, unbranded products to offer in their stores or to their customers, and we would suffer a material decrease in our sales and profitability.

We may be unable to execute our growth and profitability strategy.

Our continued growth will depend to a significant degree on our ability to increase revenues from our direct marketing and retail businesses, to maintain existing vendor and distribution relationships and develop new relationships, and to maintain and enhance the reach and brand recognition of our existing products and any new products that we create or acquire. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control including: (i) the continuing effectiveness of our media and marketing strategies, (ii) the continued perception by consumers that we offer high quality products at attractive prices, (iii) our ability to develop and/or select new products that appeal to our customer base and to market such products effectively to our target audience, and (iv) our ability to attract, train and retain qualified employees and management. There can be no assurance that we will be able to implement our growth strategy successfully.

There can be no assurance that our Internet technology systems will be able to handle increased traffic or that certain planned upgrades to our online operations will result in higher sales through improved customer experience.

An element of our growth strategy is to generate a higher volume of traffic on, and use of, our Internet website: www.ronco.com. Accordingly, the satisfactory performance, reliability and availability of www.ronco.com, transaction processing systems and network infrastructure will be critical to our reputation and our ability to attract and retain online customers, as well as maintain adequate customer service levels. Our online revenues will depend on the number of visitors who shop on www.ronco.com and the volume of orders we can handle. Unavailability of our website or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a substantial increase in the volume of traffic on www.ronco.com or the number of orders placed by customers, we may be required to expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of www.ronco.com or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. Any failure to manage the anticipated growth and expansion of our online sales could have a material adverse effect on our business.

We could face liability for breaches of security on the Internet.

To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. These claims could result in substantial costs and a diversion of our management’s attention and resources.

We are dependent on the contributions of our key executives.

We are dependent upon the contributions of Richard F. Allen, Sr., who is our President and Chief Executive Officer. In addition to his other executive duties, Mr. Allen is primarily responsible for the successful development of new distribution channels for our products. We have entered into an employment agreement with Mr. Allen for an initial period of four years beginning July 1, 2005. Our operations may be adversely affected should we lose the services of Mr. Allen for any reason.

We are also dependent upon the contributions of Evan J. Warshawsky, our Chief Financial Officer, with the primary executive responsibility for all of our financial operations. We have entered into an employment agreement with Mr. Warshawsky for an initial period of three years beginning July 1, 2005. Our operations may be adversely affected should we lose the services of Mr. Warshawsky for any reason.

Indemnification of officers and directors.

Our Articles of Incorporation and Bylaws provide for the indemnification of our officers and directors. It is possible that the indemnification obligations imposed under these provisions could result in a charge against our earnings and thereby affect the availability of funds for other uses.

As a result of the Ronco Asset Purchase and the FTK Transactions, we have a substantial amount of goodwill, which is subject to impairment under SFAS No. 142 and would negatively impact our earnings if an impairment was taken.

We accounted for the Ronco Asset Purchase using the purchase method of accounting. The total cost of the Ronco Asset Purchase is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

We will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. If we conclude after a goodwill impairment test that our goodwill is impaired, we will be required to take a write-down of goodwill in an amount determined by the impairment test. Such write-downs can dramatically impact our earnings and may result in lower trading prices for our Common Stock.

Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States of America and world economies and may adversely affect our business.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States of America or its businesses or interests. Attacks or armed conflicts that directly impact the Internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States of America and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States of America to enter into a wider armed conflict, which could disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

Risks Related to being a Public Company

We are a new public company subject to evolving corporate governance and public disclosure regulations that may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related rules and regulations, are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and our reputation may be harmed.

The ownership of the Company continues to be closely held, and our Common Stock will have limited liquidity.

A substantial portion of our shares of Common Stock is subject to lock-up agreements and other resale restrictions, and a significant percentage of our outstanding Common Stock is held by certain institutional and insider investors. Consequently, the public float for the Common Stock will be highly limited. As a result, should you wish to sell your Common Stock into the open market, you may encounter difficulty selling large blocks of your shares of Common Stock or obtaining a suitable price at which to sell your Common Stock.

We expect to pay no cash dividends.

We presently do not expect to pay dividends in the foreseeable future. The payment of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

We face risks associated with the use of debt to fund our operations, including refinancing risk.

We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay all the Seller Notes when such notes mature. A default on the Seller Notes by us could cause us to lose significant intellectual property rights purchased through the Ronco Asset Purchase and could have a material adverse effect on our business and results of operations. See the “Description of the Seller

Notes” section of this Prospectus at Page 57 for a description of what constitutes a default under the Seller Notes and the “Arrangement with Ronald M. Popeil” section at Page 49 of this Prospectus for a description of the effects on us of a default on the Seller Notes under the terms of certain agreements between us and Ron Popeil.

Risks Related to Our Industry

We are engaged in a highly competitive industry.

The direct response industry includes numerous companies that market their products on television through infomercials. We compete with several other companies and products in the direct response industry, including GT Brands, Telebrands Corporation, Idea Village, Guthy Renker, Tilia (a division of Jarden, Inc.), and Sylmark. Many of our competitors, including some of those identified above, have been in business for a number of years, have established customer bases, are larger, and have greater financial resources than us. There can be no assurance as to the degree to which we will be able to successfully compete in our industry.

We may be adversely affected if the financial health of the retail industry in the United States of America should deteriorate.

We are subject to broad economic factors that drive consumer spending and maintain the health of the retail industry in the United States of America. These factors include, but are not limited to, unemployment rates, consumer credit levels, consumer confidence, and household discretionary income. If any of these or other economic factors should erode, consumer spending would fall and the retail industry in the United States of America would suffer a downturn. Consequently, our earnings would be adversely impacted by lower sales.

We may be adversely affected by the trend towards retail trade consolidation.

As we pursue our retail distribution strategy, our sales will be contingent upon the favorable wholesale prices that we can obtain from retailers. If retailers merge or the retail industry consolidates, the larger, combined retailers will have significant pricing power because of the sheer size of their retail networks. As a result, we may not be able to obtain reasonable prices for our products. Consequently, our margins will decline and our results of operations would be reduced. There can be no assurance that we will be able to obtain reasonable wholesale prices for our products under a scenario where retailers merge and consolidate into larger entities.

UNAUDITED PRO FORMA CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS

On June 27, 2005 (the “Closing Effective Date”), Ronco closed a merger transaction (the “Merger”) pursuant to an Agreement and Plan of Merger dated May 23, 2005, by and among Ronco, the Fi-Tek VII shareholders, Ronco Acquisition Corporation (“RAC”) and RMC (the “Merger Agreement”). Pursuant to the Merger Agreement, we acquired RMC by merging RAC into RMC. RMC was the surviving corporation and became a wholly-owned subsidiary of Ronco after the Closing Effective Date. Pursuant to the Merger Agreement: (i) each share of our common stock issued and outstanding immediately prior to the Effective Date of the Merger remained issued and outstanding from and after the Effective Date; (ii) each share of Ronco Acquisition Corporation’s common stock issued and outstanding immediately prior to the Effective Date ceased to be outstanding and was converted into one share of common stock of RMC; and (iii) each share of RMC’s common stock issued and outstanding immediately prior to the Effective Date ceased to be outstanding and was converted into and exchanged for 1.6452794 shares of the Registrant’s common stock for a total of 800,002 shares of our Common Stock. On June 29, 2005 (the “Merger Effective Date”), the merger became effective through the filing by the Registrant of a Certificate of Merger with the Secretary of State of the State of Delaware.

As a result of the merger, former RMC stockholders hold a majority of the voting interest in Ronco Corporation. This transaction will be accounted for as a reverse merger, with RMC being the acquirer for accounting purposes. The pre-acquisition financial statements of the accounting acquirer RMC will become the historical financial statements of the combined companies. This transaction will be accounted for as the issuance of common stock by RMC for the net monetary assets of Ronco Corporation, accompanied by a recapitalization to reflect the legally issued and outstanding shares of the combined companies. Pre-acquisition stockholders’ equity of RMC will be retroactively restated for the equivalent number of shares of Ronco Corporation received by RMC stockholders in the merger, with differences between the par value of Ronco Corporation and RMC’s stock recorded as additional paid in capital.

As a result of Ronco Corporation’s decision to effectively discontinue its businesses, Ronco Corporation will be a non-operating holding company with no continuing operations at the time of the merger. Therefore, the historical results of the operations of Ronco Corporation are not meaningful when combined with the historical results of the operations of RMC for the purposes of the pro forma presentation. Accordingly, pro forma results of operations reflecting the merger have not been provided as they would be substantially the same as the historical results of RMC.

On June 30, 2005, Ronco acquired the assets of the Acquired Businesses for $40,209,000 of cash and $16,300,000 of promissory notes issued to the Sellers.

This unaudited pro forma information should be read in conjunction with the consolidated financial statements of Ronco included in our annual report filed on Form 10-KSB for the year ended June 30, 2004 and our quarterly report filed on Form 10-QSB for the nine months ended March 31, 2005, filed on May 11, 2005. In addition, this pro forma information should be read in conjunction with the financial statements for the Acquired Businesses for the nine months ended September 30, 2004 and the twelve months ended December 31, 2003, included within this report.

The following unaudited pro forma statement of operations for the year ended September 30, 2004, has been prepared in accordance with accounting principles generally accepted in the United States of America to give effect to the June 30, 2005 acquisition of the assets of the Acquired Businesses as if the transaction occurred on October 1, 2003. The pro forma statement of operations combines the results of operations of RMC and the Acquired Businesses for the year ended September 30, 2004. Pro forma adjustments include interest on Sellers Notes relating to the acquisition of the assets of the Acquired Businesses, additional amortization of intangibles and reduction of expenses relating to royalties and licensing that no longer apply because the patents were part of the acquired assets.

The following unaudited pro forma statement of operations for the six months ended March 31, 2005, has been prepared in accordance with accounting principles generally accepted in the United States to give effect to the June 30, 2004 acquisition of the Acquired Businesses as if the transaction occurred on October 1, 2004. The pro forma statement of operations combines the results of operations of RMC and the Acquired Businesses for the six months ended March 31, 2005. Pro forma adjustments include interest on Sellers Notes relating to the acquisition of the Acquired Businesses, additional amortization of intangibles and reduction of expenses relating to royalties and licensing that no longer apply because the patents were part of the acquired assets.

The following unaudited pro forma balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America, which gives effect to the merger of RMC, the acquisition of the assets of the Acquired Businesses, and the financing raised in connection with the acquisition, as if the acquisition and financing occurred on March 31, 2005, and combines the consolidated balance sheet of Ronco as of March 31, 2005, which is included in the Company’s Form 10-QSB as of March 31, 2005 with RMC’s balance sheet as of March 31, 2005. Under the purchase method of accounting, the estimated cost of approximately $56.5 million to acquire the assets of the Acquired Businesses plus transaction costs, will be allocated to its underlying net assets in proportion to their respective fair values. As more fully described in the notes to the pro forma consolidated condensed financial statements, a preliminary allocation of the excess of the purchase price, over the fair value of the net assets has been recorded as goodwill. At this time, the work needed to provide the basis for estimating these fair values of the net assets has not been completed. As a result, the final allocation of the excess of purchase price over the fair value of the net assets acquired could differ materially. Accordingly, a change in the fair value of the net assets acquired and the amortization period of the intangibles could have an impact on the amount of annual amortization expense.

The unaudited pro forma financial statements give effect to an 89 to 1 reverse stock split for all periods presented.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the assets of the Acquired Businesses been consummated as of the dates specified above.

Ronco Corporation

Pro Forma Consolidated Condensed Balance Sheet

March 31, 2005

(Unaudited)

	Ronco Corporation. (A)	Ronco Marketing Corporation (B)	Pro forma Adjustments		Ronco Pro forma
ASSETS
Current assets:
Cash and cash equivalents	$30,773	$3,197	$44,973,964	D	$2,160,463
			(391,810)	E
			(43,264,000)	F
			1,273,339	F
			(465,000)	G

Accounts receivable			4,139,122	F	4,139,122
Inventory			8,516,923	F	8,516,923
Prepaid and other current assets		400,000	2,175,329	F	2,175,329
			(400,000)	F

Total current assets	30,773	403,197	16,557,867		16,991,837
Other long-term assets			2,079,120	F	2,079,120
Property and equipment		—	800,000	F	800,000
Goodwill			6,521,666	F	6,521,666
Intangibles		—	38,500,000	F	38,500,000

Total assets	$30,773	$403,197	$64,458,653		$64,892,623

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$6,476	$3,303,085	F	$3,309,561
Other accrued liabilities			356,618	F	356,618
Notes payable		391,810	(391,810)	E
Deferred revenues			381,796	F	381,796

Total current liabilities	—	398,286	3,649,689		4,047,975

Seller notes			16,300,000	F	16,300,000

Shareholders’ equity:					—

Series A preferred stock 5%			1,326	D	1,326
Common stock	5	486	(11,355)	C	(10,854)
			10	G

Additional paid-in capital	94,462	10,949	(63,694)	C	48,636,714
			11,355	C
			44,972,638	D
			3,611,004	G

Accumulated deficit	(63,694)	(6,524)	63,694	C	(4,082,538)
			(4,076,014)	G

Total shareholders’ equity	30,773	4,911	44,508,964		44,544,648

Total liabilities and shareholders’ equity	$30,773	$403,197	$64,458,653		$64,892,623

See the accompanying notes to unaudited pro forma consolidated condensed financial statements

Notes to the Pro Forma Consolidated Condensed Balance Sheet (unaudited)

A.	Reflects the historical financial position of Ronco Corporation (formerly Fi-Tek VII, Inc.) at March 31, 2005.
B.	Reflects the historical financial position of Ronco Marketing Corporation at March 31, 2005.
C.	In connection with the reverse merger the common stock of RMC has been adjusted to reflect the recapitalization and the accumulated deficit of Ronco Corporation has been adjusted to additional paid in capital.
D.	Reflects $50,000,000 of Series A preferred stock, par value $0.00001, financing raised by the Registrant in June 2005. The Registrant incurred transaction cost of $5,026,036 in connection with the issuance of the preferred stock.
E.	Represents the repayment to RMC’s note holders of $391,810.
F.	The following represents the acquisition of Ronco Inventions, LLC and Affiliated Companies and the preliminary allocation of the purchase price: The final allocation of the purchase price will be determined based on a comprehensive final evaluation of the fair value of Ronco Inventions, LLC and Affiliated Companies tangible and intangible assets acquired and liabilities assumed.

Calculation of Purchase Price:

Cash	$40,209,000
Promissory Notes	16,300,000
Transaction costs (of which $400,000 was prepaid)	3,455,000

Total purchase price	$59,964,000

Allocation of Purchase Price:

Assets acquired:
Cash and cash equivalents	$1,273,339
Accounts receivable	4,139,122
Inventory	8,516,923
Other current assets	2,175,329
Property and equipment	800,000
Other long-term assets	2,079,120
Intangibles consisting of patents, trademarks and customer list	38,500,000
Liabilities assumed:
Accounts payable	(3,303,085)
Other accrued liabilities	(356,618)
Deferred revenues	(381,796)

Net assets acquired	53,442,334
Goodwill	6,521,666

Total purchase price	$59,964,000

G.	To record the issuance of 960,376 shares of common stock with a fair market value of $3.77 and aggregate cash bonuses of $465,000 to the CEO and CFO of the Registrant.

Ronco Corporation

Pro Forma Consolidated Condensed Statement of Operations

Six Months ended March 31, 2005

(Unaudited)

	Ronco Marketing Corporation (H)	Ronco Inventions, LLC and Affiliated Companies (I)	Pro forma Adjustments		Ronco Corporation Pro forma
Net revenue		$59,090,526			$59,090,526
Cost of sales		15,216,369			15,216,369

Gross Profit	—	43,874,157	—		43,874,157

Expenses:
General administrative and marketing	48	41,681,618	(227,000)	M	45,780,680
			250,000	N
			4,076,014	P

Amortization of intangibles			2,750,000	K	2,750,000

Total operating expenses	48	41,681,618	6,849,014		48,530,680

Income (loss) from operations	(48)	2,192,539	(6,849,014)		(4,656,523)

Interest income		69,825			69,825
Interest expense	(6,476)	(1,955,561)	(774,250)	L	(879,036)
			1,857,251	O

Income (loss) before provision for income taxes	(6,524)	306,803	(5,766,013)		(5,465,734)
Provision for income taxes					—

Net income (loss)	$(6,524)	$306,803	$(5,766,013)		(5,465,734)

Preferred stock dividends (Q)					(1,250,000)

Net (loss) attributable to common stockholders					$(6,715,734)

Basic and diluted loss per share pro forma					$(3.00)

Weighted average shares outstanding pro forma					2,237,992

See the accompanying notes to unaudited pro forma consolidated condensed financial statements

Ronco Corporation

Pro Forma Consolidated Condensed Statement of Operations

Year ended September 30, 2004

(Unaudited)

	Ronco Marketing Corporation (H)	Ronco Inventions, LLC and Affiliated Companies (J)	Pro forma Adjustments		Ronco Corporation Pro forma
Net revenue		$115,320,393			$115,320,393
Cost of sales		31,893,777			31,893,777

Gross Profit	—	83,426,616	—		83,426,616
Expenses:
General administrative and marketing		89,128,823	(6,721,000)	M	86,983,837
			500,000	N
			4,076,014	P

Amortization of intangibles			5,500,000	K	5,500,000
Write down of impaired assets		771,048			771,048

Total operating expenses	—	89,899,871	3,355,014		93,254,885

Loss from operations	—	(6,473,255)	(3,355,014)		(9,828,269)

Other Income		233,540			233,540
Interest income		188,288			188,288
Interest expense		(327,996)	(1,548,500)	L	(1,629,496)
			247,000	O

Loss before provision for income taxes	—	(6,379,423)	(4,656,514)		(11,035,937)
Provision for income taxes					—

Net loss	$—	$(6,379,423)	$(4,656,514)		(11,035,937)

Preferred stock dividends (Q)					(2,500,000)

Net loss attributable to common stockholders					$(13,535,937)

Basic and diluted loss per share Pro forma					$(6.05)

Weighted average shares outstanding Pro forma					2,237,992

See the accompanying notes to unaudited pro forma consolidated condensed financial statements.

Notes to the Pro Forma Consolidated Condensed Statements of Operations (Unaudited)

H.	Reflects RMC’s historical statement of operations from the date of inception (November 8, 2004) through March 31, 2005. There were no operations during the year ended September 30, 2004.
I.	Reflects the historical operations of Ronco Inventions, LLC and Affiliated Companies for the six months ended March 31, 2005.
J.	Reflects the historical operations of Ronco Inventions, LLC and Affiliated Companies for the year ended September 30, 2004. Ronco Inventions, LLC and Affiliated Companies historical operating result have been derived from the combination of Ronco Inventions, LLC and Affiliated Companies last nine months historical operating results for the period ended September 30, 2004 and the last three months historical operating results for the year ended December 31, 2003.
K.	To record amortization of patents, trademarks and customer list purchased in the acquisition of Ronco Inventions, LLC and Affiliated Companies for the year ended September 30, 2004 and six months ended March 31, 2005, over a seven year useful life.
L.	Record interest expense of $1,548,500 and $ 774,250 for the year ended September 30, 2004 and for the six months ended March 31, 2005, respectively, on the promissory notes issued to the seller in the purchase of Ronco Inventions, LLC and Affiliated Companies.
M.	To eliminate royalties and licensing fees as the acquisition of Ronco Inventions, LLC and Affiliated Companies included all of the patents and trademarks held by the sellers affiliated companies, accordingly such fees will not have to be paid. For the year ended September 30, 2004 and the six months ended March 31, 2005 such amounts were $6,721,000 and $227,000 respectively.
N.	To reflect consulting fees of $500,000 and $250,000 for the year ended September 30, 2004 and for the six months ended March 31, 2005, respectively, related to Ron Popiel’s consulting agreement entered into in connection with the purchase of the assets of Ronco Inventions, LLC and Affiliated Companies.
O.	To reflect the reduction of interest expense of $ 247,000 and $1,857,251 related to the Ron Popiel’s Family Trust notes for the year ended September 30, 2004 and for the six months ended March 31, 2005.
P.	To record compensation for the issuance of 960,376 shares of common stock with a fair market value of $3.76 and aggregate cash bonuses of $465,000 to the CEO and CFO of the Registrant.
Q.	To record 5% preferred stock dividends on $50,000,000 of preferred stock.

USE OF PROCEEDS

The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See “Selling Shareholders.” The Company will receive proceeds only upon the exercise of the Placement Agent Warrants. If all of the Placement Agent Warrants are exercised, the proceeds generated therefrom will be approximately $1,005,335. There can be no assurance as to when, if ever, any or all of the Placement Agent Warrants will be exercised. Proceeds, if any, received from the exercise of the Placement Agent Warrants, will be used for working capital requirements and other general corporate purposes.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our Common Stock. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

MARKET FOR OUR COMMON STOCK

The Company’s Common Stock is traded on the OTC Bulletin Board® under the symbol “RNCP.OB” since July 1, 2005. Prior to that, it traded under the symbol “FTYK.OB.” The following table sets forth, for the calendar quarters indicated, the range of high and low sale prices per share of Common Stock based on published financial resources:

Quarter Ended	Low	High
March 31, 2003	$0.89	$1.78
June 30, 2003	$0.89	$1.78
September 30, 2003	$0.89	$2.67
December 31, 2003	$1.78	$8.90

March 31, 2004	$2.67	$4.45
June 30, 2004	$2.67	$5.34
September 30, 2004	$4.45	$4.45
December 31, 2004	$2.67	$8.90

March 31, 2005	$5.78	$13.35

As of June 30, 2005, there were approximately 65 holders of record of our common stock. We believe the number of beneficial owners of our common stock is in excess of 65.

RONCO INVENTIONS, LLC, AND AFFILIATED COMPANIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition of the Acquired Businesses for the nine months ended September 30, 2004 and twelve months ended December 31, 2003, should be read in conjunction with the Acquired Businesses’ financial statements and the notes to those financial statements that are included elsewhere in this Prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Prospectus.

Overview

Ronco is a leading provider of proprietary branded consumer products for the kitchen and home, sold primarily through direct response distribution channels which include Direct Response Television (commonly known as DRTV or infomercials), online sales through our website (www.ronco.com), telemarketing, direct mail and our customer service department. We also sell products through traditional wholesale/retail channels such as wholesale distributors and direct retail accounts. Ronco develops high quality, unique and affordable products, including small kitchen appliances and accessories, food items, cook books, personal care products and household items.

We intend to implement an aggressive plan to expand our distribution channels and product lines while reengineering many of our business processes. Our objective is to increase our revenue, profitability and cash flow by leveraging our position as a recognized leader in branded products for use in the kitchen and elsewhere around the home that are marketed through direct response television as well as other distribution channels. Our strategy for this objective includes, but is not limited to, the following elements: (i) expanding retail distribution; (ii) introducing new products; (iii) pursuing emerging domestic and international market and opportunities; and (iv) creating process efficiencies.

Key Business Metrics

We periodically review certain key business metrics, primarily as they relate to our direct response television marketing channel, to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

Media Cost per Order

Media cost per order (CPO) represents the media cost required to generate each customer order received. It is calculated by dividing the net cost of the media by the total number of orders generated. We then compare this number against predetermined goals in an effort to maintain a certain level of profitability. We also analyze the number of orders to evaluate the effectiveness of our media and product strategies as well as to monitor our inventory management. We maintain records of CPO data for all media purchased over the past seven years.

Average Order Value

Average order value is the ratio of gross sales from television divided by the number of television orders generated within a given time period. When a customer calls and places an order, they are then presented with several additional related products to purchase known as up-sell opportunities. The inbound telemarketer has a significant impact on the percentage of customers who order these additional products which, in turn, affects the average order value. We monitor average order value primarily to gauge the effectiveness of our inbound telemarketers in presenting up-sell products to the customer at the time the order is placed.

Product Mix

Product mix represents the revenue contribution of the primary products that we feature by category. We review product mix to determine customer preferences and manage our inventory. Product mix is a primary determinant of our gross margin. Gross margin is gross profit as a percentage of net revenues.

	Nine months ended September 30, 2004	Twelve Months Ended December 31, 2003

Other data:
Number of television orders	377,977	308,419
Average order value	$130	$193
Media cost per order	$67	$92

Product Mix (television orders only):
Showtime Rotisserie	45%	94%
Six Star+ Cutlery Set	55%	6%
Other	0%	0%

Total	100.0%	100.0%

The above table summarizes orders generated directly by television and does not include orders generated by other channels such as online, customer service or wholesale. In addition to these key metrics, we also periodically review customer repeat rates to evaluate our operations.

Quarterly Fluctuations

Our quarterly results of operations have varied significantly in the past and are expected to continue to vary in the future. A number of factors, some of which are outside of our control, will cause our quarterly results to fluctuate, including:

•	seasonal patterns affecting consumer spending, primarily related to the Christmas holiday season as well as other gift-centric holidays;

•	other seasonal patterns affecting the performance of television media, primarily weather;

•	the relative availability of attractive media time within a given period for us to promote our products;

•	changes in interest rates, which may impact certain customers’ decisions to make purchases through credit cards;

•	the impact of general economic conditions;

•	the introduction of new product offerings; and

•	the introduction of new infomercials for existing products.

Components of Revenues and Gross Profit

Sources of Revenue

We principally derive revenue from the sale of our products directly and indirectly to consumers. We market our products to consumers directly through DRTV, our website and customer service department. Our core products, such as rotisserie ovens and cutlery sets, comprise approximately 62% of our direct gross product sales. In addition, we generate revenue through product line extensions, including food items, cook books and other accessories, which collectively comprise approximately 15% of our direct gross product sales, and extended service contracts (which comprise 1% of our direct gross product sales). We also generate revenue through shipping & handling fees for each order shipped by us to consumers who purchase our products through our DRTV and online channels; our shipping & handling revenue represents approximately 22% of our direct gross product sales. Customers purchasing products directly from us have the option of paying the entire invoice amount in one payment or in multiple payments, which are charged directly to the customer’s credit card. Management estimates that currently 78% of our customers pay for their orders in a single payment, while approximately 22% of our customers elect to make multiple payments.

We also market our products indirectly through our wholesale distribution partners and selected direct retail accounts. Management estimates that our core products represent approximately 62% of the indirect gross product sales, with sales of accessories comprising approximately 15%. Historically, we have usually been paid cash upfront when our wholesale and direct retail account partners took delivery of our goods; however, we expect to extend credit terms to our existing and new partners as a more standard business practice as our wholesale and retail channels expand in the future.

A modest amount of revenue is generated each year by providing customer lists to third parties for a fee as well as a small amount of interest income from cash and security accounts.

Our net revenues are determined by subtracting an allowance for returns from our gross product sales and list sales. Our returns currently average less than 4% of our gross product sales.

Cost of Goods Sold

Cost of goods sold consists primarily of the costs of the finished goods as received by us from our third-party manufacturers. We generally take delivery of these finished goods at foreign ports and pay for the freight costs required to transport the goods to our domestic distribution centers. In general, we generate higher gross margins on products sold through our direct response channels (including television, online sales and our customer service department) than through wholesale and direct retail accounts.

Components of Operating Expenses and Other Items

Selling Expenses

Our selling expenses are the largest component of our cost structure and primarily consist of media expenditures, telemarketing and fulfillment costs, personnel compensation and associated expenses, license costs and royalties, credit card processing, and shipping and logistics costs. As direct response television generates the majority of our revenues, the media expenditures associated with this channel comprise the largest portion of our overall selling expenses. We closely monitor our total media CPO, as determined by dividing the media expenditure associated with a specific airing of an infomercial by the number of customer orders generated by such airing.

Our internal media group, Castle Advertising, has built a database containing detailed information on all infomercial airtime we have purchased over the last seven years, including broadcast-specific data, the orders generated from each airing, and our CPO. We utilize this database to build predictive models to determine how many orders we should expect to generate from a potential purchase of available commercial airtime (factoring in the market, media outlet, month, day and time for each broadcast). With the benefit of this data, our media buyers price and purchase available commercial airtime to maximize the profitability of an individual spot.

We pay per-minute fees to our telemarketing partners for their services in handling our inbound call traffic as well as certain outbound marketing programs. In addition, we also pay commissions, where applicable, to our customer service and data entry departments to encourage sales. License costs and royalties have historically been significant cost items for the Acquired Businesses; however, through the Ronco Asset Purchase agreement, we are acquiring from the Sellers substantially all of the intellectual property related to these historical expenses. Accordingly, we believe that we will incur only modest royalty expenses in the future, related to the use of intellectual property held by third-parties in future products.

In addition to media costs and inbound telemarketing fees, we also incur costs to third party fulfillment centers to store goods and process orders, and we incur shipping costs to FedEx and the United States Post Office. We currently ship goods out of three fulfillment centers located in Los Angeles, Chicago and Toronto for West Coast, Midwest/East Coast, and Canadian orders respectively. Shipping from multiple fulfillment centers has enabled us to reduce our shipping costs and speed up delivery of product to our customers. We also pay fees to our credit card and electronic check processors for each customer transaction.

General and Administrative Expenses

Our general and administrative expenses consist of compensation and associated costs for general and administrative personnel, facility costs, as well as certain warehouse, insurance, legal, audit, technology and miscellaneous expenses. We expect that general and administrative expenses will increase in absolute terms as we hire additional senior management personnel and provide new motivational incentive programs for current and future employees, incurring costs related to the anticipated growth of our business and our operation as a public company.

Interest Expense

Interest expense for historical periods consists of interest accrued on the loans made to the Acquired Businesses from Ronald M. Popeil and the RMP Family Trust. Per the Ronco Asset Purchase, these loans will not be assumed and, therefore, this interest expense will be eliminated.

Trends that Affect Our Business

Seasonal trends have an impact on our business, with the largest portion of revenues coming during the six month period from October through March. This is due to holiday shopping and increased television viewing habits during periods of cold weather. The combination of these two factors allows us to purchase a higher amount of television media and generate a significantly greater response which directly results in higher profits. In addition, the increased level of television exposure also indirectly impacts other channels such as online, customer service, and wholesale/retail sales.

Another factor that affects our business is the age of a particular infomercial message. Typically, the response to an infomercial will decline over time which in turn affects response rates and profitability. We monitor response rates on a daily basis and as the response rate declines below profitable levels, we will either “refresh” the show by editing in a new offer or new footage, or produce a completely new show. In this way, we are able to extend the product line on television which increases the cumulative brand awareness and increases the sell-through at retail.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We regularly evaluate these estimates, including those related to our allowance for doubtful accounts, reserve for inventory valuation, reserve for returns and allowances, valuation of goodwill, valuation of intangible assets having indefinite lives and depreciation and amortization. We base these estimates on historical experience and on assumptions that are believed by management to be reasonable. Actual results may differ from these estimates, which may impact the carrying value of assets and liabilities.

It is our policy to recognize sales revenue as product is shipped. For direct response customers, payment is required prior to shipment, either by credit card, electronic check, check or money order. For credit card or electronic check transactions, payments are processed and, once the payment is approved by our credit card and electronic check processors, we will send the order to our fulfillment vendor for shipping. Transactions are processed in daily batches and typically there is a lag of one to three days between the time payment is approved and an order is shipped. Payments collected for orders which have not yet been shipped are recorded as unearned revenue on our balance sheet.

The following critical accounting policies require the most significant estimates used in the preparation of our financial statements:

Allowance for Doubtful Accounts—We calculate allowances for estimated losses resulting from the inability of our customers to make required payments. We utilize a number of tools to evaluate and mitigate our customer credit risk. Management evaluates each new customer account using a combination of some or all of the following sources of information: credit bureau reports, industry credit group reports, customer financial statement analysis, customer supplied credit references and bank references. Appropriate credit limits are set in accordance with our credit risk policy and monitored on an on-going basis. Existing customers are monitored and credit limits are adjusted according to changes in their financial condition. Based on the procedures outlined herein, and the fact that no customer accounted for 10% or more of the gross accounts receivable at September 30, 2004, we believe there is no concentration of credit risk.

Commitment and Contingencies—The Company is, from time to time, subject to litigation, claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company’s combined financial statements.

Inventory Valuation—We value inventory at the lower of cost or market, and regularly review the book value of discontinued product lines and stock keeping units (SKUs) to determine if these items are properly valued. We write-down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. We regularly evaluate the composition of inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required. Our inventories are determined by the first-in, first-out (FIFO) method.

Intangible Assets—We record intangible assets through transactions and acquisitions. The cost of acquisitions are allocated to the assets and liabilities acquired, including identifiable intangible assets, with the remaining amount being classified as goodwill. Goodwill will be assessed annually for impairment. Other intangible assets that have an indefinite life are also assessed annually for impairment. The allocation of the acquisition cost to intangible assets and goodwill, therefore, has a significant impact on our future operating results. The allocation process requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the values of the assets are determined using a variety of techniques including discounted future cash flows, which are based on estimated future operating results. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of projected discounted cash flows.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of APB No. 43, Chapter 4.” SFAS No. 151 retains the general principle of APB 43, Chapter 4, “Inventory Pricing (AC Section I78),” that inventories are presumed to be stated at cost; however, it amends APB 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated SFAS No. 151 and it does not anticipate that the adoption of SFAS No. 151 will have a significant impact on the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123 (R) will be effective for the interim period beginning July 1, 2005. The Company is the process of evaluating the impact to its financial statements. We believe the adoption may have a material effect on our income statement. Upon the Closing, Ronco will have a stock option plan, under which the Company will issue stock options, which results into compensation expenses related to the future option plans.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 20, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The Company does not anticipate that the adoption of SFAS No. 153 will have a significant impact on the Company’s overall results of operations or financial position.

Results of Operations

The following table sets forth information for the nine months ended September 30, 2004 and the twelve months ended December 31, 2003, about our net revenues, cost of sales, gross profit, selling and general administrative expenses, impairment loss on equipment and loss from operations. In 2004, Ronco changed its year end from December 31 to September 30, as a result the comparative statement of operations for 2004 is nine months and for 2003 it is 12 months.

	Nine Months Ended September 30, 2004	% of Revenue	Twelve Months Ended December 31, 2003	% of Revenue
Net revenue	$63,245		$93,500
Cost of sales	16,842	27%	29,274	31%

Gross Profit	46,403	73%	64,226	69%

Expenses:
General administrative and marketing	53,209	84%	67,576	72%
Impairment loss on equipment	771	1%

Loss from operations	(7,577)		(3,370)

Interest (expense) income and other	(120)	-0.2%	386	0.4%

Net loss	$(7,697)		$(2,984)

Nine months ended September 30, 2004, compared to 12 months ended December 31, 2003

Net Revenues. Net revenues for the nine months ended September 30, 2004 were approximately $63.2 million, compared to $93.5 million for the twelve months ended December 31, 2003. For comparative purposes the net revenues for the three months ended December 31, 2004 was $42.6 million. Accordingly, after giving effect to the net revenues for the three months ended December 31, 2004, net revenues increased by $15.8 million or 16.9%. This increase resulted primarily from the introduction of a new show and a new cutlery product line during 2004.

Gross Profit. Gross margin for the nine months ended September 30, 2004 was 73% as compared to 69% for the twelve months ended December 31, 2003. This increase in gross margin is primarily due to a change in product mix and better pricing from our suppliers.

Selling and General Administrative Expenses. As a percentage of net revenues, selling expenses for the nine months ended September 30, 2004 were 84% as compared to 72% for the twelve months ended December 31, 2003. The 2004 selling and general administrative expenses as a percentage of net revenues are higher because Ronco’s fourth quarter usually accounts for 40% of the Company’s revenues. In addition, Ronco increased spending on media and telemarketing to promote our new cutlery line.

Impairment loss on equipment. The impairment loss on equipment for the nine months ended September 30, 2004 was $0.8 million, which represented a write off of equipment no longer used in production. In 2003 there was no such impairment.

Loss from Operations. Loss from operations for the nine months ended September 30, 2004 was $7,600,000 as compared to $3,400,000 for the twelve months ended December 31, 2003. The higher loss for 2004 is attributable to the fact that the fourth quarter in not included in this period, which usually accounts for 40% of Ronco sales and most of its profits.

Liquidity and Capital Resources

Liquidity

Historically, we have funded our operations primarily through cash flow from operations and borrowings from the founder or affiliated stockholder of the Company. Principal liquidity needs have been for television media, the majority of which is required to be purchased two to four weeks in advance of the air date, and for cost of goods. In October 2003, we started to source product in China beginning with our Six Star+ Cutlery products. In September 2004, we began to receive our Showtime Rotisserie products from China. Prior to sourcing products in China, we had been producing products in Korea. In addition to significantly lowering our cost of goods, the Chinese factories also agreed to payment terms of thirty (30) days after delivery of product. Previously, the Korean factories had required Letters of Credit be provided 2 to 4 weeks prior to shipment. The total effect of moving manufacturing to China has been to greatly increase our liquidity and has also had a very positive impact on our cash flow.

We believe that we will satisfy all debt service obligations and capital requirements through 2006 with available cash balances, cash flow from operations and a revolving line of credit. Due to the nature of the direct response business model, we have historically operated with positive cash flow. Management intends to increase sales to retailers which may negatively impact cash flow, but we believe that cash flow requirements from retail distribution will be satisfied by future cash flows plus potential asset-based financing for which we are in current discussions.

Discussion of Cash Flows

Cash Flow from Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2004 was $41.2 million. Net loss was $7.7 million reduced by depreciation and amortization of $.9 million, bad debt expense of $1.6 million and impairment loss on equipment of $.8 million, accounts receivables $4.5 million, prepaid and other current assets $2.2 million, accounts payable and accrued expenses $.4 million and deferred income of $2.5 million. This was offset by an increase of $40.4 million in product development and license fees payable, inventory by $5.7 million and other assets by $.5 million.

Cash Flow from Investing Activities

Investing activities consist primarily of product development costs, purchase of tooling and dies for manufacturing, and the production of new infomercials for both new and existing products. In the future, management intends to introduce additional new products, which will increase product development and related costs. Management also intends to consolidate administrative and warehouse locations into a larger facility. Other investing activities have included purchases of computers, phone systems and other equipment; these purchases have all been financed through cash flow from operations.

Cash provided by (used in) investing activities was $0.3 million for the nine months ended September 30, 2004 compared to ($0.6) million for the twelve months ended December 31, 2003. The cash increase was primarily due to proceeds from sale of securities.

Cash Flow from Financing Activities

Net cash provided by (used in) financing activities was $39.1 million for the nine months ended September 30, 2004 compared to ($0.4) million for the twelve months ended December 31, 2003. The net cash provided by financing activities for the nine months ended September 30, 2004 was primarily related to a shareholder loan that was used to pay off the balance of accrued royalties.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Commitments and Contingencies

Leases

We originally leased our main facilities under long-term operating agreements expiring May 31, 2007, with early termination clauses at 12 and 24 months. The agreements were renegotiated, and we currently lease our facilities on a month-to-month basis with a six (6) month Notice of Termination by either party. We lease other premises and equipment on a month-to-month basis.

The Seller Notes

In addition to the cash portion of the Purchase Price in the Ronco Asset Purchase, the Sellers received Seller Notes in an amount currently estimated to be $16,300,000. The actual principal of the Seller Notes will be determined 30 days following the Ronco Asset Purchase Closing transaction to reflect any changes to the NCOAV calculation, which would result in the NCOAV having a value different than $16.3 million. The Seller Notes will bear simple interest at a rate equal to 9.5% per annum. Interest will be calculated on the basis of a 360-day year of twelve 30-day months and charged for the actual number of days elapsed. We will be required to repay the Seller Notes in accordance with the terms of the Ronco Asset Purchase Agreement, whereby the principal payments due with respect to the Seller Notes in any period will be a determined by applying a per-unit dollar amount to the volume of our products that are shipped within such period.

Future minimum payments under these commitments are as follows:

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	($ in thousands)
Operating Leases	$730	$365	$365	$—	$—
Seller Notes (1)	16,300	1,891	4,911	9,498	—

Total	$17,030	$2,256	$5,276	$9,498	$—

[1]	Individual principal payments of the Seller Notes could become larger and, therefore, the amortization of the Seller Notes could become more rapid than these estimates if our products sales are higher. Conversely, individual principal payments of the Seller Notes could become smaller and, therefore, the amortization of the Seller Notes could become slower than these estimates if our products sales are lower.

FI-TEK VII, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition of Fi-Tek VII, Inc. for the nine months ended March 31, 2005 and 2004 and the fiscal years ended June 30, 2004 and should be read in conjunction with its financial statements and the notes to those financial statements that are included elsewhere in this Prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Prospectus.

Business Description

Fi-Tek VII, Inc. was incorporated under the laws of the State of Delaware on July 12, 1990, for the primary purpose of seeking out acquisitions of properties, businesses, or merger candidates, without limitation as to the nature of the business operations or geographic area of the acquisition candidate. From inception through October 1992, FTK’s activities were directed primarily toward the obtaining of capital with which to pursue the business plan summarized in the preceding sentence.

In April 1992, FTK completed its public offering of securities, receiving gross proceeds of $160,390 from the sales of 8,017,500 units of FTK’s securities, such units consisting of common and common stock purchase warrants.

Pursuant to the Colorado Securities Act, $93,678 of the proceeds of the offering was deposited into an escrow account. The funds were to be released to FTK only upon satisfaction of the escrow condition that at least fifty percent of the gross proceeds of the offering be committed to one or more specific lines of business by no later than the fourth anniversary of the date of FTK’s Prospectus. This escrow condition had not been satisfied as of the fourth anniversary, or by April 14, 1996, and accordingly, FTK distributed those funds pro rata to those persons who were owners of the shares of common stock purchased in the offering.

After completion of the offering, FTK began the process of identification and evaluation of prospective acquisition candidates, which process has included the solicitation of information from a variety of sources within the general financial community as well as from contacts established by management.

Three months and Nine months ended March 31, 2005, compared to three months and nine months ended March 31, 2004

Results of Operations

Since completing its public offering, and during the fiscal quarter ended March 31, 2005, FTK has engaged in no significant operations other than the search for, and identification and evaluation of, possible acquisition candidates.

Other than interest income of $1 and $2, no revenues were received by FTK during the quarters ended March 31, 2005 and 2004, respectively. Since inception, FTK has earned interest income of $13,186. No other revenues have been received by FTK since inception. FTK experienced a net loss of $2,254 and $3,976, respectively, during the quarters ended March 31, 2005 and 2004.

For the nine months ended March 31, 2005, FTK’s net loss totaled $10,435, as compared with $3,709 for the comparable period of the preceding year. In both instances, the increase in net loss (258% for the quarter and 282% year-to-date) is directly attributable to FTK’s cost of compliance with the Sarbanes-Oxley Act of 2002.

For the current fiscal year, FTK anticipates a comparable net loss owing to similar levels of expenses associated primarily with compliance with reporting requirements and with locating and evaluating acquisition candidates, and interest income. FTK anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Year ended June 30, 2004, compared to year ended June 30, 2003

Results of Operations

Since completing its public offering in October 1992, FTK has engaged in no significant operations other than the search for, and identification and evaluation of, possible acquisition candidates. Other than interest income of $11 and $20, no revenues were received by FTK during the fiscal years ended June 30, 2004 and 2003, respectively. Since inception, FTK has earned interest income of $13,180. No other revenues have been received by FTK since inception. FTK experienced a net loss of $6,951 and $3,493, respectively, during the fiscal years ended June 30, 2004 and 2003. This increase in net loss is attributable to timing differences in the payment of expenses related to reporting requirements, additional accounting expenses subsequent to the passage of the Sarbances-Oxley Act, and differences in expenses associated with acquisition activities.

Liquidity and Capital Resources at March 31, 2005

FTK completed the initial public offering of its securities in October of 1992, receiving gross proceeds of $160,390 (including proceeds from the sale of warrants to the underwriter of the offering). Total costs of the offering amounted to $46,335. The net proceeds of the offering, therefore, amounted to $114,055. Pursuant to the Colorado Securities Act and based upon actual and estimated offering costs, $93,678 of that amount was deposited into escrow. This escrowed amount was refunded, by law, effective as of the date of the fourth anniversary for the prospectus (April 14, 1996), since FTK failed to identify a suitable business acquisition during the four year period after its public offering. At March 31, 2005, FTK had total liquid capital resources (cash) of $30,773.

Management anticipates that FTK’s current liquid capital resources will be applied in the coming twelve months to three purposes. The first purpose will be to meet FTK’s reporting obligations under the Securities Exchange Act of 1934, as amended. The second purpose will be to cover general and administrative expenses. The third purpose will be to cover the expenses associated with searching for and investigating business opportunities. FTK anticipates that its current resources will be adequate for those purposes for at least the coming year.

Except as described in the preceding paragraph, FTK anticipates that its capital needs will be minimal until it shall have identified a business opportunity with which to combine. In pursuing a combination transaction, FTK is likely to incur significant additional expenses. FTK expects to meet such expenses with its current liquid capital resources, but if the funds available for use by FTK prove inadequate, FTK will seek to meet such expenses by seeking to have payment of them deferred until after the combination shall have been consummated or, in the alternative, by obtaining loans or other capital contributions from FTK’s founding stockholders.

FTK remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder’s equity other than the receipt of net proceeds from its public offering and a minimal amount of inside capitalization funds and distribution of escrowed funds in April 1996. At March 31, 2005 FTK had current assets of $30,773 and total assets of $30,773. These figures compare to $6,775 in current assets and $6,775 in total assets at March 31, 2004. The total assets for the period ended March 31, 2005 and 2004 consist entirely of unrestricted cash. The increases in current and total assets from the quarter ended March 31, 2004 to the comparable period in 2005 are attributable to the issuance of common stock in June 2004 and March of 2005 for $37,750 offset by FTK’s operating expenses and expenses related to compliance reporting.

FTK continues to carry out its plan of business, identifying and evaluating acquisition candidates. FTK cannot predict to what extent its liquidity and capital resources will continue to be diminished prior to the consummation of a business combination or whether its capital will be further depleted by operating losses, if any, of the business entity which FTK eventually acquires.

Liquidity and Capital Resources at June 30, 2004

FTK completed the initial public offering of its securities in October of 1992, receiving gross proceeds of $160,390 (including proceeds from the sale of warrants to the underwriter of the offering). Total costs of the offering amounted to $46,335. The net proceeds of the offering, therefore, amounted to $114,055. Pursuant to the Colorado Securities Act and based upon actual and estimated offering costs, $93,678 of that amount was deposited into escrow. This escrowed amount was refunded, by law, effective as of the date of the fourth anniversary for the prospectus (April 14, 1996), since FTK failed to identify a suitable business acquisition during the four year period after its public offering. At June 30, 2004, FTK had total liquid capital resources (cash) of $22,487.

Management anticipates that FTK’s current liquid capital resources will be applied in the coming twelve months to three purposes. The first purpose will be to meet FTK’s reporting obligations under the Securities Exchange Act of 1934, as amended. The second purpose will be to cover general and administrative expenses. The third purpose will be to cover the expenses associated with searching for and investigating business opportunities. FTK anticipates that its current resources will be adequate for those purposes for at least the coming year.

Except as described in the preceding paragraph, FTK anticipates that its capital needs will be minimal until it shall have identified a business opportunity with which to combine. In pursuing a combination transaction, FTK is likely to incur significant additional expenses. FTK expects to meet such expenses with its current liquid capital resources, but if the funds available for use by FTK prove inadequate, FTK will seek to meet such expenses by seeking to have payment of them deferred until after the combination shall have been consummated or, in the alternative, by obtaining loans or other capital contributions from FTK’s founding stockholders.

FTK remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder’s equity other than the receipt of net proceeds from its public offering and a minimal amount of inside capitalization funds and distribution of escrowed funds in April 1996. FTK’s balance sheet for the fiscal year ended June 30, 2004, reflects a current asset value of $22,487 and a total asset value of $22,487. The figures compare to $10,484 in current assets and $10,484 in total assets at June 30,2003. The total assets for both fiscal years consisted of unrestricted cash. The increases in current and total assets from the 2003 fiscal year end to the 2004 fiscal year end are attributable to FTK’s receipts from private placements of its common stock during the fiscal year ended June 30, 2004.

FTK continues to carry out its plan of business as discussed above in Item 1. FTK’s liquidity and capital resources will continue to be diminished at least until the consummation of a business combination and will thereafter continue to diminish unless and until the business entity which FTK acquires has sufficient capital resources and/or revenues to cover its operating costs.

INDUSTRY OVERVIEW

Direct response (DR) marketing is a form of advertising or promotion which seeks to generate an immediate sale or lead from prospective customers. DR distinguishes itself from normal advertising in that it produces an immediate, measured response. The direct response industry, which consists of DRTV, live home shopping channels, direct mail, catalogs, Internet marketing and advertising, and outbound telemarketing, is one of the fastest growing segments of the retailing industry.

According to the Direct Marketing Association 2004 Statistical Fact Book, the U.S. electronic direct response industry, (including direct orders, lead generation and traffic generation for both business to business and business to consumer for TV, radio and the Internet), reached $296 billion in 2004. U.S. revenues from the direct response television (DRTV) medium have grown at a rate of 11% since 2003 and reached $167 billion in 2004. A recent study by the Electronic Retailing Association showed 63 percent of Americans, or more than 136 million people, routinely watch some form of DRTV advertising. Today, DRTV is said to account for 25% of all television commercials (www.direct-response-television.com). According to CyberAtlas, more than one-quarter (28.6%) of Americans have reportedly purchased a product advertised via an infomercial. In a study conducted by Response Magazine, 33% of the respondents indicated that product demonstration is the primary reason for DRTV purchases, followed by price (16%).

Direct response marketing allows marketers to develop, test, implement, measure and modify their marketing programs. The advertiser can monitor exactly how much business is derived from each station, each commercial flight and each creative effort. DRTV has succeeded as a medium in part because the format allows potential purchasers to see products actually in use. DRTV combines the power of television with the precision of direct marketing techniques. Top DRTV product categories have historically included fitness equipment (Bowflex, Buns of Steel, 60-Second Abs); housewares (Magic Bullet, Miracle Blade, Perfect Pancake, Food Saver, George Foreman Grill, Turbo Cooker); beauty products (Proactive, Natural Advantage, Youthful Essence); healthcare and diet products (Six Week Makeover, CyberSonic, Ionic Breather, CortiSlim), and coins and collectibles (The Franklin Mint, Morgan Mint, American Historic Society).

Direct response television consists of both short-form infomercials and long-form infomercials. Short-form infomercials are typically one to three minutes in length and are used to market simple, easy-to-understand products with very affordable price points. In contrast, long-form infomercials are typically twenty-eight to thirty minutes in length and utilize a more elaborate sales pitch, which generally involves identifying a problem or need and introducing a product solution, supported by product demonstrations, question-and-answer sessions and audience testimonials. Long-form infomercials are the medium of choice for products sold at a higher price point and require a more elaborate presentation of the product’s features and benefits.

Many infomercials are filmed before a studio audience and feature one or more hosts to explain and demonstrate the virtues of a given product, solicit audience member testimonials and then package and present the opportunity to purchase a given product through a toll-free phone number provided during the infomercial. The atmosphere created within an infomercial is generally a positive, high-energy environment to convey the direct and lifestyle benefits created by a product. Often, celebrities are enlisted to act as hosts or to otherwise endorse products marketed through infomercials.

Companies who market their products through direct response television typically purchase commercial airtime from local broadcast stations and regional and national cable television operators across the country, either directly or through media buying agencies. Infomercial programs are most commonly run during late night and overnight time periods during the week and throughout the day on weekends.

Availability of time periods varies from station to station, depending on programming. The majority of customer purchases occur within the first four hours following the airing of infomercial programs. Most DRTV companies also choose to market their products through retail channels, particularly after a product has been on air a sufficient amount of time to build brand awareness required for success at the retail level. It is an axiom of DRTV industry that a company will sell, on average, five units at retail for each unit sold on television (Response Magazine, March 2004).

In addition to domestic television and retail channels, there is generally a significant demand for the U.S. DRTV products internationally. Typically, a DRTV company with a successful product in the United States of America will work with one or more international distributors who specialize in bringing U.S. DRTV products to countries around the world. Some of the leading international distributors for DRTV products include Thane, Interglobal, TV Shop, TelSel, and Northern Response. Management believes that the international market is generally considered to have the potential of fifty to one-hundred percent of the U.S. market size.

BUSINESS

We are a leading provider of proprietary branded consumer products for the kitchen and home, sold primarily through direct response television marketing (also known as infomercials). Ronald M. Popeil started selling products under the Ronco brand over forty years ago. Since then, Ronco has been developed into what we believe is one of the premier consumer brands in the United States of America, enjoying broad recognition from both consumers and the business community as an innovator in both direct response television and consumer products. We believe the Ronco brand name is deeply embedded in popular culture as the very embodiment of television marketing and has a very high awareness with consumers. Over the last six years, we have sold products to over five million unique customers, and we continue to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

We have experienced considerable success in marketing and distributing our products through direct response television, a distribution channel that was developed in part through the pioneering efforts of our founder, Ronald M. Popeil. Mr. Popeil has sold over $2 billion worth of products. We have been a consistent innovator within the direct response television industry with respect to the format and content of our infomercials as well as our media buying strategies. We supplement our direct response television investment with indirect distribution channels, such as wholesale distributors and direct sales to retailers, and other direct marketing efforts, such as through our online presence (www.ronco.com), television retailing (through QVC), our customer service department and third-party outbound telemarketing.

We believe that our products are characterized by their fundamental utility, innovation, quality, and value proposition. The majority of our products have been developed internally, and there is substantial intellectual property underlying many of our product lines. Our ability to offer consumers innovative, cost-effective and easy-to-use products has enabled us to define product categories and to create and then sustain a first-to-market advantage. We have established multiple sourcing relationships that provide us with low-cost, high-volume production capacity, consistent product quality and quick response times. We have also established a highly-efficient order fulfillment system by tightly integrating our own systems and processes with those of nationally-recognized third-party telemarketing and fulfillment vendors, providing a high degree of customer satisfaction and leading to product up-sells and repeat business.

History

Ronald M. Popeil first became a salesman at state and county fairs in the 1950s, beginning with products like Chop-O-Matic™ that were made by his father. Mr. Popeil worked as an independent contractor at Woolworth’s in Chicago, selling his father’s products in the store and retaining the majority of the total sales he generated. He was one of the first to advertise products on television, forming a partnership with another individual to promote and distribute the first Ronco product—the Spray Gun™.

Mr. Popeil’s earliest DRTV success was with the Chop-O-Matic™ product, invented by his father. This was the first short-form infomercial as the medium is defined today. Ronco ran longer-than-usual advertisements (one to two minutes) and had viewers call a phone number to place an order. Over time, Ronco grew and expanded into other product lines. In four years, the Company grew its revenues from $200,000 to $8,800,000. In 1969, the Company, then called Ronco Teleproducts, completed an initial public offering, raising $5,500,000 through the sale of common stock equating to a 22% ownership interest in the Company. During this period, Ronco formed Castle Advertising, an in-house ad agency, to buy advertising time for the Company. By 1984, Ronco had developed and sold a variety of products including record compilations, choppers, slicers, dicers, hosiery, microphones, button machines, pottery and candle kits, and salad spinners.

From 1987 to 1990, Mr. Popeil was in semiretirement. Shortly after, Mr. Popeil moved to California, where he went back to TV marketing with home shopping and infomercials. Mr. Popeil produced the 28-minute infomercial for the Ronco Electric Food Dehydrator. The total production cost was $33,000, and this was Mr. Popeil’s reentry to TV sales after many years. This was also the first full demonstration of the product, a new form of selling, which allowed Mr. Popeil to interact with the audience and show all the things that a product can do. The product generated impressive sales results and further convinced Mr. Popeil that the long-term infomercial is the best sales presentation format invented for television. The second Incredible Inventions infomercial was GLH (Great Looking Hair), and Mr. Popeil quickly became a media star, through countless television shows and newspaper interviews. The GLH product sold 900,000 cans in one year. Several other products followed. The most successful product yet was the Showtime Rotisserie & BBQ. From the August 1998 launch of this product family through March 31, 2005, Ronco recorded sales of over $750 million worth of Showtime-related products, the majority of which have occurred through direct response television marketing. In November 2003, Ronco produced a new infomercial for Six Star+ Cutlery Set of knives. For the first time in its history, the Company ran two infomercials simultaneously. Today, Ronco maintains multiple product lines, is diversifying its distribution channels and intends to utilize a more dynamic direct response marketing strategy.

Product Offerings

We currently offer two product categories: kitchen products and household products. All of our products carry the Ronco or Popeil brand names and have enjoyed consistently high satisfaction rates.

Kitchen Products

We manufacture or source, market and distribute innovative, affordable and highly functional products for use in kitchens. From our inception, we have sold millions of units of kitchen products, primarily through our direct response television programs. Notable products developed and marketed by us since our inception for use in food preparation and storage include the following:

• Chop-O-Matic • Dial-O-Matic • Bagel Slicer • Inside the Shell Egg Scrambler	• Showtime Rotisserie & BBQ • Electric Food Dehydrator • Popeil’s Pasta Maker • Six Star+ Cutlery Set • Solid Flavor Injector

Our most prominent product line today, and the most successful product in our history, is our family of Showtime Rotisserie & BBQ electric rotisserie ovens and accessories. Sales of the Showtime Rotisserie constituted approximately 46.9% and 94% of our gross direct response revenues for the nine month period ended September 30, 2004 and the twelve months ended December 31, 2003, respectively. Our Showtime Rotisserie products have very low return rates, averaging 3.0% for the nine month period ending September 30, 2004. From our 1998 launch of this product family through June 30, 2005, we have recorded net sales of over $750 million worth of Showtime-related products, the majority of which have occurred through direct response television marketing. Our Showtime Rotisserie oven has been rated by several independent panels to be a superior infomercial product offering and a superior cooking appliance.

We offer several models of Showtime ovens: the Standard unit ($159.95 retail, introduced in late 1998), the Compact unit ($99.95 retail, introduced in mid- 2001), and the Professional unit ($199.95 retail, introduced in mid-2002). In addition, Ronco sells a variety of accessories to complement the usage of this appliance, including cookbooks, food products such as char rubs and barbeque sauces, and cooking accessories such as flavor injectors, gloves, racks, and self-turning kebab rods.

We also introduced a new product family in November 2003—the Six Star+ Cutlery Set of knives for use in residential kitchens. We offer a range of accessories that complement our Six Star+ Cutlery Set, including flatware, knife sharpeners, scissors and wooden blocks. Sales of cutlery products and accessories represented approximately 51% of our gross direct response revenues for the nine months ended September 30, 2004 and approximately 6% of our gross direct response revenues for the twelve months ended December 31, 2003. The Six Star+ Cutlery Set consists of 24 high-quality knives and a knife sharpener at a $39.95 retail price point. A wooden block sells for an additional $29.95, which is purchased by approximately 60% of Six Star+ customers. A matching set of 60-piece flatware sells for $19.95 and is purchased by approximately 10% of Six Star+ customers. Lastly, a 10-piece set of scissors is marketed as part of the Six Star+ product family, selling for $14.95, and is purchased by approximately 12% of Six Star+ customers. From November 2003 to June 30, 2005, over 500,000 Cutlery Sets have been sold by us with a return rate of less than 3%.

Household Products

We also manufacture or source, market and distribute a variety of innovative, affordable and highly functional products for use in the home. These products have applications for cleaning, personal care, recreation and other purposes. Nominal amounts of these products are sold today, primarily through our customer service and online channels and are not marketed directly through infomercials (or do not have their own infomercials). We believe these products can be successfully re-introduced to the market over time. We also believe there is an opportunity to repackage and reversion certain of these products for retail distribution. Notable household products developed and marketed by us or by other entities controlled under the Ronco trade name since our inception include:

• The Pocket Fisherman • Mr. Microphone • The Smokeless Ashtray • GLH • The Cordless Electric Portable Sewing Machine	• The Rhinestone and Stud Setter • Mr. Dentist • CleanAire Air Filter • Miracle Broom • Ronco record compilations

New Product Strategy

Throughout our history, Ronco has enjoyed considerable financial success in spite of its singular approach to product management, marketing and distribution. We have historically focused a substantial portion of our creative, managerial and capital resources within a given period on a single product and have not diversified our business. Until the November 2003 launch of the Six Star+ Cutlery Set, a launch which overlapped with the marketing of our leading Showtime Rotisserie line, we had not simultaneously invested in and featured more than one major product line in a long-form infomercial at the same time. In addition, our historical product development efforts have relied solely on the inventions of Ronald M. Popeil, which has constrained our ability to respond to market opportunities on a timely basis or with forward-thinking product ideas. We intend to diversify our sources of product development and our emphasis on a given product category. We intend to pursue a new product strategy by which we will:

•	Work closely with Mr. Popeil to create new products that leverage our historical competencies in product development and marketing. As an inventor, Mr. Popeil has conceived of, developed and produced a succession of unique and highly-functional products that have been well-suited to infomercial marketing, which feature thorough product demonstrations, discussions of a product’s virtues and user testimonials. As a model, the success of the Showtime product family demonstrates the effectiveness of infomercials as a marketing medium and the value that we can create through innovative product design. On June 30, 2005, Mr. Popeil and the Company entered into a new product development agreement which ensures that Ronco will have an exclusive relationship with Mr. Popeil with respect to new product inventions for the next three years.

•

Add complementary products to our existing primary product lines. The percent of the total gross direct response television product sales generated from accessories for each of the Showtime Rotisserie and Six Star+ Cutlery Set was 14% and 30% for the nine months ended September 30, 2004. We plan to introduce product line extensions to our major project families in the future, including the Showtime Rotisserie and the Food Dehydrator, to take advantage of their imbedded customer bases and our cumulative media investment in building each sub-brand. In addition, most of our products have not been “versioned” in order to increase market share and retail shelf space in their categories; we believe this product differentiation is an additional opportunity to increase revenues.

•	Introduce new Ronco-branded product lines that innovate through packaging and pricing. We believe the success we have experienced thus far with the Six Star+ Cutlery Set product line serves as a demonstration of the value that the Ronco brand and our deep experience in direct response media can bring to the marketing of less unique items. Our cutlery product line takes advantage of the large market in cutlery sold through direct response television. While we own no intellectual property with respect to this product line, we have created a strong market position for our product offering through the value proposition (24 knives for $39.95), the Ronco brand, and our infomercial marketing and sourcing expertise.

•	Introduce unique products from third parties that have the opportunity to be major contributors. As a result of our forty-plus year successful history and our reputation for innovation and marketing savvy, we are the recipient of a constant stream of new product ideas. Having vast experience with bringing new products to market, we anticipate formalizing a process of new product evaluation and market testing. This effort would include identification of products that could be the subject of infomercial marketing by us under a license or royalty arrangement. Opportunities also exist within the industry to either purchase or joint venture with companies who have potentially successful product lines, but could benefit from our brand, marketing expertise and established distribution channels.

Marketing and Distribution

We primarily distribute our products through three channels: direct response television marketing, wholesale and retail, and online commerce. These channels and our long-term strategy with respect to marketing and distribution are described below.

Direct Response Television (Infomercials)

Ronco markets its products direct to consumers through thirty-minute infomercials, which allow potential customers to see demonstrations and hear testimonials of our products. Gross product sales generated through direct response television marketing represented 58.9% of our total gross product sales for the nine months ended September 30, 2004. Our infomercials provide viewers with the opportunity to purchase our products by calling a toll-free phone number provided by us during the infomercial. Of the 210 broadcast markets in the United States of America, we primarily focus on the top 90 markets for infomercials, airing on as many as 4 - 8 stations in each market. Ronco ensures the highest TV profitability by closely monitoring media costs per order and encouraging telemarketers to up-sell all customers. Most of the infomercials air between Friday evening and Saturday afternoon to ensure the maximum viewership.

We produce our own infomercials, and through our internal media group, Castle Advertising, we purchase broadcast and cable time to reach consumers. Castle Advertising employs several highly trained media buyers who purchase media on behalf of Ronco at pricing that we believe is significantly below that which would be obtainable through the use of a third-party media buying agency. In addition, Castle Advertising employees have developed specific expertise in the Ronco media buying formula, which has allowed Ronco to consistently make a profit from its front-end media buying. Castle Advertising is also entitled to agency commissions from media outlets it deals with directly, thereby reducing Ronco’s net media costs. Media expenditures are highly volatile and depend on many factors, including type of TV station, short or long-form infomercial, time slots for our target audience, rating and size of audience delivered, seasonal influences on available media inventory, general market trends, and negotiation of packaged deals. In contrast, other infomercial companies will typically have a modest staff of in-house buyers and outsource most of their media buying activities to third-party agencies. We believe this competitive practice provides us a distinct competitive advantage, as we believe Ronco pays lower prices for its media (ranging from $400 to $10,000 per 30-minute segment depending on the day and time of airing) than any of its competitors.

Wholesale and Retail

In addition to television marketing, Ronco sells its products through the television retailer QVC and selected traditional retailers through wholesale distribution agreements. These wholesale arrangements are made through agents and distributors. To manage our relationship with QVC, we utilize a representation company, CSA, although the product purchase orders issue directly from QVC. Our gross product sales through wholesale distribution were 29.5% of our total gross sales for the nine months ended September 30, 2004 and 25.8% of our total gross sales for the twelve months ended December 31, 2003.

Our current retail distribution is accomplished primarily through retail distribution companies that issue purchase orders directly to us for product for which orders have already been taken. The terms of sale require that irrevocable letters of credit be in place before we make delivery of any product, or alternatively, that 100% of the product cost is paid for, by wire transfer, in advance of the product reaching our west coast port of entry. In addition, we do not accept returns for cash or credit from the distributors unless the product is defective. Returns are accepted only in exchange for new product, and distributors pay a $10 per unit turnaround fee. We are in the process of expanding our business relationship with QVC to potentially include certain of its foreign affiliates. Finally, there are a small number of direct wholesale accounts that have purchased regularly from us, including Big Lots, Koolatron, AOL, and Amazon.

Our wholesale distribution is currently accomplished through distribution agreements with M. Block & Sons and Englewood Marketing Group. M. Block & Sons has a telemarketing fulfillment system that specializes in small accounts and is expected to significantly improve our penetration into the single store and small chain channels. Englewood Marketing Group has expertise in internet fulfillment services that is expected to increase our penetration of the online sector as well.

We plan to expand our retail distribution by entering into direct distribution agreements with key national retailers of household and home improvement products. We are currently in advanced discussions with a number of mass merchants, department stores and large retail chains to commence wide distribution of Ronco products nationwide. We are also re-focusing our existing wholesale distribution relationships to target selected smaller or regional retail chains while we develop direct relationships with the larger retailers, thus capturing a greater margin percentage.

Online Commerce

We sell direct to consumers through our website, www.ronco.com. The website was launched in late 2001 and, until recently, was primarily used by viewers of the television infomercial as an alternate means of purchase (leveraging annual media expenditures of more than $40 million) and by existing customers to buy additional products and accessories. In 2002, we conducted a test email campaign to third party email lists on a cost-per-acquisition (CPA) basis. The test was very successful, generating over 2,000 total orders at just a $42 cost per net order. Based on this test, we redesigned the website to accommodate higher traffic counts and more robust features such as product up-sells, product recommendations, automated customer service, product demonstrations, customer affinity programs and branding. The website redesign has increased our ability to sell and up-sell online, and positions our site for search engine optimization. In addition, as compared to sales driven by television advertising, new customer acquisition costs through the online channel are considerably lower. The new website was launched in late 2003 and has generated substantially higher revenues on a year-over-year basis. Online sales represented 7.3% of our gross product sales for the nine months ended September 30, 2004 and 4% of our gross product sales for the twelve months ended December 31, 2003.

Long-Term Marketing & Distribution Strategy

Our objective is to increase our revenue, profitability and cash flow while growing our position as the recognized leader in branded products for use in the kitchen and elsewhere around the home, that are marketed through direct response television. In the last five years alone, we have invested hundreds of millions of dollars in broadcast and cable television airtime which we believe can be substantially leveraged to create strong supplemental distribution channels. Our strategy for this objective includes the following key elements:

•	Expand Retail Distribution. We believe there is a substantially untapped opportunity to market Ronco’s products through traditional retailers. A leading publication serving the direct response television industry, Response Magazine, stated in its March 2004 issue that products that are initially marketed through direct response television marketing may generate through retail distribution at least five (and in some cases as much as twenty) times the total unit sales realized from infomercial campaigns. As an example, we have sold over five million Showtime Rotisserie & BBQ units—approximately 3 million through direct response channels and two million through retailers (a retail to DRTV ratio of less than 1:1). On the other hand, according to public filings by Salton Corporation, over fifty (50) million units of the George Foreman Lean Mean Grilling Machine, an indoor kitchen appliance, have been sold since 1995 with the preponderance, approximately 48 million of those units, sold at retail after the product line had been initially launched through direct response television (a ratio of over 20:1). Following the Ronco Asset Purchase, a core component of our strategy will be to expand our retail distribution by entering into direct distribution agreements with key national retailers of household and home improvement products. We are currently in advanced discussions with a number of mass merchants, department stores and large retail chains to commence wide distribution of Ronco products nationwide. To fully leverage the strength of our brand, we are also selectively contemplating creation of private label merchandise for certain retailers who are interested in a broader product line. We will also re-focus our existing wholesale distribution relationships to target selected smaller or regional retail chains while we develop direct relationships with the larger retailers, thus capturing a greater margin percentage. As part of this strategy, we intend to selectively re-introduce certain of our existing products into retail distribution.

•	Market Directly to the U.S. Hispanic Population. We believe the Hispanic population within the United States of America represents a growing and very attractive market for our products. According to a December 2004 Conference Board study, Hispanic-American households will sharply increase both their numbers and economic clout over the next 10 years. By 2010, Hispanic households will soar to 13.5 million, up from less than 6 million in 1990, the report finds. These households will control $670 billion in personal income six years from now.(2) However, the domestic Spanish language television market is still largely untapped by the direct response industry. Historically, we had approached this market opportunity by re-producing certain content from our library of infomercials with Spanish dubbing. We believe that these efforts have been a sub-optimal means of addressing this marketing opportunity, and that this market opportunity requires a more comprehensive strategy and investment. We plan to increase our domestic Spanish language media exposure through the production of a new infomercial, produced entirely in Spanish, with a Hispanic host and appropriate recipes. From a media outlet perspective, we are in discussions with several leading, diversified Hispanic broadcasting companies to create national campaigns.

•	Enhance Our Online Commerce Capabilities. Our sales through the e-commerce distribution channel have grown substantially over the past three years, yet we believe our current website lacks many commonly-available e-commerce features that would improve customer experience and increase our sales. We believe there is significant long-term potential to market our products to customers through an online presence. In order to address this untapped opportunity, we plan to make a number of modifications and enhancements to our existing website operations. The enhancements and improvements include: (i) a more robust infrastructure to accommodate higher traffic counts and

[2]	Source: The Hispanic Market in 2010, Conference Board.

simultaneous transaction processes; (ii) deeper feature sets that enable product up-sells, product recommendations, automated customer service, product demonstrations, customer affinity programs and overall branding; (iii) higher quality streaming of our past and future infomercials; and (iv) additional content that will draw potential customers to our sites for repeat visits and for longer durations, including online newsletters, sweepstakes and promotions, an expanded recipe section featuring celebrity chef recipes and automated affiliate links.

•	Expand International Distribution. A nominal amount of product is currently sold in a few international markets—Korea (through SII), Australia (through Guthy-Renker), Great Britain and Germany (through QVC). In addition, the Showtime product is marketed in Canada either through television/telemarketing (via Northern U.S. television stations) or into retail by Koolatron, a Canadian distribution company. We believe that Ronco’s international market opportunity is vastly untapped; the emergence of additional television shopping channels in Western Europe, Latin America and Asia presents an untapped wholesale market opportunity. We are currently devising a plan to target these markets for export; this program will include both multi-national import/export companies, as well as individual in-country importers.

•	Leverage Our Customer Database for Relational Marketing Programs. We maintain a database of over four million customers while adding many thousands of customers each month, which is a valuable asset for current and future sell-through. To date, we have not exploited the potential value of this asset. Today, we generate revenues through mining our customer lists and, from time to time, renting these lists for a fee to third parties. Among the tools we are currently testing or developing are outbound telemarketing programs, catalogs, direct mail offers, email, email newsletter campaigns, and a Ronco Club concept.

Manufacturing

We maintain control of the sourcing and manufacture of our product lines, which are currently manufactured in China, as well as in the USA. Over the past ten years, we produced many of our products in Korea, including the Showtime Rotisserie and the Popeil Pasta Maker. However, in early 2003, we began to investigate opportunities to move manufacturing to China to lower product costs. Working with ThreeSixty Sourcing, we have set up production with two factories in China which should generate meaningful cost per-unit savings. ThreeSixty has been sourcing Six Star+ Cutlery and related products for Ronco since November 2003. Delivery of Showtime Rotisseries from China began in September 2004. While production has continued in Korea for much of 2004 during the transition to China, it is anticipated that 100% of Showtime Rotisseries will be produced in China in 2005. In 2004, we pursued additional manufacturing options in China to secure multiple sources of supply. We have entered into a sourcing agreement with Li & Fung, a Hong Kong-based global sourcing company. We believe we should be able to lower our manufacturing costs further as a result of this agreement. Both ThreeSixty and Li & Fung will assist us going forward with product development, product line extensions, quality control, and ongoing review of manufacturing and distribution. We will continue to re-engineer many of our business processes over the next several years and expect that we will further enhance our profitability as a result.

Ronco enjoys the protection of sixteen patents covering the design and manufacture of the Showtime Rotisserie & BBQ, and owns the tooling and dies currently used by the Company’s manufacturers and their sub-contractors for production. Manufacturing of the Showtime product line is streamlined. Since the primary differentiation among all three Showtime units is width, common parts, including side panels, motor, gear assemblies, and electrical wiring are utilized. This allows for extremely efficient production and allocation among suppliers. There is a four-week production cycle from issuance of a purchase order to the product arriving at port in Los Angeles. This quick turnaround enables us to maintain relatively low levels of inventories and allows for very efficient production.

Fulfillment and Customer Service

We utilize telemarketing service bureaus to handle the inbound traffic generated by potential customers who are calling one of the toll-free phone numbers provided within our infomercials. Each show has a unique toll-free phone number, enabling us to gather important data for determining the profitability of individual shows and products and the efficacy of our media buying. We use West Telemarketing Services and LiveOps to handle the majority of the inbound traffic. These entities are paid on a per-minute basis for their services.

Potential customers call into a toll-free number, received by the Company’s telemarketing partners. Our telemarketing vendors will route a customer’s order through OrderMotion (a commercial software product provided by a third-party software vendor called CommercialWare) for approval. The Company uses third-party vendors—Paymentech for processing credit card orders and Select Payment for processing e-checks. A notification of an approved or declined order is re-submitted by these vendors to OrderMotion.

If an order was declined, our customer service contacts the potential customer to obtain an alternate method of payment. It is our experience that approximately 25% of such orders are recovered. We operate an in-house 50-seat call center as well as a 20-seat data entry center, which generate sales revenues from inbound customer service inquiries, as well as outbound campaigns to existing customers. This telemarketing center not only handles customer service inquiries, but also has instituted a number of successful inbound and outbound telemarketing programs that are currently generating significant revenues at attractive margins.

All approved orders are routed to a fulfillment house, which remits shipping status notifications back to Ronco through OrderMotion. We utilize Motivational Fulfillment to handle most of our fulfillment needs. Motivational, which operates a 300,000 sq. ft. facility in Chino, CA, receives and stores product, tracks inventory, fulfills customer orders, and provides other support functions. Motivational currently works on a batch file processing basis to receive orders and transmit order ship status, and we are currently working on implementation of new systems to enable real-time processing to provide online order status, delivery tracking and management reporting. As we use Federal Express’s FedEx Ground service for our primary shipping needs, Federal Express has also become a new fulfillment partner, handling East Coast fulfillment requirements for Showtime products. Motivational will retain West Coast fulfillment of Showtime products plus all cutlery products. Finally, we utilize a separate fulfillment company for our Canadian orders. The majority of our physical inventory is warehoused by our fulfillment partners.

Competition

The direct response industry includes numerous companies that market their products on television through infomercials. Competition among direct response companies is largely based on: (i) ability to place infomercials into TV time slots that yield the highest viewership and customer generation for a particular product; (ii) ability to purchase air time at competitive prices, create brand awareness, and generate sales profitably; and (iii) product quality, reputation and pricing. In the United States of America, we compete with several other companies and products in the direct response industry, including GT Brands, Telebrands, Idea Village, Guthy Renker, Tilia (a division of Jarden, Inc.), and Sylmark. We believe, however, that the businesses are not comparable mainly due to the strength of Ronco’s brand and consistent quality of its products.

We believe that manufacturers of small kitchen appliances, such as Cuisinart, Kitchen Aid, Oster, and DeLonghi, are not comparable competition because these products are mostly commoditized. Currently, we believe there are no competitive brands that market appliances equivalent to Ronco’s proprietary models (such as rotisserie, pasta maker and food dehydrator) in price, uniqueness or quality. We also compete with various manufacturers of kitchen knives and flatware, sold both through direct-to-consumer and retail channels. We believe that our Six Star+ line of products favorably competes on quality and durability at very attractive price points. In addition, some mainstream manufacturers, such as Panasonic, Salton, Sharper Image, and Nautilus, have turned to DRTV to create self-liquidating brand value.

Properties and Leases

Information concerning the location, use and approximate square footage of our principal facilities, all of which are currently leased on a month-to-month basis, is set forth below:

Location	Principal Activities	Area (sq. feet)
Chatsworth, CA	Principal administrative offices; customer service call center; and media buying offices;	17,532

Chatsworth, CA	Products storage facility	29,000

We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe that our existing facilities are well maintained and in good operating condition.

We are considering other office space alternatives, which could potentially offer greater warehouse capacity, though at a similar all-in-cost.

Insurance Matters

We currently carry insurance policies through major carriers for product liability, general liability, commercial property, automobile, plant and equipment, marine insurance, workers’ comp, directors and officers insurance and excess liability. We intend to obtain key man life insurance coverage and disability coverage on Ronald M. Popeil, if such coverages are available at reasonable cost, and increase the limits of our directors and officers insurance commensurate with our standing as a public company.

Intellectual Property and Proprietary Rights

We have developed a significant amount of proprietary technology covering the design and manufacturer of our products. We rely on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. We have been awarded over thirty patents.

Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from suppliers and subcontractors. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. Our proprietary technology incorporates product design and manufacture of our products. It might be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.

We also have trademarks in the U.S. and various countries around the world covering a variety of marks.

Many participants in the consumer products industry have an increasing number of patents and patent applications. Third parties may, from time to time, assert infringement claims in the future alleging infringement by our current or future products. It is possible that these claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of these claims.

Employees

There are currently approximately 174 employees, including executive, management, warehouse, customer service, media buyers and maintenance personnel. None of our employees are part of any labor movement. We believe that our relations with our employees are good.

Legal Proceedings

The Company is not a party to any legal proceedings. The Acquired Businesses have been defendants in several nominal legal actions related to the products sold by those entities. Generally such actions have resulted in the Acquired Businesses making a payment to the plaintiff in settlement of the claim. None of the prior actions brought against the Acquired Businesses had a material effect on their businesses, and the Company does not believe that any future actions brought based on the Company’s planned products would have a material effect on its business or results of operation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees at the Closing.

Name	Age	Position(s)
Richard F. Allen, Sr.	57	President, Chief Executive Officer and Director
Evan J. Warshawsky	45	Chief Financial Officer and Secretary
Anthony C. Brown	62	Director
Harold D. Kahn	59	Director
A. Emerson Martin, II	55	Director
Gregg A. Mockenhaupt	35	Director

Richard F. Allen, Sr. is our Chief Executive Officer, President and a member of the board of directors of Ronco. Currently, since February 2005, Mr. Allen is the Chief Executive Officer and President of the Acquired Businesses. Mr. Alln has more than 30 years of experience in international marketing, product development, sourcing, manufacturing, international and domestic retail sales, brand management, financing, exporting and importing. Mr. Allen has served in various executive positions with Milliken & Company (New York), West Point Pepperell (New York), and most recently the President and Chief Executive Officer of Design Textiles International, LLC, a privately held company engaged in the distribution and manufacturing of textile products sourced in Korea, China and India in an alliance with Li & Fung (Hong Kong). Previously, Mr. Allen was the President of American Marketing & Events, Inc. Mr. Allen graduated from the University of Arizona with a degree in economics and a Masters degree in International Management (MIM) from the American Graduate School of International Management.

Evan J. Warshawsky is our Chief Financial Officer and Secretary. Mr. Warshawsky joined Ronco Inventions, LLC in 2002 as its Executive Vice President with responsibilities for operations and IT systems, and has served as its President since May 2003 until February 2005. In this capacity, Mr. Warshawsky has had responsibility for substantially all of the operations of the Acquired Businesses, including media, customer service, sourcing, fulfillment and marketing. Since February 2005, Mr. Warshawsky has had primary responsibility for the financial operations of the Acquired Businesses. Previously, Mr. Warshawsky was employed by Skycastle Entertainment, Inc., NBC’s in-house promotions company. Mr. Warshawsky graduated from the University of California at Los Angles with a Bachelor of Arts degree in Economics. Mr. Warshawsky is a certified public accountant.

Anthony C. Brown is a member of the board of directors of Ronco. Mr. Brown has over 35 years of direct marketing experience in the cosmetics, household goods and telecommunications services businesses. Most recently, Mr. Brown was the President and CEO at Directone, Inc., a privately-held diversified direct response company marketing telecommunications and continuity clubs in four product categories with annual revenues in excess of $100 million. Prior to that, Mr. Brown served as Executive Vice President at GRI Corporation, a $90 million publicly-held direct marketing company offering brand name cosmetics, household packaging goods and tabletop merchandise. Mr. Brown started his career as a Vice President at the Capitol Record Club in 1968. Mr. Brown received a Bachelor of Science degree from California State University, at Northridge, California.

Harold D. Kahn is a member of the board of directors of Ronco. Since March 2004 until present, Mr. Kahn has been an independent retail consultant. For nearly 30 years, Mr. Kahn served in a variety of capacities for R. H. Macy & Co., Inc. and its successor, Federated Department Stores. Most recently, he was the Chairman and Chief Executive Officer of Macy’s East, a position he held since 1994 and for which he had full operating responsibility for a $5 billion, 90 branch retail business. Prior to 1994, Mr. Kahn served in a succession of senior executive roles within Macy’s / Federated, including: President of Montgomery Ward (1992 – 1994), Chairman and Chief Executive Officer of Macy’s South & Bullock’s (1989 – 1992), Chairman and Chief Executive Officer

of Macy’s California (1985 – 1989), and President of Macy’s Atlanta (1981 – 1985). Mr. Kahn received a Bachelors degree in Business Administration from City College of New York and a Masters in Business Administration from the University of Maryland.

A. Emerson Martin, II is a member of the board of directors of Ronco. Mr. Martin is a Managing Director at Sanders Morris Harris, a full-service investment bank, based in Houston, Texas. Prior to joining Sanders Morris Harris, he was head of investment banking at Touchstone Group, a transnational financial services firm with operations in the U.S. and the Arabian Gulf. Previously, he was head of investment banking at Spencer Trask and a Senior Managing Director at Donaldson, Lufkin, & Jenrette and First Albany where he was involved with various public and private financings and mergers & acquisitions work. Mr. Martin started his corporate finance career at Smith Barney. Mr. Martin received a Bachelor of Arts degree from Union College and a Masters in Business Administration from Columbia University.

Gregg A. Mockenhaupt is a member of the board of directors of Ronco. Mr. Mockenhaupt is a Managing Director at Sanders Morris Harris, a full-service investment bank, based in Houston, Texas. Prior to joining Sanders Morris Harris, Mr. Mockenhaupt served as a Managing Director at Crest Advisors, LLC, a boutique investment banking firm, and as a Managing Director at Crest Communications Holdings LLC, a private investment firm managing approximately $160 million in capital focused on the communications industries. Previously, Mr. Mockenhaupt was a member of Smith Barney Inc.’s Advisory Group, where he was involved with a breadth of merger & acquisition transactions and financial restructurings. Mr. Mockenhaupt has served on the board of directors for several private and public companies and is currently a director of TeraBurst Networks, Inc., d/b/a QualCore Logic.

No director, executive officer, promoter or control person of the Company has, within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (iv) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “Commission”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. There are no family relationships among any directors and executive officers of the Company.

Election of Directors and Officers

Holders of our Common Stock are entitled to one (1) vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Cumulative voting with respect to the election of directors is not permitted by the Company’s Articles of Incorporation. The board of directors shall be elected at the annual meeting of the shareholders or at a special meeting called for that purpose. Each director shall hold office until the next annual meeting of shareholders and until the director’s successor is elected and qualified. If a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, then the shareholders may fill the vacancy at the next annual meeting or at a special meeting called for the purpose, or the board of directors may fill such vacancy.

Compensation of Directors

Each member of our board of directors who is not an employee of the Company (a “non-employee director”) will receive an annual retainer of $20,000 and $1,500 for each meeting of our board of directors attended in order to defray travel expenses. Under our 2005 Stock Incentive Plan that we intend to implement, each non-employee director will be granted annually an option to purchase 10,000 shares of our Common Stock on the day following our annual meeting of shareholders, with an exercise price per share equal to the fair market value of our common stock on such date. Each such option will have a ten year term and will vest with respect to one-third of the Common Stock subject thereto on the date of the next three annual meetings of shareholders. In addition, each such option will become fully vested upon a “change in control” (as defined in the plan) of the Company or such director’s death. In the event a non-employee director ceases to be a director for any reason (other than death), such director may exercise his or her then vested options for six months. In the event of death, his options shall remain exercisable for a period of twelve months. Messrs. Martin and Mockenhaupt have each waived the right to the $20,000 annual retainer and the annual grant of stock options.

Our employee directors do not receive any additional compensation for serving on our board of directors or any committee of our board of directors, and our non-employee directors, except for Anthony C. Brown, do not receive any compensation from us other than the retainer, attendance fees and stock option grants described above. Please see “Certain Transactions—Director Brown’s Consulting Agreement.”

Executive Compensation

During the six months ended March 31, 2005, Ronco did not pay any executive compensation. On July 1, 2005, Richard F. Allen Sr. and Evan J. Warshawsky entered into Employment Agreements with the Company. See “Employment Agreements with Key Personnel.”

EMPLOYMENT AGREEMENTS WITH KEY PERSONNEL

Employment Agreement with Richard Allen

We entered into an employment agreement with Richard F. Allen, Sr., commencing on July 1, 2005 (the “Allen Employment Agreement”) which has an initial term of four (4) years. Mr. Allen serves as our President and Chief Executive Officer and is a member of our board of directors. Mr. Allen receives a base salary of $250,000 per year and is be entitled to a discretionary bonus of up to $600,000 per year. The amount of Mr. Allen’s bonus will be determined by the board of directors and will be based upon the achievement of certain financial milestones as determined by the board of directors.

On July 1, 2005, the commencement date of the Allen Employment Agreement, we paid Mr. Allen a one-time cash bonus of $315,000 in consideration of his role in the consummation of the transactions which resulted in the acquisition of the Acquired Businesses (the “Allen Transaction Bonus”). Mr. Allen has the right to purchase 800,313 restricted shares of our Common Stock pursuant to a Restricted Stock Purchase Agreement, (the “Allen Grant Shares”) at a price of $0.01 per share. The Allen Grant Shares shall be issued incrementally with 60% of those shares having been issued on July 1, 2005, and an additional 20% being issued on each of the first two anniversaries of that date. The Allen Grant Shares are subject to repurchase by the Company, at its option, at $0.01 per share, exercisable upon the termination of Mr. Allen’s employment voluntarily or for “Cause,” or if certain performance targets are not satisfied. The Allen Grant Shares are restricted shares and, as such, any future sales by Mr. Allen must be pursuant to a then effective registration statement under the Securities Act or a valid exemption from such registration. In addition, the Company’s option to repurchase the Allen Grant Shares will immediately lapse if Mr. Allen’s employment is terminated without “Cause.”

Mr. Allen’s employment agreement would be terminated under the terms of that agreement upon the death or disability of Mr. Allen. If the Company terminates Mr. Allen’s employment for “Cause” (as defined in the agreement) or if Mr. Allen terminates his employment voluntarily for any reason before the end of the term, Mr. Allen will be entitled to receive his base salary through the date his employment terminates, determined without regard to pro rata bonus. If Mr. Allen’s employment is terminated by the Company without “Cause” then he will be entitled to receive: (i) base salary through the termination date; (ii) a single sum payment equal to as much as $1,000,000; and (iii) reimbursement for the cost of up to the first twelve months of continuing group health plan coverage which Mr. Allen and his covered dependents receive pursuant to COBRA.

Employment Agreement with Evan J. Warshawsky

Effective July 1, 2005, we entered into an employment agreement with Evan Warshawsky (the “Warshawsky Employment Agreement”), which has an initial term of three years. Pursuant to the agreement Mr. Warshawsky will serve as our Chief Financial Officer. Mr. Warshawsky will receive a base salary of $200,000 per year and will be entitled to a discretionary bonus of up to $300,000. The amount of Mr. Warshawsky’s bonus will be determined by the board of directors based upon the achievement of certain financial milestones as determined by the board of directors.

On the Effective Date (as defined in the Warshawsky Employment Agreement), we paid Mr. Warshawsky a one-time cash bonus of $150,000 in consideration of his role in the consummation of the Ronco Asset Purchase Transaction (the “Warshawsky Transaction Bonus”). In addition, Mr. Warshawsky will receive the right to purchase 160,063 restricted shares of our Common Stock pursuant to a Restricted Stock Purchase Agreement and the terms of the Ronco Corporation 2005 Incentive Plan, (the “Warshawsky Grant Shares”) at a price of $0.01 per share. The Warshawsky Grant Shares shall be subject to an option of the Company to repurchase the Warshawsky Grant Shares at $0.01 per share exercisable upon the termination of Mr. Warshawsky’s employment voluntarily or for “Cause”, which option shall lapse with respect to 50% of the Warshawsky Grant Shares on the Effective Date and 25% of the Warshawsky Grant Shares on each of the first two anniversaries of the Effective Date. The Warshawsky Grant Shares shall be restricted shares and as such any future sales by Mr. Warshawsky must be pursuant to a then effective registration statement under the Securities Act of 1933 or be pursuant to a valid exemption from such registration. In addition, the Company’s option to repurchase the Warshawsky Grant Shares will immediately lapse if Mr. Warshawsky’s employment is terminated without “Cause”.

Mr. Warshawsky’s employment agreement would be terminated under the terms of that agreement upon the death or disability of Mr. Warshawsky. If the Company terminates Mr. Warshawsky’s employment for “Cause” (as defined in the agreement) or if Mr. Warshawsky terminates his employment voluntarily for any reason before the end of the Term, Mr. Warshawsky will be entitled to receive his base salary through the date his employment terminates, determined without regard to pro rata bonus. If Mr. Warshawsky’s employment is terminated by the Company without “Cause” then he will be entitled to receive: (i) base salary through the termination date; (ii) the greater of three times his current base salary or his total compensation in the previous twelve months (salary plus bonus); and (iii) reimbursement for the cost of up to the first twelve months of continuing group health plan coverage which Mr. Warshawsky and his covered dependents receive pursuant to COBRA.

Indemnification

Under our Articles of Incorporation and Bylaws, the Company may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in the Company’s best interest. The Company may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, the Company must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

Regarding indemnification for liabilities arising under the Securities Act, which may be permitted to directors or officers under Delaware law, the Company is informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

ARRANGEMENT WITH RONALD M. POPEIL

We acquired substantially all the assets of the Acquired Businesses, including the intellectual property, certain manufacturing assets and know-how related to Ronco’s products. The founder and an affiliate of the primary shareholders of the Acquired Businesses is Ronald M. Popeil. Over its history, the Acquired Businesses enjoyed considerable financial success due to the product innovations, marketing capabilities and business acumen of Mr. Popeil. Mr. Popeil no longer has a day-to-day role or responsibilities with respect to Ronco. We believe it is in the best interests of the Company and its shareholders to maintain a close working and financial relationship with Mr. Popeil. Accordingly, we have entered into certain agreements (which are summarized immediately below) with Mr. Popeil, which we believe should provide significant incentives for Mr. Popeil to continue his involvement with Ronco.

We have entered into several agreements with Mr. Popeil including a Consulting Services Agreement and a Trademark Co-Existence Agreement. We have also entered into an agreement with Mr. Popeil pursuant to which we will pay Mr. Popeil a percentage of the gross profits generated from the sale of our products which occur as a result of his ongoing personal appearances on QVC or other television or online shopping venues. The Company also offered a Consulting Services Agreement to Alan L. Backus. For personal reasons, Mr. Backus decided not to sign the agreement. He has historically been responsible for converting concepts devised by Mr. Popeil into marketable products that meet regulatory and governmental safety standards. Mr. Backus and Mr. Popeil have worked together for approximately 25 years. Mr. Backus expressed a preference to work directly for Mr. Popeil rather than the Company. We expect that Mr. Backus will continue to provide the services to Mr. Popeil that Mr. Backus has historically provided to Mr. Popeil. Because of the obligations of Mr. Popeil to the Company pursuant to his agreements with the Company, we think the Company will receive the benefits of the efforts of Mr. Backus indirectly as a result of his work on behalf of Mr. Popeil instead of directly pursuant to a contractual arrangement between Mr. Backus and the Company.

Consulting Agreement with Ronald M. Popeil

We have entered into a Consulting Services Agreement with Ronald M. Popeil for an initial term of three years. During the term of the agreement, Mr. Popeil will not enter into any consulting services, advisory services or employment agreement, nor directly provide consulting or advisory services to any entity or person that is in direct competition with our business or in violation of the New Product Development Agreement. During the term of this agreement, Mr. Popeil will consult on the development of new products acquired by us pursuant to the New Product Development Agreement (see below). Mr. Popeil will also make the following personal appearances (each of which will be performed at Mr. Popeil’s sole discretion, unless otherwise noted):

•	Speak as our chief spokesperson for non-financial matters in all forms of media (not otherwise covered below);

•	Promote our image by making up to six (6) appearances per year on nationally broadcast television programs (such as Oprah), if invited or booked by us;

•	Make personal appearances for leading national retailers;

•	Participate in the mandatory production of up to three (3) long-form infomercials per year for consumer products sold under the Asset Purchase Agreement between the Sellers and us, or pursuant to the New Product Development Agreement; and

•	Attend and participate in the Gourmet Show and Housewares Show (at our discretion).

We will pay an annual base fee of $500,000 per year, paid in equal weekly installments, at Mr. Popeil’s direction, in the form of salary and/or payment of certain business expenses incurred by Mr. Popeil. In addition, we will pay Mr. Popeil certain fees for personal appearances in accordance with the following schedule:

•	Fees for chief public spokesperson, which will be negotiated on a fair and reasonable basis as and when appearance requests arise;

•	$10,000 per day for appearances on nationally broadcast television programs;

•	$10,000 per day for appearances for leading national retailers;

•	$50,000 for each infomercial produced; and

•	$50,000 per day for the Gourmet Show and Housewares Show.

Mr. Popeil will be eligible to receive incentive stock options under our 2005 Stock Incentive Plan that we intend to implement based on his contribution to our growth, as determined by our Board of Directors in its sole discretion. We will also provide customary indemnification to Mr. Popeil with respect to our products, appearances and other items.

Trademark Co-Existence Agreement

We have entered into an agreement with Mr. Popeil with respect to the names “Popeil”, “Ron Popeil” and the name and any form of the likeness approved by Mr. Popeil (or one of his representatives), including the image, silhouette and voice of Mr. Popeil (the “Marks”). The term of this agreement will continue so long as the Marks are protected by applicable U.S. law. Mr. Popeil retains as his sole and exclusive property, the ownership of the worldwide royalty-free perpetual rights with respect to the Marks for certain uses, including autobiographical works, various media projects, and a specific licensing arrangement. We acknowledge that we will be acquiring the Marks subject to the rights of certain third parties, including QVC, the PopeilFamilyStore.com and Marketing Development Group. Should certain events of default with respect to the Seller Notes occur, we will grant Mr. Popeil a non-exclusive license (at no cost to Mr. Popeil) to use the Marks in connection with the manufacturing, marketing and sale of certain specific new products as to which Mr. Popeil elects, pursuant to the New Product Development Agreement, to terminate the applicable patent or other intellectual property licenses held by the Company.

Mr. Popeil retains the right to approve all uses of his name and likeness for any purpose including but not limited to quality of products and products, quality of packaging and packaging, quality of advertising and advertising, and quality of displays and displays, but with such approval not to be unreasonably withheld or delayed. Should Mr. Popeil die or become incapacitated, a designated representative of Mr. Popeil will exercise the right of approval. The agreement contains other provisions that are customary for transactions of this type.

New Product Development Agreement

We have entered into a New Product Development Agreement with Mr. Popeil. Under the terms of the agreement, we will be offered a fifteen (15) day right of first refusal on all new consumer products (excluding all products that are autobiographical in nature) that are created by Mr. Popeil during the term, to the extent that Mr. Popeil owns and controls the rights to such products. Should certain events of default with respect to the Seller Notes occur, the right of first refusal described above will be suspended until such event of default is cured. The purchase price of each new product will be negotiated and agreed upon on a fair and reasonable basis. The purchase price will include the cost of any product designs, prototypes, tooling and a completed commercial or infomercial. The execution of the New Product Development Agreement by Mr. Popeil and the Company was a condition to the Ronco Asset Purchase transaction.

The agreement also provides the terms of purchase for a specific product currently under development by Mr. Popeil, including a specific upfront payment and a per-manufactured-unit payment to be paid up to an aggregate maximum. We will also be obligated to pay the costs for all patent filings, tooling and infomercials related to this product and will be obligated to reimburse the out-of-pocket expenses incurred by Mr. Popeil in connection with the development of this product. All the intellectual property related to the product will remain with Mr. Popeil until the Seller Notes, including any accrued and unpaid interest, are paid in full.

Mr. Popeil will have creative control over all new consumer products created by Mr. Popeil and Mr. Backus and sold to us by Mr. Popeil, and control over all packaging, advertising, naming and promotion, including, without limitation, creative control over all stages of new product conception, creation, design, development and completion. Mr. Popeil and Mr. Backus have no obligation under the terms of this agreement to develop new products. Mr. Popeil will have the right to terminate the agreement if we breach any provision of the New Product Development Agreement, the Asset Purchase Agreement, the Trademark Co-Existence Agreement or the Consulting Agreement with Ronald M. Popeil, if the breach is not cured to Mr. Popeil’s reasonable satisfaction within fifteen (15) days of such breach.

INDEMNIFICATION AGREEMENTS

The Company has entered into an indemnification agreement with each of its directors and executive officers. Each indemnification agreement provides that the Company will indemnify such person against certain liabilities (including settlements) and expenses actually and reasonably incurred by him or her in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which he or she is, or is threatened to be, made a party by reason of his or her status as a director, officer or agent of the Company, provided that such director or executive officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. With respect to any action brought by or in the right of the Company, a director or executive officer will also be indemnified, to the extent not prohibited by applicable law, against expenses and amounts paid in settlement, and certain liabilities if so determined by a court of competent jurisdiction, actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS

AND PRINCIPAL SHAREHOLDERS

Set forth below is information as of July 22, 2005, as to each class of equity securities of the Company, beneficially owned by all directors and each executive officer of the Company, directors and executive officers as a group, and each beneficial owner of more than 5% of any Class of our voting securities.

Title of Class	Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)		Percent of Voting Stock Outstanding (3)
Common	Richard F. Allen, Sr.	506,709	(4)	3.3%

Common	Evan J. Warshawsky	186,588	(5)	1.2%

	All directors and executive officers as a group (6 persons)	960,476		6.3%

	5% or greater holders:

	GLG Partners American Opp Fund PO Box 9080t Georgetown, Grand Cayman Cayman Islands Attn: Noam Gottesman	1,000,000		6.5%

	Heartland Group Inc solely on behalf of the Heartland Value Fund 789 North Water Street Suite 500 Milwaukee, WI 53202 Attn: Paul Beste	1,500,000		9.8%

	Janus Investments Fund 151 Detroit Avenue Denver, CO 80206 Attn: William Bales	1,591,512		10.4%

	LBI Group Inc Lehman Brothers 399 Park Avenue New York, NY 10022 Attn: Jeffrey Ferrell	795,756		5.2%

	Quaker Strategic Growth Fund c/o DG Capital 101 Arch Street Boston, MA 02110 Attn: Manu Daftary	760,000		4.9%

	Sanders Opportunity Fund (Institutional), L.P. Sanders Morris Harris Inc. 320 Park Avenue New York, NY 10022	1,450,245		6.8%

(1)	The address for Messrs. Allen and Warshawsky is 21344 Superior Street, Chatsworth, California 91311.
(2)

Unless otherwise indicated, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Ronco Common Stock subject to warrants that are currently exercisable or exercisable within 60 days of the Record Date are deemed to be beneficially owned by the person holding such warrants for the purposes of computing the percentage of ownership set forth in the above table, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(3)	Because the Common Stock and the Series A Convertible Preferred Stock each has one vote per share on all matters, the percentage ownership is presented on the basis of the percentage of the sum of the number of shares of Common Stock and the number of shares of Series A Convertible Preferred Stock outstanding. Percentages are based on a total of 15,354,157 shares or Common Stock either outstanding on July 22, 2005, or underlying the shares of Series A Convertible Preferred Stock outstanding on that date.
(4)	Pursuant to the terms of his employment agreement with the Company, Mr. Allen purchased 480,188 shares of the Company’s Common Stock at a price of $.01 per share. Mr. Allen’s employment agreement with the Company is described in the “Employment Agreements with Key Personnel” section of this Prospectus. Mr. Allen also purchased 26,521 shares of the Series A Convertible Preferred Stock in the Private Placement.
(5)	Pursuant to the terms of his employment agreement with the Company, Mr. Warshawsky purchased 160,063 shares of the Company’s Common Stock at a price of $.01 per share. Mr. Warshawsky’s employment agreement with the Company is described in the “Employment Agreements with Key Personnel” section of this Prospectus. Mr. Warshawsky also purchased 26,525 shares of the Series A Convertible Preferred Stock in the Private Placement.

CERTAIN TRANSACTIONS

Origins of the Ronco Asset Purchase

In October 2003, Richard Allen contacted Ron Popeil to explore the possibility of effecting the purchase of the business of Ronco Inventions, LLC and its affiliated entities. Mr. Allen enlisted the assistance of certain other individuals (collectively, the “Promoters”) to provide advice on the specific structure of the proposed asset purchase of Ronco.

RMC was formed in October 2004 for the purpose of effecting the Ronco Asset Purchase. Shares of the common stock of RMC were issued to a group of entities affiliated with the Promoters consisting of Copper Beech Equity Partners LLC (“Copper Beech”), Coll International LLC, and Content Holding LLC (“Content Holding”) (collectively and inclusive of their affiliates, the “Venture Group”). On December 10, 2004, RMC executed the Ronco Asset Purchase Agreement with the Ronco Sellers. The Venture Group collectively hold 533,334 shares of Common Stock (equaling approximately 3.5% of the sum of the issued and outstanding Common Stock and Series A Convertible Preferred Stock). In addition, in connection with the structuring, negotiation and financing of the Ronco Asset Purchase, the Company paid cash fees consisting of (i) a base fee of $1,800,000 and (ii) an incremental fee equal to five percent (5%) of any cash and cash equivalents of Ronco Corporation in excess of $6 million at the Closing, which fees were allocated among the members of the Venture Group and the Promoters as mutually agreed. The Company also reimbursed the Venture Group for certain expenses aggregating $700,000 that the Venture Group incurred in connection with the Ronco Asset Purchase.

Prior to the execution of the Asset Purchase Agreement, RMC secured its initial working capital from a group of private accredited investors (the “Ronco Private Group”) through the sale of restricted shares and approximately $400,000 in promissory notes of RMC. Upon the Closing, the promissory notes held by the Ronco Private Group were redeemed at face value. In addition, the Ronco Private Group collectively owns 266,668 shares of Common Stock (equaling 1.7% of the sum of the issued and outstanding Common Stock and Series A Convertible Preferred Stock).

The shares of Series A Convertible Preferred Stock held by the Venture Group and the Ronco Private Group are restricted shares, as defined by the Securities Act. The shares held by Copper Beech, Content Holding and the Ronco Private Group are being registered pursuant to the terms of the Registration Rights Agreement. The shares of Common Stock into which the shares of Series A Convertible Preferred Stock held by Copper Beech and Content Holding would be convertible under the terms of a 12 month lockup agreement, which permits re-hypothecation and private sales of such shares of Common Stock, but prohibits the sale of Common Stock by each member of the Venture Group through the public market. The Placement Agent may waive such lockup agreement in its discretion.

The Company has agreed to indemnify and hold harmless and generally release Content Holding LLC, Copper Beech Equity Partners LLC, Copperfield Equity Partners LLC (an affiliate of Copper Beech Equity Partners LLC), Coll International LLC, their managers, directors and officers from and against any loss, claim, damage, liability or expense arising out of or in connection with the Ronco Asset Purchase, including, without limitation, attorneys fees, disbursements and any other costs and expenses in connection therewith, except to the extent such loss, claim, damage, liability or expense related to or resulted from the fraud, gross negligence, bad faith or willful misconduct of such party.

The Venture Group and the Ronco Private Group have discussed with the Placement Agent the possibility of engaging in private re-sales of some or all of the 800,002 shares of Company Common Stock that those entities and persons received as a group through the terms of the FTK Merger Agreement contemporaneous with the Ronco Asset Purchase Closing. Such re-sales would be permitted under the terms of the lock-up agreements between the Company and the members of the Venture Group and would have to be done in compliance with an exemption from the registration requirements of the federal securities laws and any applicable state securities laws. The proceeds from any such private re-sales would go to the members of the Venture Group or the Ronco Private Group and would not go to the Company.

Director Brown’s Consulting Arrangement

Anthony Brown Company, which Anthony C. Brown, a Director of the Company, owns provides consulting services to Ronco. The company receives $10,000 per month from Ronco for the services that it provides.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.00001 per share, and 20,000,000 shares of preferred stock, par value $.00001 per share. As of June 30, 2005, 2,091,557 shares of Common Stock are issued and outstanding and 13,262,600 shares of Series A Preferred Stock (the “Preferred Stock”) are issued or outstanding.

The following description of our capital stock does not purport to be complete and is subject to and qualified by our Certificate of Incorporation and By-laws, and by the provisions of applicable Delaware law.

Common Stock

Subject to preferences that may be applicable to any rights of holders of outstanding stock having prior rights as to dividends, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors from time to time may determine. Holders of our Common Stock are entitled to one (1) vote for each share held on all matters submitted to a vote of the stockholders. Cumulative voting with respect to the election of directors is not permitted by the Articles of Incorporation. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

The holders of the Preferred Stock will be entitled to receive cumulative preferential dividends at the rate of $0.1885 per share per annum (equivalent to 5% of the purchase prices) payable annually on each anniversary date of issuance and on conversion pro rata based on a year of 365 or 366 days, as applicable, and the actual number of days elapsed.

Holders of the Preferred Stock will have voting rights of one vote per share on all matters. Except as provided by law, or the protective provisions of the Designation of Powers, Preferences and Rights of the Preferred Stock, holders of Preferred Stock vote together with the holders of the Common Stock as a single class on any actions to be taken by Ronco’s shareholders.

The shares of the Preferred Stock are convertible at the option of holder thereof at any time into shares of Common Stock at the rate of one share of Common Stock for each share of the Preferred Stock being converted (the “Conversion Rate”). Ronco may, at its option, cause all of the outstanding shares of Preferred Stock to be converted into shares of Common Stock, at any time and from time to time, if the market price of the Common Stock for any 20 days of any 30 most recent consecutive trading days prior to giving the notice of conversion equals or exceeds 200% of the conversion value then in effect.

On any liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the holders of the Preferred Stock will have the right to receive, out of the remaining assets of the Company, the sum of $3.77 per share of the Preferred Stock held, plus any accrued and unpaid dividends, or, if the remaining assets are insufficient, to share such assets ratably, prior to any distributions with respect to the Common Stock.

Warrants

In connection with the Private Placement, we issued 266,667 warrants to the Placement Agent, with each Warrant exercisable to purchase one share of our Common Stock. These Warrants have an exercise price of $3.77 per share. The Warrants are exercisable for five years from July 1, 2005, at the election of the Placement Agent. The Warrants are exercisable for cash or pursuant to a cashless exercise provision. The shares of Common Stock underlying the warrants are being registered pursuant to this Registration Statement in accordance with the Registration Rights Agreement. The Warrants contain certain anti-dilution provisions which will adjust the number of shares underlying the Warrants and the exercise price in the event of stock splits, stock dividends, or other re-capitalizations of the Company.

Indemnification Matters

Our Certificate of Incorporation limits the personal liability of our officers and directors for monetary damages for breach of their fiduciary duty as directors, except for (i) liability that cannot be eliminated under the General Corporation Laws of the State of Delaware (the “DGCL”), (ii) any breach of such director’s duty of loyalty to the Company or its stockholders, (iii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, or (iv) for any transaction from which such director derived improper personal benefit. Our By-laws also provide for the Company to indemnify directors and officers to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors or officers.

The indemnification provisions described above provide coverage for claims arising under the Securities Act of 1933 and the Securities Exchange Act of 1934. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Company’s articles of incorporation, By-laws, the DGCL, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar is Corporate Stock Transfer, Inc., in Denver, CO.

DESCRIPTION OF THE SELLER NOTES

The Seller Notes

In addition to the cash portion of the Purchase Price, the Sellers received Seller Notes in the amount of $16.3 million. The Seller Notes bear simple interest at a rate equal to 9.5% per annum. Interest is calculated on the basis of a 360-day year of twelve 30-day months and charged for the actual number of days elapsed. We are required to repay the Seller Notes in accordance with the terms of the Ronco Asset Purchase Agreement, whereby the principal payments due with respect to the Seller Notes in any period are determined by applying a per-unit dollar amount to the volumes of our products that are shipped within such period. The specific products and per-unit payments for each product are summarized in the section of this Prospectus entitled “Description of the Asset Purchase Agreement” above. Any outstanding principal amount and accrued but unpaid interest on the Seller Notes become due and payable in full on or about June 30, 2010, or if a change of control in Ronco were to occur. We may prepay all or any portion of the then-outstanding balance of the Seller Notes at any time without incurring a premium or penalty.

Under the Seller Notes, an event of default shall be deemed to have occurred if any of the following occurs to us:

•	insolvency;

•	voluntary bankruptcy;

•	involuntary bankruptcy;

•	dissolution or winding up;

•	admission of inability to meet debts generally as they become due;

•	default or breach of any material covenant, condition or agreement pursuant to the terms of, or breach of any warranty given with respect to, the Seller Notes, the Asset Purchase Agreement or any of the agreements entered into in connection therewith (and such default or breach is not cured within 30 days after written notice of such default or breach by holder of the note);

•	sale or transfer of all or a substantial portion of the assets purchased by us under the Asset Purchase Agreement, or the board of directors of the Company votes in favor of such sale of transfer;

•	merger or consolidation with or into a third party if upon consummation of such transaction, the holders of the Company immediately prior to such transaction does not hold or control at least a majority of the voting power of the capital stock of the surviving corporation, or the board of directors of the Company votes in favor of such transaction;

•	change in control (more than 50% of the outstanding equity interests of the Company is acquired by any person or entity that is not a holder of such interests of the Company as of the date of issuance of the note);

•	acceleration of material payments; or

•	a final judgment entered against us for the payment of money in an amount that, after deducting any insurance coverage in respect thereof, exceeds $1,000,000, and such judgment has not been discharged within ninety (90) calendar days after the date such judgment is entered or, within such period, an appeal has not been prosecuted.

If any event of default has occurred and has not been cured within the applicable time period, then the interest rate on the Seller Notes shall increase immediately to 11% per annum, any unpaid principal and interest shall become immediately due and payable, Ronald M. Popeil shall have the right to reclaim any ownership interest in his name and likeness previously sold or licensed to the Company and Mr. Popeil will thereafter have a right of first refusal on the sale or other transfer of any and all of the Intellectual Property rights transferred to the Company under the terms of the Asset Purchase Agreement before they are sold or transferred to any third party. See also the “Arrangement with Ronald M. Popeil” section at Page 49 of this Prospectus for a description of the effects on us of a default on the Seller Notes under the terms of certain agreements between us and Ron Popeil.

Anti-takeover Effects of Certain Provisions of the Provisions of the Company’s Articles of Incorporation and By-laws

Certain provisions of the Articles and Bylaws of the Company may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in the Company’s Articles or Bylaws without the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock.

Classified Board of Directors. The Articles and Bylaws provide for the Board of Directors to be divided into three classes serving staggered terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Articles and Bylaws also provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote. These provisions, when coupled with the provision of the Articles and Bylaws authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Special Meeting of Shareholders, Prohibition of Action By Unanimous Consent. The Articles and Bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders of the Company be called only by a majority of the Board of Directors, the Company’s Chief Executive Officer or holders of not less than one- third of the Company’s outstanding voting stock.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The Bylaws also specify certain requirements as to the content and form of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

Amendment of Bylaws. Except for the provisions identified above requiring a two-thirds vote of the outstanding shares to alter, amend or repeal, the Bylaws may only be altered, amended or repealed by the Board or the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company.

Transfer Agent

The transfer agent for the Common Stock is Corporate Stock Transfer, Inc., in Denver, Colorado.

Warrant Agent

The Company acts as warrant agent

SELLING SHAREHOLDERS

The following table identifies the selling shareholders and the number of shares of Ronco Common Stock beneficially owned by each of them as of June 30, 2005. We have prepared this table based upon information furnished to us by or on behalf of the selling shareholders. None of the selling shareholders is currently a principal shareholder, director or executive officer of Ronco.

In connection with the merger, each of Content Holding LLC and Copper Beech Equity Partners LLC, former shareholders of RMC now respectively owning 177,778 shares of Ronco Common Stock, has delivered to Ronco and Sanders Morris Harris a lock-up letter agreement pursuant to which each agrees that, until June 27, 2006, which is one year following the effective date of the reverse triangular merger, it will not, directly or indirectly offer, offer to sell, sell, distribute, assign, loan, pledge, hypothecate, grant any rights, contract to sell or grant any option to purchase or otherwise dispose or transfer any shares of Ronco Common Stock, or any other securities convertible into or exchangeable or exercisable for, shares of Ronco Common Stock. This restriction does not apply to (a) privately negotiated transfers that do not involve a transfer into the public market as long as, prior to any such transfer, the transferee shall have executed and delivered a lock-up agreement in the same form as the one of the transferor to Ronco and Sanders Morris Harris.

Registered Owner	Shares
Aaron Sullivan and Janelle Sullivan TIC	10,000
Advantage Advisors Catalyst Iutt LH	15,000
Advantage Advisors Catalyst Ptrs LP	21,000
Alan J Rubin	26,525
Almak Family Trust/Mike & Lisa Maddux TTEES DTD 02/12/93	10,000
Alpha Capital	132,625
Andrew R. Midler Family Trust	66,313
Anne Lindsay Cohn Holstead	15,000
Anthony & Sandra Mansur Family Trust	132,626
Apogee Fund LP	198,939
Arthur A Johnson Jr.	6,632
Arthur Cole Nilson	6,632
Barbara Vines	13,263
Bascom Baynes	26,525
Ben T. Morris	15,000
Benjamin Abney	6,631
Bessie Montesano	6,631
BFS US Special Opportunities Trust	265,252
Bill & Johnnie Haak	6,631
Bill Birdwell & Willie C. Birdwell JTWROS	6,500
Bobby Smith Cohn	15,000
Bonner S. Ball	20,000
Brad D. Sanders	15,000
Bret D. Sanders	15,000
Brian Keller & Lesley Lipshultz Keller JT TEN	15,000
Brian Kuhn	25,000
Bruce A. Davidson and Laura A. Davidson JT TEN	15,000
Bruce Cummings & Myrna Cummings JT Ten	6,500
Bruce Mendleson	10,000
Bruce R. McMaken	3,000
Bruce Slovin	50,000
Charles & Iris Peterson	6,632
Charles E. Campbell	5,618

Registered Owner	Shares
Charles M. Darling, IV	12,500
Christine M. Sanders	25,000
Content Holding LLC	177,778
Copper Beech Equity Partners LLC	177,778
Courtney Cohn Hopson Separate Account	15,000
Craig & Katrina Juda	20,000
Crescent International LTD	133,000
CT Capital Assoc LP	100,000
Daniel Palmer	6,631
Daryl James Woodard 1995 Rev. Trust	13,263
Dave Fendrick and Brenda Fendrick JTWROS	10,000
David Gregarek	3,000
David L. Shadid	6,632
David Towery	15,000
Dick Harmon	15,000
Don Sanders and Tanya Drury TTEES FBO Tanya Jo Drury Trust	20,000
Don Weir and Julie Ellen Weir Ten In Com	6,000
Donald L. Poarch	15,000
Donald V. Weir TTEE Sanders 1998 Children’s Trust DTD 12/01/97	50,000
Donna Moss	6,000
Douglas Dilliard	26,525
Dror Zadok	50,000
Dwight W Fate	6,632
E. Dean Catlett & Jo Ann Catlett Ten In Com	10,000
Edward F. Heil	50,000
Edwin Freedman	25,000
Elizabeth Kirby Cohn	15,000
Evan J. Warshawsky	186,588
Evans Capital Growth Fund LP	26,500
Frank Milewski	66,667
Fred A. Stone, Jr.	15,000
George L. Ball	25,000
George Moorehead	25,000
Gerald Golub	26,525
Gerald H. Hunsicker and Irene H. Hunsicker JTWROS	15,000
Gerald W. Pope Revocable Trust	6,632
Gilbert Azafrani	160,063
Glenn A. Welsch & Constance Welsch TTEE FAO Welsch Family Living Trust Special Account UAD 9/14/95	10,000
GLG Partners American Opp Fund	1,000,000
Grant E. Sims and Patricia Sims JT TEN	15,000
Heartland Group Inc solely on behalf of the Heartland Value Fund	1,500,000
I-Global Trading	100,000
IRA FBO Anthony Jacobs Pershing LLC as Custodian Rollover Account	112,500
IRA FBO Brett Robinson Pershing LLC as Custodian	15,000
IRA FBO Charlie R. Epps Pershing LLC as Custodian Rollover Account	10,000
IRA FBO Cynthia L. McBride Pershing LLC as Custodian	5,000
IRA FBO Dave Fendrick / Pershing LLC as Custodian	10,000
IRA FBO Don A. Sanders Pershing LLC as Custodian	102,000
IRA FBO Mark E. Wise Pershing LLC as Custodian Rollover Account	15,000
IRA FBO Robert C Clifford, Pershing LLC as custodian	10,000

Registered Owner	Shares
IRA FBO Robert E. Witt Pershing LLC as Custodian Rollover Account	20,000
IRA FBO Russell Hardin Jr. Pershing LLC as Custodian Rollover Account	15,000
IRA FBO Tanya Drury Pershing LLC as Custodian	20,000
IRA FBO Thomas W. McBride Pershing LLC as Custodian Rollover Account	25,000
IRA FBO William D. Bain, Jr. Pershing LLC as Custodian Rollover Account	7,500
IRA FBO: Katherine U. Sanders/Pershing LLC as Custodian	63,000
Iridian Opportunity Master Fund LTD	39,787
J. Livingston Kosberg TTEE FBO Livingston Kosberg Trust UW of Dorothy R. Kosberg	13,000
Jack Richman TTEE of the 2000 Jack Family Trust U/D/T 02/10/00	20,000
Jackie S. Moore	15,000
J-All Partnership	40,000
James A. Murray	13,263
James A. Rosen	15,000
James W. Christmas	25,000
Jan Rask	13,263
Janus Investments Fund	1,591,512
Jay Williamson	6,632
Jeff Sanguinet	6,631
Joe M. Bailey	15,000
Joel Revill	13,263
John H. Gray and Sandra A. Gray JTWROS	15,000
John H. Malanga and Jodi F. Malanga, JT Ten	4,000
John I. Mundy Separate Property	7,500
John M. O’Quinn	50,000
John Rick Henry	13,263
John W. Johnson	15,000
Jonathan Day and Barbara Day T/I/C	10,000
Jurek Krasnodebski	6,631
Keenan Limited Partnership / Special	20,000
Kendall C. Montgomery	20,000
Kyle Andrews	6,631
Lance Clemons	7,265
Larry Don Henry	6,632
Larry Martin	25,000
Laura K. Sanders	25,000
LBI Group Inc	795,756
Leigh Ellis and Mimi G. Ellis JTWROS	15,000
Leonard Rauch Special	25,000
Lewis Wilkenfeld 1994 Trust, J. Livingston Kosbert TTEE	6,500
Lisa Dawn Weir	15,000
Lori Kosberg Trust, Mark J. Brookner TTEE	6,500
M. St. John Dinsmore	5,000
Marie K. Mildren	6,631
Mariko Gordon	6,631
Mark Leszcynski	6,631
Mark Newton Davis	13,263
Mary M. Heckmann / Sole Property	20,000
Michael Needleman	10,000

Registered Owner	Shares
Morton A. Cohn	50,000
Neil Grossman	5,618
Nancy G. Kinder	20,000
Nite Capital	66,313
Noreen McKee	6,631
Palisades Master Fund LP	500,000
Patrice Leigh Ferguson	10,000
Paul Tate and Lara M. Tate TIC	5,000
Paul Wallace	133,334
Philip J. Andrew	6,631
Quaker Strategic Growth Fund	760,000
Renaissance US Growth Investment Trust	265,252
Richard F. Allen, Sr.	506,709
Richard D. Kinder	50,000
Richard Nahas	40,000
Ridgecrest Partners QP LP	50,000
Ridgecrest PartnersLTD	14,000
Robert A. Lurie	42,000
Robert Alpert	25,000
Robert B. Lyons	6,632
Robert Larry Kinney	25,000
Robin Kosberg Elkin Trust, Mark J. Brookner TTEE	6,500
Roger P. Lindstedt	20,000
Rosen Family Trust	50,000
Roy T. Rimmer, Jr.	25,000
Rune Medhus	13,263
Sanders Opportunity Fund (Institutional), L.P.	843,410
Sanders Opportunity Fund (Institutional), L.P.	201,825
Sanders Opportunity Fund, L.P.	61,175
Sanders Opportunity Fund, L.P.	256,327
Sandor Capital Master Fund	135,000
Sanford Prater	15,000
Scott Juda	20,000
SEP FBO Frederick A. Huttner/Pershing LLC as Custodian	7,500
SEP FBO Higdon O. Compton Pershing LLC as Custodian	7,500
Sharetron Limited Partnership	15,000
Sharon Perry Wise Separate Property Account	20,000
Stanley & Antoinette McCabe	6,632
Stanley Katz	26,525
Stanley Shopkorn	265,252
Stellar Capital Fund LLC	100,000
Stephen Falk TTEE FBO Benjamin Falk & Sylvia Falk 1995 Trust U/A/D 3-22-95	15,000
Stephen J. Heyman	40,000
Stephen K. Gardner TTEE FBO Charles M. Darling V Irrecovable Trust UAD 12-30-85	15,000
Stephen K. Gardner TTEE FBO Christopher B. Darling Irrecovable Trust UAD 12-30-85	15,000
Stephen S. Oswald	15,000
Steve Mayer	6,631
Steve Scott	40,000

Registered Owner	Shares
Steven R. Elliot	6,632
Steven R. Elliott	13,263
Susan Sanders Todd Separate Property	15,000
Talbot M. Smith	15,000
TerraNova Explorer’s Fund I LLC	66,667
Thomas Brady & Daniel Brady TTEES E P Brady Ltd Partner Sharing Plan & Trust	25,000
Thomas W. Custer	11,000
Tom and Nancy Juda Living Trust	265,252
Tom Juda Jr	20,000
Topwater Exclusive Fund II LLC	433,000
Vivian B. Darling	12,500
VLC Properties, LP	13,263
W. Randolph and Sara Lynn Piper	6,631
W. Roger Clemens, Special Retirement Account	25,000
Wayne B. Duddlesten	15,000
Wendy Kosberg Starr Trust, Mark J. Brookner TTEE	6,500
Wesley Ramjeet	13,600
William Lester	6,632
William Solemene	80,000
Wolf Canyon, Ltd.—Special	20,000
Zadok Jewelry Inc. 401K Profit Sharing Plan	10,000

PLAN OF DISTRIBUTION

The shares of Ronco Comon Stock will be issued directly by the Company upon conversion of Preferred Stock and the exercise of warrants. As a result, the Company will not be relying on the assistance of an underwriter or broker-dealer. The selling shareholders may then sell the shares received in various ways and at various prices. Some of the methods by which the note holders may sell their shares include:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for the selling shareholder’s account under an applicable exemption from registration;

•	sales under Rule 144;

•	a combination of any of these methods of sale; and

•	any other legally permitted method.

The applicable sales price may be affected by the type of transaction.

Brokers or dealers may receive commissions or discounts from the selling shareholders (or, if the broker-dealer acts as agent for the purchaser of the shares, from that purchaser) in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders, if and when they sell their shares.

Selling shareholders that sell their shares and any broker-dealers or agents that participate with them in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

We have agreed to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling shareholders and other persons participating in any distribution of the shares are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

LEGAL MATTERS

Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

EXPERTS

The financial statements of Ronco Marketing Corporation, as of March 31, 2005 and for the period from November 8, 2004 (date of inception) to March 31, 2005, that is included in this prospectus and in the registration statement have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Mahoney Cohen & Company, CPA, P.C. are included in reliance upon their report given upon the authority of Mahoney Cohen & Company, CPA, P.C. as experts in auditing and accounting.

Furthermore, the combined financial statements of Ronco Inventions, LLC and Affiliated Companies, as of September 30, 2004 and for the nine months then ended that is included in this prospectus and in the registration statement have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Mahoney Cohen & Company, CPA, P.C. are included in reliance upon their report given upon the authority of Mahoney Cohen & Company, CPA, P.C. as experts in auditing and accounting.

The financial statements of Fi-Tek VII, Inc., now known as Ronco Corporation, for the year ended June 30, 2004, that is included in this Prospectus and Registration Statement have been audited by Stark Winter Schenkein & Co., LLP, independent registered public accounting firm, to the extent and for the period set forth elsewhere in this Prospectus and Registration Statement. The financial statements and report of Stark Winter Schenkein & Co., LLP are included in reliance upon their report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC in connection with this offering. This Prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This Prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are included in this Prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

RONCO MARKETING CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Ronco Marketing Corporation:

We have audited the accompanying balance sheet of Ronco Marketing Corporation, as of March 31, 2005, and the related statements of operations, stockholders’ equity and cash flows for the period from November 8, 2004 (date of inception) to March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ronco Marketing Corporation as of March 31, 2005 and the results of its operations and its cash flows for the period from November 8, 2004 (date of inception) to March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/S/    MAHONEY COHEN & COMPANY, CPA, P.C

New York, New York

July 26, 2005

RONCO MARKETING CORPORATION

BALANCE SHEET

March 31, 2005

ASSETS
CURRENT ASSETS:
Cash	$3,197
Prepaid transaction costs	400,000

Total assets	$403,197

LIABILITIES AND STOCKHOLDERS’EQUITY

CURRENT LIABILITIES:
Notes payable	$391,810
Accrued interest	6,476

Total current liabilities	398,286

STOCKHOLDERS’ EQUITY:
Common stock $0.001 par value; 1,500,000 shares authorized; 486,239 shares issued and outstanding	486
Additional paid-in capital	10,949
Accumulated deficit	(6,524)

Total stockholders’ equity	4,911

Total liabilities and stockholders’ equity	$403,197

The accompanying notes are an integral part of these financial statements

RONCO MARKETING CORPORATION

STATEMENT OF OPERATIONS

FOR THE PERIOD NOVEMBER 8, 2004 (DATE OF INCEPTION) TO MARCH 31, 2005

General and administrative expense	$48
Interest expense	(6,476)

Net loss	$(6,524)

Basic and diluted loss per share	$(.01)

Basic and diluted weighted average shares outstanding	470,371

The accompanying notes are an integral part of these financial statements

RONCO MARKETING CORPORATION

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD NOVEMBER 8, 2004 (DATE OF INCEPTION) TO MARCH 31, 2005

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Common stock issued November 8, 2004 at $.01 per share	324,159	$324	$2,921	$—	$3,245
Common stock issued November 23, 2004 at $.05 per share	162,080	162	8,028		8,190
Net loss	—	—	—	(6,524)	(6,524)

Balance, March 31, 2005	486,239	$486	$10,949	$(6,524)	$4,911

The accompanying notes are an integral part of these financial statements

RONCO MARKETING CORPORATION

STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 8, 2004 (DATE OF INCEPTION) TO MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,524)
Adjustment to reconcile net loss to net cash used in operating activities:
Changes in operating liability:
Accrued interest	6,476

Net cash used in operating activities	(48)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepaid transaction costs	(400,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	391,810
Proceeds from the sale of common stock	11,435

Net cash provided by financing activities	403,245

NET INCREASE IN CASH	3,197
Cash at the beginning of the period	—

Cash at the end of the period	$3,197

The accompanying notes are an integral part of these financial statements

RONCO MARKETING CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD NOVEMBER 8, 2004 (DATE OF INCEPTION) TO MARCH 31, 2005

NOTE 1—BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

Ronco Marketing Corporation (the “Company”) was incorporated on November 8, 2004 as a Delaware corporation, whose objective was to acquire the assets of Ronco Inventions, LLC and Affiliated Companies. Ronco Inventions, LLC and Affiliated Companies is a leading provider of proprietary branded consumer products for the kitchen and home, sold primarily through direct response television marketing (also known as infomercials). Ronald M. Popeil started selling products under the RoncoTM brand over 40 years ago.

On June 27, 2005, the Company merged with a subsidiary of Fi-Tek, VII, Inc. (“FTK”), a publicly traded company. In conjunction with the merger, FTK changed its name to Ronco Corporation. The Company was the surviving corporation and became a wholly owned subsidiary of Ronco Corporation after the effective date of the merger. Pursuant to the merger each share of the Company is common stock issued and outstanding immediately prior to the merger ceased to be outstanding and was converted into and exchanged for 1.6452794 shares of Ronco Corporation common stock.

As a result of the merger, the former Ronco Marketing Corporation stockholders will hold a majority of the voting interest in Ronco Corporation. This transaction will be accounted for as a reverse merger, with Ronco Marketing Corporation being the acquirer for accounting purposes. The pre-acquisition financial statements of the accounting acquirer Ronco Marketing Corporation will become the historical financial statements of the combined companies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share

Net loss per share is computed based on the weighted average number of shares of common stock outstanding.

Basic earnings (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the Company does not have any dilutive securities the basic and diluted loss per share were the same for the period November 8, 2004 (date of inception) to March 31, 2005.

RONCO MARKETING CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD NOVEMBER 8, 2004 (DATE OF INCEPTION) TO MARCH 31, 2005

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107 approximates their carrying amounts presented in the balance sheet at March 31, 2005.

Income Taxes

Deferred income taxes and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

New Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 2—ACQUISITION OF RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

On December 10, 2004, the Company entered into an asset purchase agreement with Ronco Inventions, LLC and Affiliated Companies and Ronald M. Popeil, whereby the Company agreed to purchase substantially all the assets of Ronco Inventions, LLC and Affiliated Companies.

On June 30, 2005 the Company completed the purchased of the assets of Ronco Inventions, LLC and Affiliated Companies in exchange for $40,209,000 of cash and $16,300,000 of promissory notes, which is subject to a purchase price adjustment.

The following represents the acquisition of Ronco Inventions, LLC and Affiliated Companies and the preliminary allocation of the purchase price: The final allocation of the purchase price will be determined based on a comprehensive final evaluation of the fair value of Ronco Inventions, LLC and Affiliated Companies tangible and intangible assets acquired and liabilities assumed.

Calculation of Purchase Price:

Cash	$40,209,000
Promissory Notes	16,300,000
Transaction costs	3,455,000

Total purchase price	$59,964,000

Allocation of Purchase Price:

Assets acquired:
Cash and cash equivalents	$1,273,339
Accounts receivable	4,139,122
Inventory	8,516,923
Other current assets	2,175,329
Property and equipment	800,000
Other long-term assets	2,079,120
Intangibles consisting of patents, trademarks and customer list	38,500,000
Liabilities assumed:
Accounts payable	(3,303,085)
Other accrued liabilities	(356,618)
Deferred revenues	(381,796)

Net assets acquired	53,442,334
Goodwill	6,521,666

Total purchase price	$59,964,000

For income tax purposes the goodwill will be deductible over a 15-year period.

NOTE 3—NOTES PAYABLE

On November 23, 2004 the Company borrowed $391,810 with interest at 4.7% from three investors to pay for transaction costs related to the acquisition of the assets of Ronco Inventions, LLC and Affiliated Companies. The notes were due on the closing of the acquisition. As of March 31, 2005 the accrued interest on these notes was $6,476. On June 30,2005 upon closing of the acquisition, the principal amount of the notes were repaid in full.

FI-TEK VII, INC.

Fi-Tek VII, Inc.

(A Development Stage Company)

BALANCE SHEET

March 31, 2005

(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—
STOCKHOLDERS’ EQUITY
Preferred stock, $0.00001 par value; 20,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.00001 par value; 500,000,000 shares authorized; 40,507,500 shares issued and outstanding	405
Additional paid-in capital	94,062
(Deficit) accumulated during the development stage	(63,694)

30,773

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$30,773

The accompanying notes are an integral part of the financial statements.

Fi-Tek VII, Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended March 31, 2005	For the three months ended March 31, 2004	For the nine months ended March 31, 2005	For the nine months ended March 31, 2004	For the Period July 12, 1990 (Inception) to March 31, 2005
OTHER INCOME
Investment income	$1	$3	$6	$9	$13,186

EXPENSES
Amortization	—	—	—	—	500
Legal and accounting	2,030	650	8,629	2,790	53,549
Officer compensation	—	—	—	—	3,000
Travel	—	—	1,132	—	1,132
Office expense	—	—	—	—	5,889
Taxes and licenses	—	—	—	—	2,433
Service fees	—	—	22	—	274
Transfer agent	225	228	658	928	10,103

Total expenses	2,255	878	10,441	3,718	76,880

NET (LOSS)	$(2,254)	$(875)	$(10,435)	$(3,709)	$(63,694)

BASIC AND DILUTED NET (LOSS) PER SHARE	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	36,551,944	32,957,500	36,522,099	32,957,500	29,097,681

The accompanying notes are an integral part of the financial statements.

Fi-Tek VII, Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the nine months ended March 31, 2005	For the nine months ended March 31, 2004	Period July 12, 1990 (Inception) to March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(10,435)	$(3,709)	$(63,694)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Amortization	—	—	500
Increase (decrease) in accounts payable	(1,279)	—	—

Net cash (used in) operating activities	(11,714)	(3,709)	(63,194)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in organization costs	—	—	(500)

Net cash (used in) investing activities	—	—	(500)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock for cash	20,000	—	234,480
Proceed from shareholder loans	—	—	4,000
Repayment of shareholder loans	—	—	(4,000)
Deferred offering costs paid	—	—	(46,335)
Statutory escrow contribution	—	—	(93,678)

Net cash provided by financing activities	20,000	—	94,467

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,286	(3,709)	30,773
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,487	10,484	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,773	$6,775	$30,773

The accompanying notes are an integral part of the financial statements.

Fi-Tek VII, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

March 31, 2005

(Unaudited)

1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Item 310(b) of Regulation S-B. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the audited financial statements of the Company as of June 30, 2004 and for years ended June 30, 2003 and 2004 and the period from (inception) July 12, 1990 to June 30, 2004, including notes thereto, included in the Company’s Form 10-KSB.

2. Earnings Per Share

The company calculated net income (loss) per share as required by Statement of Financial Accounting Standards (SFAS) 128, “Earnings per Share.” Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods presented, common stock equivalents were not considered as their effect would be anti-dilutive.

3. Letters of Intent

On December 16, 2004, the Company entered into a letter of intent (“LOI”) to complete a share exchange transaction with Deyi Fashions Cloths Co., Ltd., a British Virgin Islands limited liability corporation (“Deyi”) whereby the Company would acquire all of the outstanding common stock of Deyi for approximately 95% of the post-transaction common stock of the Company. The letter of intent contemplated the execution of a definitive agreement by January 31, 2005. The LOI expired pursuant to its terms on January 31, 2005, and had been extended to April 30, 2005, but expired on that date with no further obligation by either party.

On April 15, 2005 the Company entered into a letter of intent to complete a merger transaction with Ronco Marketing Corporation, a Delaware Corporation (RMC) whereby RMC would become a wholly owned subsidiary of the Company through a merger of RMC into a newly formed subsidiary of FI-TEK, Ronco Acquisition Company (Acquisition). The Company will change its name from FI-TEK VII, Inc. to Ronco Corporation if such name is available in the state of Delaware. Each share of capital stock issued and outstanding by the Company immediately prior to the effective time shall remain issued and outstanding. Each share of RMCs and Acquisitions common stock issued and outstanding immediately prior to the effective time shall cease to be outstanding and shall be converted into one share of common stock of the surviving corporation. The letter of intent contemplates the execution of a definitive agreement, which has not yet been signed.

4. Stockholders’ Equity

On March 29, 2005, a total of 4,000,000 shares of the Companys common stock were sold to two directors for $0.005 per share for total cash proceeds of $20,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Fi-Tek VII, Inc.

We have audited the accompanying balance sheet of Fi-Tek VII, Inc. (a development stage company) as of June 30, 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fi-Tek VII, Inc. (a development stage company) as of June 30, 2004, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    STARK WINTER SCHENKEIN & CO, LLP

Denver, Colorado

September 28, 2004

Fi-Tek VII, Inc.

(A Development Stage Company)

BALANCE SHEET

June 30, 2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,487

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,279

STOCKHOLDERS’ EQUITY
Preferred stock, $0.00001 par value; 20,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.00001 par value; 500,000,000 shares authorized; 36,507,500 shares issued and outstanding	365
Additional paid-in capital	74,102
(Deficit) accumulated during the development stage	(53,259)

21,208

$22,487

The accompanying notes are an integral part of the financial statements.

Fi-Tek VII, Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	For the year ended June 30,		Period July 12, 1990 (Inception) to June 30, 2004
	2004	2003
REVENUES
Investment income	$11	$20	$13,180

EXPENSES
Amortization	—	—	500
Legal and accounting	4,464	3,991	44,920
Officer compensation	—	—	3,000
Office expense	—	—	5,889
Taxes and licenses	—	—	2,433
Service fees	216	11	252
Transfer agent	2,282	884	9,445

Total expenses	$6,962	$4,886	$66,439

NET (LOSS)	$(6,951)	$(4,866)	$(53,259)

NET (LOSS) PER SHARE	$—	$—	$—

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	36,507,500	32,957,500	28,698,957

The accompanying notes are an integral part of the financial statements

Fi-Tek VII, Inc.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY

For the period from inception (July 12, 1990) to June 30, 2004

	Common stock		Additional paid-in capital	(Deficit) accumulated during the development stage	Total stock- holders’ equity
	Number of shares	Amount
Common stock issued for cash, July and August, 1990 at between $0.0003 and $0.003 per share	21,000,000	$210	$17,790	$—	$18,000
Net (loss) for the period July 12, 1990 (inception) through June 30, 1991	—	—	—	(1,852)	(1,852)
Net (loss) for the year ended June 30, 1992	—	—	—	(431)	(431)
Common stock issued upon closing of public offering October 29, 1992 at $0.02 per share	8,017,500	80	160,310	—	160,390
Deferred offering cost	—	—	(46,335)	—	(46,335)
Net (loss) for the year ended June 30, 1993	—	—	—	(7,100)	(7,100)
Net (loss) for the year ended June 30, 1994	—	—	—	(3,682)	(3,682)
Net (loss) for the year ended June 30, 1995	—	—	—	(2,187)	(2,187)
Refund of escrowed monies	—	—	(93,678)	—	(93,678)
Net (loss) for the year ended June 30, 1996	—	—	—	(1,808)	(1,808)
Net (loss) for the year Ended June 30, 1997	—	—	—	(3,621)	(3,621)
Net (loss) for the year Ended June 30, 1998	—	—	—	(3,873)	(3,873)
Common stock issued for cash, April 1999 at $0.001 per share	340,000	4	336	—	340
Common stock issued for cash, June 1999 at $0.005 per share	2,000,000	20	9,980	—	10,000
Net (loss) for the year Ended June 30, 1999	—	—	—	(4,512)	(4,512)
Net (loss) for the year Ended June 30, 2000	—	—	—	(4,494)	(4,494)
Net (loss) for the year Ended June 30, 2001	—	—	—	(3,843)	(3,843)
Net (loss) for the year Ended June 30, 2002	—	—	—	(4,039)	(4,039)
Common stock issued for cash, April 2003 at $0.005 per share	1,600,000	16	7,984	—	8,000
Net (loss) for the year Ended June 30, 2003	—	—	—	(4,866)	(4,866)
Common stock issued for cash, June 2004 at $0.005 per share	3,550,000	35	17,715	—	17,750
Net (loss) for the year Ended June 30, 2004	—	—	—	(6,951)	(6,951)

Balance, June 30, 2004	36,507,500	$365	$74,102	$(53,259)	$21,208

The accompanying notes are an integral part of the financial statements

Fi-Tek VII, Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	For the year ended June 30,		Period July 12, 1990 (Inception) to June 30, 2004
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(6,951)	$(4,866)	$(53,259)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Amortization	—	—	500
Increase (decrease) in accounts payable	1,204	(75)	274

Net cash flows (used in) operating activities	(5,747)	(4,941)	(51,480)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in organization cos	—	—	(500)

Net cash flows from investing activities	—	—	(500)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	17,750	8,000	214,480
Deferred offering costs paid	—	—	(46,335)
Statutory escrow contribution	—	—	(93,678)
Loans from shareholders	—	—	4,000
Repayment of loans from shareholders	—	—	(4,000)

Net cash flows provided by financing activities	17,750	8,000	74,467

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,003	3,059	22,487
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,484	7,425	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,487	$10,484	$22,487

The accompanying notes are an integral part of the financial statements

Fi-Tek VII, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

1. Summary of Significant Accounting Policies

Development Stage Company

Fi-Tek VII, Inc. (the “Company”) was incorporated under the laws of the State of Delaware on July 12, 1990. The Company has selected a June 30 fiscal year end.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts, raising capital, and investigating business opportunities. It has no full-time employees and owns no real property. The Company intends to seek out and take advantage of business opportunities that may have potential for profit and, to that end, intends to acquire properties or businesses, or a controlling interest therein. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

The Company currently does not own any properties or an interest in any business. Moreover, it has not identified any properties or business opportunities that it shall seek to acquire, has no understanding or arrangement to acquire any properties or business interests, and has not identified any specific geographical area, industry, or type of business in which it intends to operate.

Revenue Recognition

Revenue will be recognized when earned.

Deferred Offering Costs

Costs associated with the public offering have been charged to the proceeds of the offering.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Net Loss Per Common Share

The Company follows SFAS 128, “Earnings Per Share”. Basic earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per common share calculations are determined by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Fi-Tek VII, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2004

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2004. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values are assumed to approximate carrying values for these financial instruments because they are short term in nature, payable on demand, and their carrying amounts approximate fair value.

Consideration of Other Comprehensive Income Items

SFAS 130—Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended June 30, 2004, the Company’s financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity by now requiring those instruments to be classified as liabilities (or assets in some circumstances) on the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 in the first quarter of fiscal 2004 did not have any material impact on the Company’s financial position, results of operations or cash flows.

2. Stockholders’ Equity

In July and August 1990 the Company issued 21,000,000 shares of stock for cash of $18,000.

On October 29, 1992, the Company completed its initial public offering after selling 8,017,500 units. Each unit consists of one share of Common Stock, one Class A warrant, and one Class B warrant. Each Class A warrant and each Class B warrant will be exercisable for one share of Common Stock at a price of $0.12 per share and $0.20 per share, respectively, any time through December 31, 2004 and may be transferred separately from the Common Stock. The Company may redeem the warrants at a price of $0.0001 per warrant upon 30 days’ written notice, reduce the exercise price, or indefinitely extend the exercise period of the warrants. At June 30, 2004, no warrants have been exercised.

The Company received net proceeds from the offering of $114,055 after deducting offering costs of $46,335.

On April 2, 1999, the Company issued 340,000 shares of Common Stock for $340 cash, purchased by non-related parties.

On April 8, 1999, the Company issued 2,000,000 shares of Common Stock for $10,000 cash.

On April 8, 2003, the Company issued 1,600,000 shares of Common Stock for $8,000 cash.

On June 7, 2004 the Company issued 3,550,000 shares of Common Stock for $17,750 cash.

Fi-Tek VII, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2004

3. Related Party Transactions

The Secretary-Treasurer is providing office space, which has nominal value, at no charge to the Company. The officers of the Company are reimbursed for all out-of-pocket expenses. Since inception, the Company has paid $3,000 to the President as salary for his services.

Since inception, the Company has paid approximately $9,900 to a related party for services.

4. Income Taxes

The Company has Federal net operating loss carryforwards of approximately $53,000 expiring between 2010 and 2024. The tax benefit of these net-operating losses, which totals approximately $10,000, has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under IRC Section 381. For the years ended June 30, 2004 and 2003, the valuation allowance increased by $1,400 and $1,000, respectively.

RONCO INVENTIONS, LLC, AND AFFILIATED COMPANIES

INDEPENDENT AUDITORS’ REPORT

To the Members and Stockholder

Ronco Inventions, LLC and Affiliated Companies

We have audited the accompanying combined balance sheet of Ronco Inventions, LLC and Affiliated Companies as of September 30, 2004, and the related combined statements of operations, stockholder’s and members’ deficiency and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Ronco Inventions, LLC and Affiliated Companies as of September 30, 2004, and the results of their operations and their cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    MAHONEY COHEN & COMPANY, CPA, P.C.

New York, New York

June 10, 2005

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED BALANCE SHEET

SEPTEMBER 30, 2004

ASSETS
Current Assets:
Cash and cash equivalents	$2,421,984
Accounts receivable, net of allowance for doubtful accounts of $1,242,000	3,481,628
Inventories	11,465,549
Prepaid expenses and other current assets	3,005,629

Total current assets	20,374,790

Investments in held-to-maturity securities	2,061,107

Property and equipment, net	1,454,959

Other Assets:
Production costs, net of accumulated amortization $588,986	313,039
Due from affiliate	190,034
Deposits	211,505

$24,605,434

LIABILITIES AND STOCKHOLDER’S AND MEMBERS’ DEFICIENCY

Current Liabilities:
Accounts payable	$7,883,089
Accrued expenses	825,388
Due to affiliates	120,462
Product development and license fees payable	7,070,465
Deferred income	4,502,924

Total current liabilities	20,402,328

Long-Term Liabilities:
Loan payable to stockholder and affiliate	39,150,000
Deferred income	1,241,662

Commitments and Contingencies

Stockholder’s and Members’ Deficiency:
Common stock	1,001
Paid-in capital	1,194,375
Accumulated deficit	(23,616,644)
Members’ deficit	(13,767,288)

Total stockholder’s and members’ deficiency	(36,188,556)

$24,605,434

See accompanying notes.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004

Net sales	$63,245,257

Cost of sales	16,842,282

Gross profit	46,402,975

Selling, general and administrative expenses	53,209,486
Impairment loss on equipment	771,048

53,980,534

Loss from operations	(7,577,559)

Interest expense, net of interest income of $133,830	120,482

Net loss	$(7,698,041)

See accompanying notes.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED STATEMENT OF STOCKHOLDER’S AND MEMBERS’ DEFICIENCY

NINE MONTHS ENDED SEPTEMBER 30, 2004

	Popeil Inventions, Inc. Common Stock		R.P. Productions, Inc. Common Stock		Paid-in Capital	Accumulated Deficit	Ronco Inventions, LLC Members’ Deficit	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2004,	1,000	$1,000	100	$1	$1,194,375	$(18,587,183)	$(11,098,708)	$(28,490,515)
Net loss	—	—	—	—	—	(5,029,461)	(2,668,580)	(7,698,041)

Balance, September 30, 2004	1,000	$1,000	100	$1	$1,194,375	$(23,616,644)	$(13,767,288)	$(36,188,556)

See accompanying notes.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,698,041)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	946,652
Impairment loss on equipment	771,048
Bad debt expense	1,588,371
Changes in operating assets and liabilities:
Accounts receivable	4,498,179
Inventories	(5,652,929)
Prepaid expenses and other current assets	2,222,083
Other assets	(454,214)
Accounts payable	206,150
Accrued expenses	177,827
Product development and license fees payable	(40,380,573)
Deferred income	2,548,315

Net cash used in operating activities	(41,227,132)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchased	(243,084)
Proceeds from investment in securities	500,003

Net cash provided by investing activities	256,919

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans from stockholder and affiliate	39,150,000
Net advances to affiliates	(81,436)

Net cash provided by financing activities	39,068,564

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,901,649)

CASH AND CASH EQUIVALENTS, January 1, 2004	4,323,633

CASH AND CASH EQUIVALENTS, September 30, 2004	$2,421,984

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$—

Income taxes	$1,600

See accompanying notes.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements include the accounts of R.P. Productions, Inc. (“RPP”), a Nevada S corporation, Popeil Inventions, Inc. (“PII”), a Nevada S corporation, and Ronco Inventions, LLC (“RI” or “LLC”), a California limited liability company (collectively, the “Company”), which are affiliated through common ownership and management. All significant intercompany balances and transactions have been eliminated in combination.

Business

PII and RI contract with foreign suppliers to manufacture their home and kitchen products. PII and RI market their products primarily in the United States through the broadcast of direct response commercial announcements known as infomercials, internet advertising, in-house customer service department, telemarketing and through wholesale distributors to retailers. The infomercials are produced by RPP.

Fiscal Year End

In 2004, the Company changed its fiscal year end from December 31 to September 30. Accordingly, the results of operations for 2004 include the period January 1, 2004 to September 30, 2004.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term, highly liquid investments purchased with original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

Revenue Recognition

PII and RI recognize revenue from the sale of products when the products are shipped to the customers, provided that the price is fixed, title has been transferred and collectibility of the resulting receivable is reasonably assured. Net sales include revenue generated from products shipped, shipping and handling fees and revenue earned on extended service contracts, less returns and sales allowances. Revenue from free trial sales is recognized after the trial period is over and the customer has not returned the product. Returns and sales allowances are for damaged goods and anticipated customer returns.

Revenue from the sale of extended service contracts is recognized on a straight-line basis over the life of the extended service contract. Extended service contract lives begin after the six-month free warranty period and range from three to four years. Amounts received from the sale of extended service contracts prior to revenue recognition are included in deferred income on the combined balance sheet.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses which approximated $7,491,000 for the nine months ended September 30, 2004.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Investments

The Company has classified its investments as held to maturity, which consist of securities that management has the ability and intent to hold to maturity and are carried at amortized cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. The Company provides for depreciation and amortization utilizing accelerated methods based on the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or lease term.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. During the nine months ended September 30, 2004, the Company recorded an impairment charge of approximately $771,000 for tooling that is no longer being used.

Production Costs

The Company amortizes the production costs of infomercials on a straight-line basis based on an estimated useful life of three years.

Income Taxes

PII and RPP have elected to be treated as S corporations for federal and state income tax purposes. Pursuant to these elections, the income or loss of the companies is included in the income tax returns of their stockholders. In addition, RI is a limited liability company, which is a non-taxable entity for federal and state income tax purposes. Accordingly, the members have responsibility for payment of tax on their individual shares of income or losses.

Advertising Costs

Advertising costs are expensed when broadcast. Amounts paid for advertising prior to the broadcast are deferred as prepaid advertising costs until such time that the advertising has been broadcast. Advertising expense amounted to approximately $31,096,000 for the nine months ended September 30, 2004.

Fair Value of Financial Instruments

The carrying amounts of significant financial instruments, which includes accounts receivable, accounts payable and accrued expenses, approximated fair value as of September 30, 2004 due to their short-term maturities. Fair value of related party loans cannot be determined due to lack of similar instruments available to the Company.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 2—Concentrations of Risk

Cash and Cash Equivalents

The Company maintains most of its cash balances at a bank located in California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable

The Company utilizes the allowance method for accounting for losses from uncollectible accounts. Under this method, an allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. Management has determined the allowance based on known troubled accounts, historical experience and other currently available evidence. The Company performs ongoing credit evaluations of its customers. The Company accrues its estimated product returns and records this as a reduction of accounts receivable.

Note 3—Investments

Investments classified as held to maturity are as follows at September 30, 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions, including municipal bonds	$2,061,107	$140,443	$—	$2,201,550

Scheduled maturities of securities classified as held to maturity at September 30, 2004 were as follows:

	Amortized Cost	Fair Value
Due in:
2007	$30,001	$32,283
2008	1,000,000	1,060,070
2015	605,000	635,749
2018	400,000	443,528
2019	26,106	29,920

	$2,061,107	$2,201,550

All investments are pledged to a bank as collateral (see Note 8).

Note 4—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at September 30, 2004:

Prepaid advertising	$1,691,127
Deposits	683,219
Prepaid insurance	377,956
Other	253,327

$3,005,629

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 5—Property and Equipment

Property and equipment consisted of the following at September 30, 2004:

Transportation equipment	$1,162,442
Office furniture and equipment	2,298,689
Tooling	274,529
Leasehold improvements	570,574

4,306,234

Less: Accumulated depreciation and amortization	2,851,275

$1,454,959

Note 6—Deferred Income

As of September 30, 2004, deferred income consists of unamortized extended service contracts amounting to $2,482,799 and cash received on unshipped orders of $3,261,787.

Note 7—Stockholder’s and Members’ Deficiency

As of September 30, 2004, common stock and paid-in capital consisted of the following:

	Par Value	Common Stock	Paid-in Capital
R.P. Productions, Inc. Authorized, 10,000,000 shares; Issued and outstanding, 100 shares	$.0025	$1	$—

Popeil Inventions, Inc. Authorized, 1,000 shares; Issued and outstanding, 1,000 shares	$1	1,000	1,194,375

		$1,001	$1,194,375

Members’ Deficit

Net profits of the LLC are allocated to the members first in amounts equal to cumulative net losses previously allocated and in proportion to their membership interest, which are 99% for one member and 1% for the other. Net losses of the LLC are allocated to members first in amounts equal to each member’s pro rata share of net profits previously allocated, second, in proportion to each member’s positive capital accounts until such capital accounts are reduced to zero, and third, in proportion to their membership interest until the capital accounts are reduced to zero and then to the member with the largest percentage interest.

Note 8—Loan Agreement

The Company entered into an $8,000,000 loan agreement with a bank for the opening of letters of credit plus any liability created by the payments of drafts drawn by the letter of credit. The agreement matures on March 31, 2006, as amended. The liability created by the payments of drafts drawn by the letters of credit bears interest at the rate of 4% per annum.

The Company has pledged as collateral to the bank its investments, certificates of deposit and money market accounts. The minimum collateral base amount is $1,000,000, as amended. The agreement requires that the

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

amount of collateral be equal to, or exceed, the amount of outstanding letters of credit plus any liability created by the payment of drafts drawn by the letters of credit. There was no liability created by the payment of drafts drawn by the letters of credit at September 30, 2004.

At September 30, 2004, the Company has open letters of credit of approximately $3,511,000.

Note 9—Product Development and License Agreements

The Company entered into a product development agreement with a third party who co-invented the Showtime Rotisserie products, as well as a number of other products for the Company. Under the terms of the agreement, the Company incurs an expense in an amount equal to 25% of net profits, as defined, or is reimbursed by the third party for 25% of net losses, as defined. For the nine months ended September 30, 2004, the Company recorded income from the reimbursement of losses of approximately $1,407,000, which is shown as a reduction of selling, general and administrative expenses in the accompanying combined statement of operations.

The Company also entered into licensing agreements with an unrelated company that holds the patents on certain of its products. Under the terms of the licensing agreements, as amended, the Company incurs license fees ranging from $6 to $17 per unit sold through 2007. Licensing expense under these agreements for the nine months ended September 30, 2004 amounted to approximately $3,251,000. In December 2004, the license agreements were terminated effective August 31, 2004.

At September 30, 2004, the Company had product development and license fees payable to these two unrelated third parties in the amount of approximately $7,310,000.

Note 10—Related Party Transactions

Loans Payable

In September 2004, RMP Family Trust, the stockholder of RPP and PII, and Ronald M. Popeil, the primary beneficiary of the trust, loaned the Company $8,500,000 and $30,650,000, respectively. These loans are evidenced by promissory notes, which bear interest at 10% per annum and are due on September 7, 2007. The proceeds from these loans were used to pay off the balance owed by the Company for license fees outstanding as of December 31, 2003. Interest expense related to these loans was approximately $247,000 for the nine months ended September 30, 2004. This amount is included in accrued expenses at September 30, 2004.

Due from Affiliate

At September 30, 2004, a non-interest bearing advance in the amount of approximately $190,000 was due from Ronald M. Popeil.

Due to Affiliates

At September 30, 2004, the amount due to affiliated companies for advances was approximately $120,000. Such advances are non-interest bearing and are due on demand. During the nine months ended September 30, 2004, the Company paid approximately $108,000 of consulting fees to one of the affiliates.

Note 11—Commitments and Contingencies

Leases

The Company leases its facilities under long-term operating agreements expiring May 31, 2008, with early termination clauses at twelve and twenty-four months. Rental increases are adjusted each year based on increases in the consumer price index. The Company leases other premises and equipment on a month-to-month basis.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Future minimum annual lease payments at September 30, 2004 with terms greater than one year are as follows:

Year Ending September 30,
2005	$365,000
2006	365,000
2007	294,000
2008	100,000

$1,124,000

Rent expense under operating leases was approximately $303,000 for the nine months ended September 30, 2004.

Litigation

The Company is, from time to time, the subject of litigation, claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company’s combined financial statements.

Note 12—Employee Benefit Plan

The Company sponsors a 401(k) defined contribution benefit plan covering substantially all of its employees. Under the plan, employees can make annual voluntary contributions not to exceed the lesser of an amount equal to 15% of their compensation or limits established by the Internal Revenue Code. At this time, the Company does not provide for matching contributions.

Note 13—Subsequent Events

On December 10, 2004, the Company entered into an asset purchase agreement with Ronco Marketing Corporation (“RMC”) and Ronald M. Popeil, whereby RMC agreed to purchase substantially all the assets of the Company for a total purchase price of $55,000,000, of which $40,000,000 will be cash and the remaining $15,000,000 will be a seller’s note.

INDEPENDENT AUDITORS’ REPORT

To the Members and Stockholder

Ronco Inventions, LLC and Affiliated Companies:

We have audited the accompanying combined balance sheet of Ronco Inventions, LLC and Affiliated Companies (collectively, the “Company”), which are under common ownership and common management, as of December 31, 2003, and the related combined statements of operations, stockholders’ and members’ deficiency, and combined cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ VELAH Group LLP

Los Angeles, California

August 19, 2004, except for Note 14, as to which the date is September 7, 2004

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED BALANCE SHEET

DECEMBER 31, 2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,323,633
Cash—restricted	680,652
Accounts receivable, net of allowance for doubtful accounts and product returns of $5,526,430	9,568,178
Inventories	5,812,620
Prepaid advertising	3,108,231
Prepaid expenses and other current assets	1,438,829

Total current assets	24,932,143

INVESTMENTS, at cost	2,561,110

PROPERTY AND EQUIPMENT, Net	2,779,533

OTHER ASSETS, Net of accumulated amortization of $438,904	410,406

$30,683,192

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ DEFICIENCY

CURRENT LIABILITIES:
Accounts payable	$7,676,939
Accrued expenses	797,561
Due to affiliates	51,898
Royalty and license fees payable	47,451,038
Deferred income	3,196,271

Total current liabilities	59,173,707

STOCKHOLDERS’ AND MEMBERS’ DEFICIENCY:
Common stock	1,001
Paid-in capital	1,194,375
Members’ deficit	(11,098,708)
Accumulated deficit	(18,587,183)

Total stockholders’ and members’ deficiency	(28,490,515)

$30,683,192

The accompanying notes are an integral part of the combined financial statements

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

NET SALES	$93,500,173
COST OF SALES	29,274,097

GROSS PROFIT	64,226,076
OPERATING EXPENSES	67,596,107

LOSS FROM OPERATIONS	(3,370,031)
INTEREST INCOME	213,295
OTHER INCOME, Net	172,697

NET LOSS	$(2,984,039)

The accompanying notes are an integral part of the combined financial statements

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED STATEMENT OF STOCKHOLDERS’ AND MEMBERS’ DEFICIENCY

YEAR ENDED DECEMBER 31, 2003

	Popeil Inventions, Inc. Common Stock		R.P. Productions, Inc. Common Stock		Additional Paid-in Capital	Accumulated Deficit	Ronco Inventions, LLC Members’ Deficit	Total
	Shares	Amount	Shares	Amount
BALANCE, Beginning of year, as previously reported	1,000	$1,000	100	$1	$1,194,375	$(26,607,125)	$(481,308)	$(25,893,057)
Reclassification	—	—	—	—	—	8,164,278	(8,164,278)	—
Prior period adjustment	—	—	—	—	—	208,760	177,821	386,581

Balance, Beginning of year, as restated	1,000	1,000	100	1	1,194,375	(18,234,087)	(8,467,765)	(25,506,476)
Net loss	—	—	—	—	—	(353,096)	(2,630,943)	(2,984,039)

BALANCE, End of year	1,000	$1,000	100	$1	$1,194,375	$(18,587,183)	$(11,098,708)	$(28,490,515)

The accompanying notes are an integral part of the combined financial statements

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

COMBINED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(2,984,039)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,335,208
Gain on sale of property and equipment	(624)
Changes in operating assets and liabilities:
Accounts receivable, net	(670,591)
Inventories	1,338,015
Prepaid advertising	(587,681)
Prepaid expenses and other current assets	536,283
Other assets	(361,481)
Accounts payable	1,030,675
Accrued expenses	237,059
Royalty and license fees payable	1,497,327
Deferred income	(704,893)

Net cash provided by operating activities	665,258

CASH FLOW FROM INVESTING ACTIVITIES:
Property and equipment purchased	(555,842)
Proceeds from sale of property and equipment	1,000
Cash—restricted	(5,815)

Net cash used in investing activities	(560,657)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments on note payable	(375,000)
Net advances to affiliates	11,600

Net cash used in financing activities	(363,400)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(258,799)

CASH AND CASH EQUIVALENTS, beginning of year	4,582,432

CASH AND CASH EQUIVALENTS, end of year	$4,323,633

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$137,790

Income taxes	$1,600

The accompanying notes are an integral part of the combined financial statements

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

Note 1—Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements include the accounts of R.P. Productions, Inc. (“RPP”), a Nevada S corporation, Popeil Inventions, Inc. (“PII”), a Nevada S corporation, and Ronco Inventions, LLC (“RI”), a California limited liability company (collectively, the “Company”), which are affiliated through common ownership and common management. All significant intercompany balances and transactions have been eliminated in combination.

Business

PII and RI contract with foreign suppliers to manufacture their home and kitchen products. PII and RI market their products primarily in the United States through the broadcast of direct response commercial announcements known as infomercials, internet advertising, in-house customer service department, telemarketing, and through wholesale distributors to retailers. The infomercials are produced by RPP.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments purchased with maturities of three months or less.

Cash—Restricted

The Company maintains a cash deposit as security toward its credit card transactions.

Accounts Receivable

The Company utilizes the allowance method for accounting for losses from uncollectible accounts. Under this method, an allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. Management has determined the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company performs ongoing credit evaluations of its customers.

The accounts receivable balance at December 31, 2003 of $9,568,178 is net of the allowance for doubtful accounts and product returns totaling $5,526,430. The allowance is comprised of the allowance for doubtful accounts and the allowance for product returns of $4,761,415 and $765,015, respectively. The allowance for doubtful accounts includes $3,491,126 of cumulative customer account balances that have been sent to collections since September of 1999 and have not been written off.

Inventories

Inventories are valued at the lower of cost determined by the first-in, first-out (FIFO) method or market.

Revenue Recognition

PII and RI recognize revenue from the sale of products when the products are shipped to the customers. Net sales represent revenues generated from products shipped, shipping and handling fees, and extended service contracts less estimated returns and sales allowances for which provisions are made. Generally, the returns and sales allowances are for damaged goods and anticipated customer returns.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003

Revenue from the sale of extended service contracts are recognized on a straight-line basis over the life of the extended service contract. Extended service contract lives begin after the six-month free warranty period, and range from three to four years. Amounts received from the sale of extended service contracts prior to revenue recognition are included in deferred income on the combined balance sheet.

Investments

The Company has classified its investments as held to maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at amortized cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation and amortization utilizing accelerated methods based on the estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or lease term.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset is not recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

Income Taxes

PII and RPP have elected to be treated as S corporations for federal and state income tax purposes. Pursuant to these elections, the income or loss of the companies is included in the income tax returns of their stockholders. In addition, RI is a limited liability company, which is nontaxable entity for federal and state income tax purposes. Accordingly, the members’ have responsibility for payment of tax on their individual shares of income or losses.

Advertising Costs

Advertising costs are expensed when broadcast. Amounts paid for advertising prior to broadcast are deferred as prepaid advertising costs until such time that the advertising has been broadcast. Advertising expense amounted to approximately $29,419,000 as of December 31, 2003.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003

Note 2—Concentrations of Risk

Cash and Cash Equivalents

The Company maintains most of its cash balance at a bank located in California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $4,322,000 at December 31, 2003. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

One customer comprised approximately 18% of the Company’s net accounts receivable at December 31, 2003.

Products

For the year ended December 31, 2003, approximately 92% of the Company’s net sales were generated from the sale of Showtime Rotisserie product and accessories.

Revenues from each of the Company’s products are typically higher when first introduced. In addition, a higher percentage of sales are typically generated during the holiday season than during the rest of the year.

Supplier

During the year ended December 31, 2003, the Company purchased approximately 94% of their merchandise from one vendor who has suppliers and manufacturing locations in Korea and China. As of December 31, 2003, the Company maintained net assets consisting of tooling of approximately $1,593,000 at this supplier’s manufacturing locations in Korea and China. Although the countries are considered politically and economically stable, it is possible that unanticipated events in the region could disrupt the operations of the Company because their main supplier is located there, has possession of the tooling assets, and manufactures the product.

Note 3—Investments

Investments are held to maturity and are summarized as follows at December 31, 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political sub divisions, including municipal bonds	$2,561,110	$217,220	$—	$2,778,330

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003

Scheduled maturities of securities classified as held to maturity at December 31, 2003 were as follows:

	Amortized Cost	Fair Value
Due in:
2007	$30,001	$32,962
2008	1,000,000	1,082,840
2015	605,000	651,955
2018	400,000	456,812
2019	26,106	28,581
2024	500,003	525,180

	$2,561,110	$2,778,330

All investments are pledged to the bank for letters of credit.

Note 4—Property and Equipment

Property and equipment consisted of the following at December 31, 2003:

Transportation equipment	$1,139,973
Office furniture and equipment	2,228,382
Tooling	5,115,481
Leasehold improvements	551,329

9,035,165

Less: accumulated depreciation and amortization	6,255,632

$2,779,533

Note 5—Deferred Income

Deferred income consists of extended service contracts amounting to $3,196,271.

Note 6—Stockholders’ and Members’ Deficiency

As of December 31, 2003, common stock and additional paid-in capital consisted of the following:

	Par Value	Common Stock	Additional Paid-in Capital
R.P. Productions, Inc. Authorized, 10,000,000 shares; Issued and outstanding, 100 shares	$.0025	$1	$—

Popeil Inventions, Inc. Authorized, 1,000 shares; Issued and outstanding, 1,000 shares	$1	1,000	1,194,375

		$1,001	$1,194,375

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003

Members’ Deficit

Members’ deficit consists of the initial capital contributed to RI by two members pursuant to an operating agreement that terminates upon written approval of the members. The two members are corporations and their initial capital contribution consisted of the net book value of their assets and liabilities. The members’ deficit is due to two reasons; first, the corporations’ liabilities exceed their assets at the time of contribution and, second, continuing losses. Net profits of the LLC are allocated to the members first in amounts equal to cumulative net losses previously allocated and in proportion to their membership interest, which are 99% for one member and 1% for the other. Net losses of the LLC are allocated to members first in amounts equal to each members’ pro rata share of net profits previously allocated, second, in proportion to each members’ positive capital accounts until such capital accounts are reduced to zero, and third, in proportion to their membership interest until the capital accounts are reduced to zero and then to the member with the largest percentage interest.

Note 7—Letter of Credit

The Company entered into a letter of credit agreement with a bank which matures March 31, 2005, as amended. The Company has a facility not to exceed $8,000,000 for import letters of credit with an interest rate of 4% on unpaid balances.

This facility is collateralized and pledged by the investments, certificates of deposit, and money market accounts. The minimum collateral base amount is $1,771,000 and will be adjusted quarterly as mutually agreed by the terms of the agreement, as defined. The agreement requires that the amount of collateral be equal or exceed the amount of outstanding letters of credit plus any amounts drawn against the letters of credit. Outstanding letters of credit for inventory purchases for which the Company could have been contingently liable, amounted to $2,909,000 as of December 31, 2003.

Note 8—Royalty and License Fees Payable

The Company entered into a royalty agreement with a third party who co-invented the Showtime Rotisserie products, as well as a number of other products for the Company. Under the terms of the royalty agreement, the Company incurs royalty expense in an amount equal to 25 percent of net profits, as defined, derived from the sale of all products sold.

The Company also entered into a licensing agreement with an unrelated company that holds the patents on the Showtime Rotisserie products. Under the terms of the licensing agreement, as amended, the Company incurs license fees of $14 per unit sold through 2007.

The Company also entered into licensing agreements with the above unrelated company that holds patents relating to two of its other products. Under the terms of these agreements, as amended, the Company incurs license fees of $6 per unit sold of one product, and $17 per unit sold of other product, both through 2007. In addition, the Company incurs an annual licensing fee of $150,000. During the year ended December 31, 2003, the Company paid a minimum of $75,000 per month against the accrued license fee liabilities in forbearance of foreclosing on its license agreements. Beginning in 2004, this minimum monthly payment was reduced to $50,000 per month.

At December 31, 2003, the Company had royalty and license fees payable to two unrelated third parties in the amount of $47,451,038. Total royalty and licensing expense under these agreements for the year ended December 31, 2003 amounted to approximately $10,004,000.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003

Note 9—Commitments and Contingencies

Leases

The Company leases its facilities under long-term operating agreements expiring May 31, 2008, with early termination clauses at 12 and 24 months. Rental increases are adjusted each year based on increases in the consumer price index. The Company leases other premises and equipment on a month-to-month basis.

Future minimum payments under these lease agreements at December 31, 2003 are as follows:

Year Ending December 31,
2004	$276,000
2005	365,000
2006	365,000
2007	240,000
2008	63,000

$1,309,000

The Company leases office space from a related party (see Note 11). Rent expense paid to this related party under the month-to-month agreement was $60,000 for the year ended December 31, 2003.

Rent expense under operating leases was approximately $403,000 including related party rent for the year ended December 31, 2003.

Litigation

The Company is, from time to time, the subject to litigation, claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company’s combined financial statements.

Product Recall

In August 2002, the Company recalled approximately 37,500 of its Showtime Rotisserie products. These rotisseries were manufactured in October 1999 and were sold nationwide from November 1999 through May 2000. A minimal number of units, all from the October 1999 manufacturing run, were found to leak electrical current from the heating element posing a risk of minor electric shock. No serious injuries have been reported. For each customer who responded to the recall notification, the Company paid for the return of the rotisserie, inspected and made any necessary repairs, and returned the rotisserie to the customer. In October 2004, the recall was officially closed, and as of December 31, 2003, the recall was complete. The costs associated with the recall of $329,882 were recovered from the manufacturer.

Note 10—Employee Benefit Plan

The Company sponsors a 401(k) defined contribution benefit plan covering substantially all of its employees. Under the plan, employees can make annual voluntary contributions not to exceed the lesser of an amount equal to 15% of their compensations or limits established by the Internal Revenue Service Code. At this time, the Company does not provide for matching contributions.

RONCO INVENTIONS, LLC AND AFFILIATED COMPANIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2003

Note 11—Related Party Transactions

Due from a Related Party

At December 31, 2003, a non-interest bearing receivable in the amount of $190,034 was due from a related party and will be paid in 2004.

Due to Affiliates

During the normal course of operations, the Company enters into certain transactions with affiliated entities. At December 31, 2003, the amount due to affiliates was $51,898. Advances to affiliates are non-interest bearing and are due on demand.

Rent

The Company rents office space from a related party on a month-to-month basis (see Note 9).

Note 12—Reclassification

The accumulated deficit of the Company has been reclassified in the amount of $8,164,278 to reflect the portion of the losses for RI that were included in accumulated deficit in the prior year’s combined financial statements.

Note 13—Prior Period Adjustment

The accumulated deficit and members’ deficit of the Company have been restated to reflect previously unrecorded depreciation and amortization adjustments of $208,760 and $177,821, respectively, for a total of $386,581. Had the errors not been made, net loss for the year ended December 31, 2002 would have been decreased by $686,952.

Note 14—Subsequent Events

The shareholder of the Company, the RMP Family Trust, its parent, and a related party loaned the Company $8,500,000 and $30,650,000, respectively. These loans are evidenced by promissory notes, which bear interest at 10% per annum and are due by September 7, 2007. The purpose of these borrowings was for the payment of the royalty and license fees payable, which at December 31, 2003 totaled $41,387,289 (see Note 8).

Additionally, and concurrent with the payment of the royalty and license fees payable, the related party purchased the patents used by the Company from the unrelated company for $500,000. The related party had a separate royalty agreement with the unrelated company to which the Company was not a party. Also, as part of this agreement the licensing agreement discussed in Note 8 terminated effective December 31, 2003.

No dealer, salesperson, or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company or the underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date hereof or since the dates as of which information is set forth herein. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

14,340,502 SHARES

RONCO CORPORATION

Common Stock

PROSPECTUS

July     , 2005

PART II

Information not Required in Prospectus

Item 24. Indemnification of Directors and Officers.

Pursuant to our Articles of Incorporation and Bylaws, we will indemnify an officer or director who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he is serving in his capacity as a officer or director of us or any other corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against costs, charges, expenses (including attorney’s fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests.

With respect to actions or suits in our right, we will indemnify an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that he is serving in his capacity as a officer or director of us or any other corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against costs, charges, expenses (including attorney’s fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests.

Item 25. Other Expenses of Issuance and Distribution

The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee*		$8,813.75	*
Printing expenses*			**
Accounting fees and expenses*			**
Legal fees and expenses*			**
Transfer agent’s fees and expenses*			**
Miscellaneous*

TOTAL	$		**

*	All amounts except the Securities and Exchange Commission registration fee are estimated.
**	To be provided by amendment.

Item 26. Recent Sales of Unregistered Securities.

On June 30, 2005, we closed on the sale of 13,262,600 shares of our Series A Convertible Preferred Stock (the “Series A Stock”) at a price of $3.77 per share. Each share of Series A Stock is convertible, at the option of the holder, into one share of our Common Stock, par value $0.00001 per share subject to adjustment for future stock issuances, splits, dividends, recapitalizations, etc. All such shares were offered and sold in transactions exempt from the registration requirements under the Securities Act of 1933 pursuant to Section 4(2) thereof.

On May 23, 2005, Fi-Tek VII, Inc., issued 11,236 post-reverse-split shares of common stock to each of two persons for services rendered. All such shares were issued in transactions exempt from the registration requirements under the Securities Act of 1933 pursuant to Section 4(2) thereof.

On March 29, 2005, Fi-Tek VII, Inc., issued 22,472 post-reverse-split shares of common stock to each of its two directors and executive officers. All such shares were issued in transactions exempt from the registration requirements under the Securities Act of 1933 pursuant to Section 4(2) thereof.

Item 27. Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated May 23, 2005, among Fi-Tek VII, Inc., now known as Ronco Corporation; the “FTK Insiders”; Ronco Acquisition Corporation; and Ronco Marketing Corporation. (1)

2.2	Asset Purchase Agreement dated December 10, 2004, as amended, among Ronco Marketing Corporation and Ronco Inventions, LLC; Popeil Inventions, Inc.; RP Productions, Inc.; RMP Family Trust and Ronald M. Popeil. (1)

3.1(i)	Articles of Incorporation of Fi-Tek VII, Inc., now known as Ronco Corporation, as amended. (2)

3.1(ii)	Bylaws of Fi-Tek VII, Inc., now known as Ronco Corporation. (2)

4.1	Certificate of Designation of Powers, Preferences and Rights of the Series A Convertible preferred Stock of Ronco Corporation. (1)

4.2	Form of Ronco Corporation 2005 Stock Incentive Plan. (3)

5.1	Opinion of Broad and Cassel as to the validity of the shares of Common Stock. (3)

10.1	Consulting Agreement between Charles E. Campbell & Associates, Inc., Ronco Acquisition Corporation and Ronco Marketing Corporation dated April 10, 2005. (3)

10.2	Lock-Up Agreement for Copper Beech Equity Partners dated June 28, 2005. (3)

10.3	Form of Lock-Up Agreement for Content Holding LLC. (3)

10.4	Form of Assignment and Assumption Agreement dated June 29, 2005, between Ronco Marketing Corporation and Ronald M. Popeil. (1)

10.5	Form of Promissory Note between Ronco Marketing Corporation and Popeil Inventions Inc. (1)

10.6	Form of Consulting and Advisory Services Agreement between Ronco Marketing Corporation and Ronald M. Popeil. (1)

10.7	Form of Trademark Co-Existence Agreement between Ronco Marketing Corporation and Ronald M. Popeil. (1)

10.8	Form of New Product Development Agreement by and among Ronald M. Popeil, Alan L. Backus and Ronco Marketing Corporation. (1)

10.9	Form of Placement Agent Agreement dated May 26, 2005, between Ronco Marketing Corporation and Sanders Morris Harris. (1)

10.10	Form of Advisory Agreement dated May 20, 2005, between Ronco Marketing Corporation and Copper Beech LLC, Copperfield Equity Partners LLC, Coll International LLC, and Content Holding LLC. (1)

10.11	Form of Ronco Corporation’s Subscription Agreement. (1)

10.12	Form of Warrant between Ronco Corporation and Sanders Morris Harris Inc. (1)

10.13	Form of Registration Rights Agreement between Ronco Corporation, the parties set forth on the signature page and Exhibit A thereto and other stockholders of the Company. (1)

10.14	Form of Employment Agreement between Ronco Corporation and Richard F. Allen, Sr. (1)

Exhibit No.	Description
10.15	Form of Employment Agreement between Ronco Corporation and Evan J. Warshawsky. (1)

10.16	Form of Restricted Stock Purchase Agreement between Ronco Corporation and Richard F. Allen, Sr. (1)*

10.17	Form of the Restricted Stock Purchase Agreement between Ronco Corporation and Evan Warshawsky. (1)*

10.18	Form of Restricted Stock Purchase Agreement between Ronco Corporation and Gilbert Azafrani (3)

23.1	Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)

23.2	Consent of Mahoney Cohen & Company, CPA, P.C. (3)

23.3	Consent of Stark Winter Schenkein & Co, LLP. (3)

23.4	Consent of VELAH Group LLP. (3)

(1)	Incorporated by reference to Form 8-K dated June 27, 2005, of Ronco Corporation.
(2)	Incorporated by reference to Registration Statement No. 33-37514-D, effective April 14, 1992.
(3)	Filed herewith.
*	Management Compensation Plan or Arrangements

Item 28. Undertakings

We hereby undertake:

(1) To file, during any period in which we offer or sell securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed material information on the plan of distribution.

(2) That, for determining liability under the Securities Act, to treat each post-effective amendment as new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering

Insofar as indemnification for the liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration statement to be signed on its behalf by the undersigned, in the City of Chatsworth, State of California, on the 29 day of July, 2005.

RONCO CORPORATION

By:	/s/ EVAN J. WARSHAWSKY
Evan J. Warshawsky, Chief Financial Officer and Secretary

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Richard F. Allen, Sr., and Evan J. Warshawsky, or any either of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ RICHARD F. ALLEN, SR. Richard F. Allen, Sr.	Chief Executive Officer, President and Director (Principal Executive Officer)	July 29, 2005

/s/ EVAN J. WARSHAWSKY Evan J. Warshawsky	Chief Financial Officer and Secretary (Principal Accounting Officer and Principal Financial Officer)	July 29, 2005

/s/ ANTHONY C. BROWN Anthony C. Brown	Director	July 29, 2005

/s/ HAROLD D. KAHN Harold D. Kahn	Director	July 29, 2005

/s/ A. EMERSON MARTIN, II A. Emerson Martin, II	Director	July 29, 2005

/s/ GREGG A. MOCKENHAUPT Gregg A. Mockenhaupt	Director	July 29, 2005

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated May 23, 2005, among Fi-Tek VII, Inc., now known as Ronco Corporation; the “FTK Insiders”; Ronco Acquisition Corporation; and Ronco Marketing Corporation. (1)

2.2	Asset Purchase Agreement dated December 10, 2004, as amended, among Ronco Marketing Corporation and Ronco Inventions, LLC; Popeil Inventions, Inc.; RP Productions, Inc.; RMP Family Trust and Ronald M. Popeil. (1)

3.1(i)	Articles of Incorporation of Fi-Tek VII, Inc., now known as Ronco Corporation, as amended. (2)

3.1(ii)	Bylaws of Fi-Tek VII, Inc., now known as Ronco Corporation. (2)

4.1	Certificate of Designation of Powers, Preferences and Rights of the Series A Convertible preferred Stock of Ronco Corporation. (1)

4.2	Form of Ronco Corporation 2005 Stock Incentive Plan. (3)

5.1	Opinion of Broad and Cassel as to the validity of the shares of Common Stock. (3)

10.1	Consulting Agreement between Charles E. Campbell & Associates, Inc., Ronco Acquisition Corporation and Ronco Marketing Corporation dated April 10, 2005. (3)

10.2	Lock-Up Agreement for Copper Beech Equity Partners dated June 28, 2005. (3)

10.3	Form of Lock-Up Agreement for Content Holding LLC. (3)

10.4	Form of Assignment and Assumption Agreement dated June 29, 2005, between Ronco Marketing Corporation and Ronald M. Popeil. (1)

10.5	Form of Promissory Note between Ronco Marketing Corporation and Popeil Inventions Inc. (1)

10.6	Form of Consulting and Advisory Services Agreement between Ronco Marketing Corporation and Ronald M. Popeil. (1)

10.7	Form of Trademark Co-Existence Agreement between Ronco Marketing Corporation and Ronald M. Popeil. (1)

10.8	Form of New Product Development Agreement by and among Ronald M. Popeil, Alan L. Backus and Ronco Marketing Corporation. (1)

10.9	Form of Placement Agent Agreement dated May 26, 2005, between Ronco Marketing Corporation and Sanders Morris Harris. (1)

10.10	Form of Advisory Agreement dated May 20, 2005, between Ronco Marketing Corporation and Copper Beech LLC, Copperfield Equity Partners LLC, Coll International LLC, and Content Holding LLC. (1)

10.11	Form of Ronco Corporation’s Subscription Agreement. (1)

10.12	Form of Warrant between Ronco Corporation and Sanders Morris Harris Inc. (1)

10.13	Form of Registration Rights Agreement between Ronco Corporation, the parties set forth on the signature page and Exhibit A thereto and other stockholders of the Company. (1)

10.14	Form of Employment Agreement between Ronco Corporation and Richard F. Allen, Sr. (1)

10.15	Form of Employment Agreement between Ronco Corporation and Evan J. Warshawsky. (1)

10.16	Form of Restricted Stock Purchase Agreement between Ronco Corporation and Richard F. Allen, Sr. (1)*

Exhibit No.	Description
10.17	Form of Restricted Stock Purchase Agreement between Ronco Corporation and Evan Warshawsky. (1)*

10.18	Form of Restricted Stock Purchase Agreement between Ronco Corporation and Gilbert Azafrani (3)

23.1	Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)

23.2	Consent of Mahoney Cohen & Company, CPA, P.C. (3)

23.3	Consent of Stark Winter Schenkein & Co, LLP. (3)

23.4	Consent of VELAH Group LLP. (3)

(1)	Incorporated by reference to Form 8-K dated June 27, 2005, of Ronco Corporation.
(2)	Incorporated by reference to Registration Statement No. 33-37514-D, effective April 14, 1992.
(3)	Filed herewith.
*	Management Compensation Plan or Arrangements